As filed with the Securities and Exchange Commission on May 31, 2019

Registration No. 333-231241

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GLACIER BANCORP, INC.

(Exact name of registrant as specified in its charter)

MONTANA	6022	81-0519541
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification no.)

49 Commons Loop, Kalispell, Montana 59901 (406) 756-4200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

RANDALL M. CHESLER

President and Chief Executive Officer

49 Commons Loop

Kalispell, Montana 59901

(406) 756-4200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

STEPHEN M. KLEIN BART E. BARTHOLDT Miller Nash Graham & Dunn LLP Pier 70, 2801 Alaskan Way, Suite 300 Seattle, Washington 98121-1128 Telephone: (206) 777-7506 Facsimile: (206) 340-9599	LAWRENCE M.F. SPACCASI NED QUINT Luse Gorman PC 5335 Wisconsin Avenue, NW, Suite 780 Washington DC 20015 Telephone: (202) 274-2000 Facsimile: (202) 362-2902

Approximate date of commencement of proposed sale of securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.   ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided purchase to Section 7(a)(2)(B) of the Securities Act.   ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell nor shall there be any sale of these securities in any jurisdiction in which such offer or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED MAY 31, 2019

PROXY STATEMENT	PROSPECTUS OF
OF HERITAGE BANCORP	GLACIER BANCORP, INC.

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

Dear Heritage Bancorp Shareholders:

As you may know, the boards of directors of Heritage Bancorp (“Heritage”) and Glacier Bancorp, Inc., Kalispell, Montana (“Glacier”) have each unanimously approved a merger of Heritage with and into Glacier, subject to approval by Heritage shareholders and appropriate bank regulators. Immediately following the merger, Heritage’s subsidiary Heritage Bank of Nevada the “Bank”) will be merged into Glacier’s subsidiary Glacier Bank (“Glacier Bank”), subject to approval of appropriate bank regulators.

Under the terms of the Plan and Agreement of Merger, dated April 3, 2019 (the “merger agreement”), each outstanding share of Heritage common stock will be exchanged for a “unit” comprised of $12.00 and 4.00 shares of Glacier common stock, subject to certain adjustments. The common stock of Glacier trades on the NASDAQ Global Select Market under the symbol “GBCI.” Heritage’s common stock is not currently listed or traded on any securities exchange or quotation system.

The stock portion of each unit is subject to adjustment in the event that the average closing price for Glacier common stock over a 20-day period prior to closing is more than $50.59 or less than $35.19, or less than $37.39, if such stock price has underperformed the KBW Regional Bank Index by more than fifteen percentage points. In that event, either Glacier or Heritage, respectively, may provide notice to terminate the merger agreement, provided that the merger agreement will not be terminated if either Heritage or Glacier, as the case may be, elects to adjust the consideration to be issued in the merger as described in this proxy statement/prospectus. Glacier may also elect to pay additional cash consideration in lieu of increasing the number of shares to be issued in the merger.

The cash portion of each unit is subject to adjustment depending on Heritage’s capital prior to the closing of the merger, calculated in accordance with the merger agreement. If Heritage’s capital is less than the minimum required, which is $99,117,206 (subject to specified adjustments), the cash portion of each unit will be reduced on a pro rata basis by the amount of such deficiency. If Heritage’s closing capital, after being adjusted in accordance with the terms of the merger agreement, is in excess of the minimum required, Heritage may pay a special dividend to its shareholders in the amount of such excess.

Assuming for purposes of illustration only that (i) there is no increase or reduction of the cash portion of each unit, and (ii) the average closing price for Glacier common stock is $40.66, which was the closing price of Glacier common stock on May 24, 2019, as quoted on the NASDAQ Global Select Market, for each of your shares of Heritage common stock, you will receive consideration with an estimated current value of $174.64, consisting of a combination of $12.00 in cash and 4.00 shares of Glacier common stock (valued at $162.64).

Assuming the exchange of all outstanding Heritage common stock for stock and cash in accordance with the merger agreement, Heritage shareholders will, in the aggregate, receive approximately 5,473,276 shares of Glacier common stock in the merger, representing approximately 5.9% of Glacier’s outstanding common stock after taking into account Glacier shares to be issued in the merger.

Heritage will hold a special shareholders’ meeting to vote on the merger agreement on July 11, 2019, at 9:00 a.m. Pacific Daylight Time, at 2330 South Virginia Street, Reno, Nevada. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed form of proxy.

The board of directors of Heritage has unanimously recommended that you vote FOR approval of the merger agreement and the other proposals described in this proxy statement/prospectus.

/s/ Robert A. Cashell, Jr. Robert A. Cashell, Jr., Chairman

Neither the Federal Deposit Insurance Corporation, Securities and Exchange Commission, nor any state securities commission has approved the securities to be issued by Glacier or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of Glacier common stock to be issued in the merger are not savings or deposit accounts or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation, the Federal Deposit Insurance Fund or any other governmental agency. Such shares are not guaranteed by Glacier or Heritage and are subject to investment risk, including the possible loss of principal.

This proxy statement/prospectus is dated June 4, 2019 and is first being mailed to

Heritage shareholders on or about June 5, 2019.

HERITAGE BANCORP

Reno, Nevada 89502

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD JULY 11, 2019

TO THE SHAREHOLDERS OF HERITAGE BANCORP:

A special meeting of shareholders of Heritage Bancorp (“Heritage”) will be held on July 11, 2019, at 9:00 a.m. Pacific Daylight Time, at 2330 South Virginia Street, Reno, Nevada. The special meeting is for the following purposes:

1.

To consider and vote on a proposal to approve the Plan and Agreement of Merger, dated as of April 3, 2019 (the “merger agreement”), among Glacier Bancorp, Inc. (“Glacier”), Glacier Bank, Heritage and Heritage Bank of Nevada (“Heritage Bank”). The merger agreement is attached as Appendix A to the proxy statement/prospectus.

2.	To approve one or more adjournments of the Heritage special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of approval of the merger agreement.

Holders of record of Heritage common stock at the close of business on May 24, 2019, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting or any adjournments or postponements of it. The affirmative vote of the holders of at least a majority of the shares of Heritage’s outstanding common stock is required for approval of the merger agreement. To that end, Heritage’s directors, executive officers and a significant shareholder have signed agreements to vote their shares in favor of the merger agreement. Such persons are entitled to vote 843,828 shares representing approximately 61.6% of all outstanding shares of Heritage common stock. As of May 24, 2019, there were 1,368,319 shares of Heritage common stock outstanding.

Heritage shareholders have the right to dissent from the merger and obtain payment of the fair value of their shares of Heritage common stock under the Nevada Revised Statutes, NRS 92A.300 through 92A.500. A copy of the provisions regarding dissenters’ rights is attached as Appendix B to the accompanying proxy statement/prospectus. For details of your dissenters’ rights and how to exercise them, please see the discussion under “The Merger – Dissenters’ Rights.”

Your vote is important. Whether or not you plan to attend the special meeting, please complete, sign, date and promptly return the accompanying proxy using the enclosed envelope. If for any reason you should desire to revoke your proxy, you may do so at any time before it is voted at the meeting. If you do not vote your shares, it will have the same effect as voting against the merger.

The board of directors of Heritage has determined that the merger agreement is fair to, advisable, and in the best interests of Heritage and its shareholders and unanimously recommends that you vote FOR approval of the merger agreement. With regard to its recommendation that shareholders vote FOR approval of the merger agreement, the board of directors of Heritage considered a number of factors, as discussed in “ Background of and Reasons for the Merger” beginning on page 20. Such factors also constituted the reasons that the board of directors determined to approve the merger agreement and to recommend that Heritage shareholders vote in favor of the merger agreement.

You will receive instructions on how to exchange your shares of Heritage common stock for the merger consideration promptly after the closing of the merger.

By Order of the Board of Directors,

/s/ Hawley MacLean Hawley MacLean, Secretary

Reno, Nevada

June 4, 2019

REFERENCES TO ADDITIONAL INFORMATION

Glacier

This proxy statement/prospectus incorporates important business and financial information about Glacier from documents that Glacier has previously filed with the Securities and Exchange Commission (“SEC”) and that are contained in or incorporated by reference into this proxy statement/prospectus. For a listing of Glacier documents incorporated by reference into this proxy statement/prospectus, please see the section entitled “Where You Can Find More Information.” This information is available for you to review at the SEC’s website at http://www.sec.gov.

You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning Glacier, without charge, by telephone or written request directed to:

Glacier Bancorp, Inc.

49 Commons Loop

Kalispell, Montana 59901

ATTN: Ron Copher, Corporate Secretary

Telephone: (406) 751-7706

Certain reports can also be found on Glacier’s website at www.glacierbancorp.com.

Glacier’s common stock is traded on the NASDAQ Global Select Market under the symbol “GBCI.”

You will not be charged for the documents that you request. If you would like to request documents, please do so by July 3, 2019 in order to receive them before the Heritage special shareholders’ meeting.

Heritage

Heritage does not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”), is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, and accordingly does not file documents or reports with the SEC.

If you have questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus, would like copies of Heritage’s articles of incorporation or bylaws, or would like copies of Heritage’s historical consolidated financial statements or need help voting your shares, please contact:

Heritage Bancorp

2330 South Virginia Street

Reno, Nevada 89502

ATTN: Stanley Wilmoth, President and Chief Executive Officer

(775) 321-4110

Appendix A	–	Plan and Agreement of Merger, dated as of April 3, 2019

Appendix B	–	Nevada Revised Statutes, NRS 92A.300 through NRS 92A.500, Regarding Dissenters’ Rights

Appendix C	–	Opinion of D.A. Davidson & Co., Financial Advisor to Heritage

i

QUESTIONS AND ANSWERS

Why am I receiving these materials?

We are sending you these materials to solicit your proxy to vote in favor of the merger and to help you decide how to vote your shares of Heritage Bancorp (“Heritage”) common stock with respect to its proposed merger with Glacier Bancorp, Inc. (“Glacier”). The merger cannot be completed unless Heritage receives the affirmative vote of the holders of at least a majority of the outstanding shares of Heritage’s common stock. Heritage is holding a special meeting of shareholders to vote on proposals relating to the merger. Information about the special meeting is contained in this document. See “Heritage Special Shareholders Meeting.”

This document is both a proxy statement of Heritage and a prospectus of Glacier. It is a proxy statement because the officers and board of directors of Heritage (the “Heritage Board”) are soliciting proxies from Heritage shareholders in connection with voting on the merger. It is a prospectus because Glacier will issue shares of its common stock in exchange for shares of Heritage common stock as a portion of the consideration to be paid in the merger.

What will Heritage shareholders receive in the merger?

Under the terms of the merger agreement, each share of Heritage common stock will be exchanged for a “unit” comprised of 4.00 shares of Glacier common stock and $12.00 in cash, subject to adjustment as described below.

Assuming for purposes of illustration only that the average closing price for Glacier common stock is $40.66 (which was the closing price for Glacier common stock on May 24, 2019), each share of Heritage common stock would be exchanged for 4.00 shares of Glacier common stock with a total value equal to $162.64, in addition to the cash consideration of $12.00 per share.

The stock portion of each unit may be adjusted in certain circumstances based on whether Glacier common stock is trading either higher or lower than prices specified in the merger agreement immediately prior to the closing of the merger, in order to avoid termination of the merger agreement.

The cash portion of each unit will be subject to reduction if the “HB Closing Capital”, as defined in the merger agreement, is less than the target of $99,117,206, subject to certain adjustments. In such event, the cash portion of each unit will be reduced on a pro rata basis by the amount of such deficiency.

If the HB Closing Capital exceeds $99,117,206, subject to certain adjustments, Heritage may, upon written notice to Glacier and effective immediately prior to the closing of the merger, declare and pay a special dividend to its shareholders in the amount of such excess.

By voting to approve the merger agreement, Heritage shareholders will give the Heritage Board the authority to elect to cause Heritage to accept a reduction on a per-share basis of the number of shares of Glacier common stock to be issued in the merger if the Glacier average closing price exceeds $50.59 as described above. See “The Merger – Termination of the Merger Agreement.”

Assuming the exchange of all outstanding Heritage common stock for Glacier common stock as a portion of the merger consideration in accordance with the merger agreement and that none of the outstanding options to purchase Heritage common stock are exercised, Heritage shareholders will receive, in the aggregate, approximately 5,473,276 shares of Glacier common stock in the merger, representing approximately 5.9% of Glacier’s outstanding common stock after taking into account Glacier shares to be issued in the merger.

How soon after the merger is completed can I expect to receive my merger consideration?

Glacier will work with its exchange agent, American Stock Transfer & Trust Company, LLC, to complete the exchange of your Heritage stock certificates for consideration payable in the merger as promptly as practicable following the completion of the merger.

Will the shares of Glacier common stock that I receive in the merger be freely transferable?

Yes. The Glacier common stock issued in the merger will be transferable free of restrictions under federal and state securities law once it has been received by you.

When will the merger occur?

We presently expect to complete the merger during the third quarter of 2019. The actual timing of the transaction is subject to a number of factors (primarily regulatory approvals), many of which are beyond the control of Glacier and Heritage. The merger is conditioned upon and will occur after the approval of the merger agreement by the affirmative vote of holders of at least a majority of the shares of Heritage common stock at the Heritage special meeting, after the merger has received regulatory approvals, and following the satisfaction or waiver of the other conditions to the merger described in the merger agreement and summarized under “The Merger” below.

If the merger does not occur by November 30, 2019, either Glacier or Heritage may unilaterally terminate the merger agreement, subject to an extension of such date under certain circumstances.

When and where will the special meeting take place?

Heritage will hold a special meeting of its shareholders on July 11, 2019, at 9:00 a.m. Pacific Daylight Time, at 2330 South Virginia Street, Reno, Nevada.

Who may vote at the special meeting?

The Heritage Board has set May 24, 2019 as the record date for the special meeting. If you were the owner of Heritage common stock at the close of business on May 24, 2019, you may vote at the special meeting.

What vote is required to approve the merger agreement?

Approval of the merger agreement requires the affirmative vote of the holders of at least a majority of the shares of Heritage’s outstanding common stock. As described in this proxy statement/prospectus, Heritage’s directors and executive officers and a significant shareholder have agreed to vote the shares they are entitled to vote in favor of the merger agreement. As of the date hereof, such persons are entitled to vote 843,828 shares of Heritage common stock, representing approximately 61.6% of all outstanding shares of Heritage common stock. Accordingly, shareholder approval of the merger agreement is assured. See “Heritage Special Shareholders’ Meeting” and “The Merger – Voting Agreement.”

What vote is required to approve the adjournment of the special meeting, if necessary or appropriate?

The proposal to adjourn the special meeting, if necessary or appropriate, including adjournments to solicit additional proxies, will be approved if the votes cast in favor of the proposal exceed the votes cast against the proposal, assuming a quorum is present. The Voting Agreement entered into by Heritage’s directors, officers and a significant shareholder provide that such persons have agreed to vote the shares covered by such agreement in favor of any proposal to adjourn the special meeting if there are not sufficient votes to approve the merger agreement.

How do I vote?

If you were a shareholder of record on May 24, 2019, you may vote on the proposals presented at the special meeting in person or by proxy. We urge you to vote promptly by completing the enclosed proxy card. Even if you plan to attend the special meeting, we recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the special meeting.

You may cast your vote by mail by completing, signing and dating the enclosed proxy card and returning it to us promptly in the enclosed envelope. Returning the proxy card will not affect your right to attend the special meeting and vote.

If you choose to vote your shares in person at the special meeting, please bring the enclosed proxy card and proof of identification.

Can I change my vote after I have mailed my signed proxy card?

Yes. You may change your vote at any time before your proxy is voted at the special meeting. If your shares of Heritage common stock are held in your own name, you may change your vote as follows:

•

By sending a written notice to Heritage Bancorp, 2330 South Virginia Street, Reno, Nevada 89502, ATTN: Secretary, Hawley MacLean, stating that you would like to revoke your proxy and provide new instructions on how to vote;

•	By completing and submitting a later-dated proxy card; or

•	By attending the meeting and voting in person.

If you choose either the first or second method above, you must submit your notice of revocation or your new proxy card to Heritage’s Secretary prior to the vote at the special meeting.

What happens if I return my proxy but do not indicate how to vote my shares?

If you sign and return your proxy card but do not provide instructions on how to vote your shares of Heritage common stock at the special meeting of shareholders, your shares of Heritage common stock will be voted “FOR” approval of the merger agreement and “FOR” approval of one or more adjournments of the special meeting.

How does the Heritage Board recommend that I vote?

The Heritage Board unanimously recommends that Heritage shareholders vote “FOR” the proposals described in this proxy statement/prospectus, including in favor of approval of the merger agreement.

What do I need to do now?

We encourage you to read this proxy statement/prospectus and related information in its entirety. Important information is presented in greater detail elsewhere in this document, and documents governing the merger are attached as appendices to this proxy statement/prospectus. In addition, much of the business and financial information about Glacier that may be important to you is incorporated by reference into this document from documents separately filed by Glacier with the Securities and Exchange Commission (“SEC”). This means that important disclosure obligations to you are satisfied by referring you to one or more documents separately filed with the SEC.

Following review of this proxy statement/prospectus, please complete, sign, and date the enclosed proxy card and return it in the enclosed envelope as soon as possible so that your shares of Heritage common stock can be voted at Heritage’s special meeting of shareholders.

Should I send in my common stock certificates now?

No. Please do not send your Heritage common stock certificates with your proxy card. You will receive written instructions from Glacier’s exchange agent promptly following the closing of the merger on how to exchange your Heritage common stock certificates for the merger consideration.

What risks should I consider?

You should review carefully our discussion under “Risk Factors.” You should also review the factors considered by the Heritage Board in approving the merger agreement. See “Background of and Reasons for the Merger.”

What are the material United States federal income tax consequences of the merger to Heritage shareholders?

Glacier and Heritage expect to report the merger of Heritage with and into Glacier as a tax-free reorganization for U.S. federal income tax purposes under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). It is a condition to the closing of the merger that each party receives an opinion from its respective legal counsel that the merger will qualify as a reorganization under Section 368(a).

In a tax-free reorganization, a shareholder who exchanges his, her or its shares of common stock in an acquired company for shares of common stock in an acquiring company, plus cash, must generally recognize gain (but not loss) on the exchange in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the fair market value of the shares of the acquiring company common stock (including any fractional shares) and any cash received pursuant to the merger (excluding any cash received in lieu of fractional shares) over the shareholder’s adjusted tax basis in his, her or its shares of acquired company common stock surrendered pursuant to the merger), or (2) the amount of cash (excluding any cash received in lieu of fractional shares) received pursuant to the merger.

For a detailed discussion of the material U.S. federal income tax consequences of the merger, see “The Merger – Material U.S. Federal Income Tax Consequences of the Merger.”

We urge you to consult your tax advisor to fully understand the tax consequences to you of the merger. Tax matters are very complicated and in many cases the tax consequences of the merger will depend upon your particular facts and circumstances.

Do I have appraisal or dissenters’ rights?

Yes. If you are a Heritage shareholder and you do not agree with the merger, do not vote in favor of the merger agreement, and take certain other actions required by Nevada law, you will have dissenters’ rights under the Nevada Revised Statutes NRS 92A.300 through NRS 92A.500. Exercise of these rights will result in the purchase of your shares of Heritage common stock at “fair value,” as determined in accordance with Nevada law. If you elect to exercise this right, we encourage you to consult with your financial and legal advisors. Please read the section entitled “The Merger – Dissenters’ Rights” for additional information.

Who can help answer my questions?

If you have questions about the merger, the special shareholders meeting, or your proxy, or if you need additional copies of this document or a proxy card, you should contact:

Heritage Bancorp

2330 South Virginia Street

Reno, Nevada 89502

ATTN: Stanley Wilmoth, President and Chief Executive Officer

Tel. No. (775) 321-4110

SUMMARY

This summary, together with the preceding section entitled “Questions and Answers about this Document and the Merger,” highlights selected information about this proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to read carefully the entire proxy statement/prospectus and any other documents to which we refer to fully understand the merger. The merger agreement is attached as Appendix A to this proxy statement/prospectus.

Information about Glacier and Heritage

Glacier Bancorp, Inc.

49 Commons Loop

Kalispell, Montana 59901

(406) 756-4200

General

Glacier, headquartered in Kalispell, Montana, is a Montana corporation, initially incorporated in Delaware in 1990, and subsequently incorporated under Montana law in 2004. Glacier is a publicly traded company and its common stock trades on the NASDAQ Global Select Market under the symbol “GBCI.” Glacier is a regional bank holding company providing a full range of commercial banking services from 156 branch locations in Montana, Idaho, Wyoming, Colorado, Utah, Washington and Arizona, operating through 15 separately branded divisions of its wholly owned bank subsidiary, Glacier Bank. Glacier offers a wide range of banking products and services, including transaction and savings deposits, real estate, commercial, agriculture and consumer loans, mortgage origination services, and retail brokerage services. Glacier serves individuals, small to medium-sized businesses, community organizations and public entities.

As of March 31, 2019, Glacier had total assets of approximately $12.074 billion, total net loans receivable of approximately $8.196 billion, total deposits of approximately $9.588 billion and approximately $1.551 billion in shareholders’ equity.

Financial and other information regarding Glacier, including risks associated with Glacier’s business, is set forth in Glacier’s annual report on Form 10-K for the year ended December 31, 2018. Information regarding Glacier’s executive officers and directors, as well as additional information, including executive compensation and certain relationships and related transactions, is set forth or incorporated by reference in Glacier’s annual report on Form 10-K for the year ended December 31, 2018 and Glacier’s proxy statement for its 2019 annual meeting of shareholders, and the Forms 8-K filed by Glacier that are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information.”

Recent Acquisitions

Glacier’s strategy is to profitably grow its business through internal growth and selective acquisitions. Glacier continues to look for profitable expansion opportunities, primarily in existing and new markets in the Rocky Mountain states. The table below provides information regarding Glacier’s most recent completed and pending acquisitions. Except as noted, information with respect to acquisitions reflects fair value adjustments following completion of the acquisitions.

	Total Assets	Gross Loans	Total Deposits	Closing Date
	(Dollars in thousands)
FNB Bancorp and subsidiary The First National Bank of Layton*	$328,893	$248,725	$279,674	4/30/2019
Inter-Mountain Bancorp, Inc. and subsidiary First Security Bank	1,109,684	627,767	877,586	2/28/2018
Columbine Capital Corp. and subsidiary Collegiate Peaks Bank	551,198	354,252	437,171	1/31/2018
TFB Bancorp and subsidiary The Foothills Bank	385,839	292,529	296,760	4/30/2017

*

Amounts represent FNB values as of March 31, 2019. The initial accounting for the FNB acquisition has not been completed because the fair value of financial assets, financial liabilities and goodwill has not yet been determined.

Heritage Bancorp

2330 Virginia Street

Reno, Nevada

(775) 321-4110

Heritage, headquartered in Reno, Nevada, is a Nevada corporation formed in 2003 for the purpose of acquiring the stock of Heritage Bank of Nevada (“Heritage Bank”) and becoming the holding company for Heritage Bank. Heritage has no substantial operations separate or apart from Heritage Bank. Heritage Bank is a national banking association which commenced operations in 1995. Heritage Bank’s principal office is located in Reno, Nevada and the Bank maintains branch offices in Reno (four branches), Carson City, Sparks, and Gardnerville, all in Nevada.

As of March 31, 2019, Heritage had total assets of approximately $840.8 million, total gross loans of approximately $589.5 million, total deposits of approximately $723.0 million and approximately $106.4 million in shareholders’ equity.

For additional information, see “Information Concerning Heritage Bancorp” below.

The Merger

The merger agreement provides for the merger of Heritage with and into Glacier, and immediately thereafter, the merger of Heritage Bank with and into Glacier Bank. In the merger, your shares of Heritage common stock, if you do not dissent, will be exchanged for the right to receive a combination of shares of Glacier common stock and cash.

The merger agreement is attached as Appendix A to this proxy statement/prospectus. We encourage you to read the merger agreement in its entirety.

In the merger, Glacier will issue shares of its common stock and pay cash for all shares of Heritage common stock outstanding as of the date of the closing of the merger, except properly dissenting shares. Each outstanding share of Heritage will be exchanged for a “unit” comprised of Glacier common stock and cash, as follows:

•

Stock Portion. 4.00 Glacier shares, subject to adjustment as follows: If the average closing price of Glacier common stock calculated in accordance with the merger agreement exceeds $50.59, Glacier may elect to terminate the merger agreement, unless Heritage elects to accept a decrease in the number of shares to be issued on a per-share basis, in order to avoid termination of the merger agreement.

Conversely, if the average closing price of Glacier stock (i) is less than $37.39 and the price of Glacier common stock has underperformed the KBW Regional Banking Index by more than 15 percentage points or (ii) is less than $35.19, Heritage may terminate the merger agreement, unless Glacier elects to increase on a per-share basis the number of shares of Glacier common stock, or in Glacier’s discretion, Glacier the amount of cash, in order to avoid termination of the merger agreement.

On May 24, 2019, the closing price of Glacier common stock was $40.66 per share.

Potential adjustments to the per share merger consideration are described under “The Merger – Termination of the Merger Agreement” below.

Glacier will not issue fractional shares and will instead pay cash in lieu of such fractional shares, as described under “The Merger – Fractional Shares” below.

•

Cash Portion. $12.00 in cash, subject to adjustment as follows: If Heritage’s closing capital (referred to in the merger agreement as the “HB Closing Capital”) is less than the minimum required, which is $99,117,206, subject to adjustment as provide in the merger agreement, the cash portion of each unit will be reduced on a pro rata basis based on the amount of such deficiency.

If the HB Closing Capital is in excess of $99,117,206, subject to adjustment, Heritage may, prior to the merger, declare and pay a special dividend to its shareholders in the aggregate amount of such excess.

The amount of the HB Closing Capital may be reduced or increased, as the case may be, if Heritage’s transaction-related expenses are above or below a specified amount.

For additional information, including the manner in which HB Closing Capital is determined, see the discussion under the heading “The Merger” below.

In addition, any outstanding options to purchase Heritage common stock that remain unexercised at the time of the merger (whether vested or unvested) will be converted into fully vested options to purchase Glacier common stock. Holders of such options will also be entitled to receive a cash payment equal, on a per-share basis, to the amount, if any, paid by Heritage to its shareholders in a special dividend as described above.

Recommendation of Heritage Board

The Heritage Board unanimously recommends that holders of Heritage common stock vote “FOR” the proposal to approve the merger agreement.

For further discussion of Heritage’s reasons for the merger and the recommendations of the Heritage Board, see “Background of and Reasons for the Merger – Reasons for the Merger – Heritage.”

Opinion of Heritage’s Financial Advisor

In connection with the merger, Heritage’s financial advisor, D.A. Davidson & Co. (“Davidson”), delivered a written opinion, dated April 3, 2019, to the Heritage Board as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Heritage common stock of the merger consideration in the proposed merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Davidson in preparing the opinion, is attached as Appendix C to this document. The opinion was for the information of, and was directed to, the Heritage Board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of Heritage to engage in the merger or enter into the merger agreement or constitute a recommendation to the Heritage Board in connection with the merger, and it does not constitute a recommendation to any holder of Heritage common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter.

For further information, see “Background of and Reasons for the Merger – Opinion of Heritage’s Financial Advisor.”

Interests of Heritage Directors and Executive Officers in the Merger

When you consider the unanimous recommendation of the Heritage Board that Heritage’s shareholders approve the merger agreement, you should be aware that certain members of Heritage’s and/or Heritage Bank’s management have interests in the merger that are different from, or in addition to, their interests as Heritage shareholders. These interests arise out of, among other things, voting and non-competition agreements entered into by the directors and executive officers of Heritage, employment agreements entered into with Glacier by certain Heritage and Heritage Bank executive officers, payments to be made to directors and certain executive officers pursuant to existing change in control agreements with Heritage, the anticipated acceleration of vesting of stock options held by directors and executive officers, and provisions in the merger agreement relating to indemnification of Heritage directors and officers. For a description of the interests of Heritage’s directors and executive officers in the merger, see “The Merger – Interests of Heritage Directors and Executive Officers in the Merger.”

The Heritage Board was aware of these interests and took them into account in its decision to approve the merger agreement.

Heritage Shareholders Dissenters’ Rights

Under Nevada law, Heritage shareholders have the right to dissent from the merger and receive cash for the “fair value” of their shares of Heritage common stock. The procedures required under Nevada law are described later in this document, and a copy of the relevant statutory provisions is attached as Appendix B. For more information on dissenters’ rights, see “The Merger – Dissenters’ Rights.”

Regulatory Matters

Each of Glacier and Heritage has agreed to use its commercially reasonable efforts to obtain all regulatory approvals required by the merger agreement and the transactions contemplated by the merger agreement. Applications have been filed with such regulatory bodies seeking such approvals. We expect to obtain all such regulatory approvals, although we cannot be certain if or when we will obtain them. See “The Merger – Regulatory Requirements.”

Conditions to Completion of the Merger

Currently, Glacier and Heritage expect to complete the merger during the third quarter of 2019. As more fully described in this proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. Neither Glacier nor Heritage can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived. See “The Merger – Conditions to the Merger.”

Termination of the Merger Agreement

The merger agreement provides that either Glacier or Heritage may terminate the merger agreement either before or after the Heritage special shareholders meeting, under certain circumstances. See “The Merger – Termination of the Merger Agreement.”

Break-Up Fee

The merger agreement provides that Heritage must pay Glacier a break-up fee of $10,000,000 if the merger agreement is terminated (i) by Glacier if the Heritage Board fails to recommend approval of the merger agreement by Heritage’s shareholders or modifies, withdraws or adversely changes its recommendation, or (ii) by the Heritage Board due to its determination that an acquisition proposal received by Heritage constitutes a “Superior Proposal” (as defined in the merger agreement), which is acted upon by Heritage, or (iii) by Glacier because an “Acquisition Event” (as defined in the merger agreement) with respect to Heritage has occurred. In addition, a break-up fee of $10,000,000 will be due to Glacier if the merger agreement is terminated (1) by Glacier or Heritage due to a failure of Heritage’s shareholders to approve the merger agreement, (2) by Glacier for Heritage’s breach of certain covenants set forth in the merger agreement, and within 18 months after any such termination described in clauses (1) and (2) above, Heritage or Heritage Bank enters into an agreement for, or publicly announces its intention to engage in, an Acquisition Event or within 18 months after any such termination described in clauses (1) and (2) above, an Acquisition Event occurs.

Heritage agreed to pay the break-up fee under the circumstances described above in order to induce Glacier to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire Heritage. See “The Merger – Break-up Fee.”

Heritage Shareholders’ Rights After the Merger

The rights of Heritage shareholders are governed by Nevada law, as well as by Heritage’s amended and restated articles of incorporation (“Heritage’s articles”) and amended and restated bylaws (“Heritage’s bylaws”). After completion of the merger, the rights of the former Heritage shareholders receiving Glacier common stock in the merger will be governed by Montana law, and will be governed by Glacier’s amended and restated articles of incorporation (“Glacier’s articles”) and amended and restated bylaws (“Glacier’s bylaws”). Although Glacier’s articles and Glacier’s bylaws are similar in many ways to Heritage’s articles and Heritage’s bylaws, there are some substantive and procedural differences that will affect the rights of Heritage shareholders. See “Comparison of Certain Rights of Holders of Glacier and Heritage Common Stock.”

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption “Cautionary Note Regarding Forward-Looking Statements,” you should consider the matters described below carefully in determining whether or not to approve the merger agreement and the transactions contemplated by the merger agreement.

Risks Associated with the Proposed Merger

Because you are receiving a fixed number of shares (subject to adjustment) and the market price of the Glacier common stock may fluctuate, you cannot be sure of the value of the shares of Glacier common stock that you will receive.

At the time of the Heritage special shareholder meeting, and prior to the closing of the merger, you will not be able to determine the value of the Glacier common stock that you will receive upon completion of the merger. Any change in the market price of Glacier common stock prior to completion of the merger will affect the value of the consideration that Heritage shareholders will receive in the merger. Common stock price changes may result from a variety of factors, including but not limited to general market and economic conditions, changes in Glacier’s business, operations and prospects, and regulatory considerations. Many of these factors are beyond the control of Glacier or Heritage. You should obtain current market prices for Glacier common stock.

The merger agreement provides that the number of shares of Glacier common stock to be issued for each share of Heritage common stock in the merger may be decreased or increased, as the case may be, if the average closing price of Glacier common stock, determined pursuant to the merger agreement, is greater than or less than specified prices. If Glacier’s average closing price determined in accordance with the merger agreement is greater than $50.59 and Glacier elects to terminate the merger agreement, the Heritage Board would determine, without resoliciting the vote of Heritage shareholders, whether or not to accept a decrease on a per-share basis in the number of shares of Glacier common stock to be issued in the merger to avoid such termination. See “The Merger – Termination of the Merger Agreement.”

The merger agreement limits Heritage’s ability to pursue other transactions and provides for the payment of a break-up fee if Heritage does so.

While the merger agreement is in effect, subject to very narrow exceptions, Heritage and its directors, officers, employees, agents and representatives are prohibited from initiating or encouraging inquiries with respect to alternative acquisition proposals. The prohibition limits Heritage’s ability to seek offers from other potential acquirers that may be superior from a financial point of view to the proposed transaction. If Heritage receives an unsolicited proposal from a third party that is superior from a financial point of view to that made by Glacier and the merger agreement is terminated, Heritage will be required to pay a $10,000,000 break-up fee. This fee makes it less likely that a third party will make an alternative acquisition proposal. See “The Merger – Break-Up Fee.”

Combining our two companies may be more challenging, costly or time-consuming than we expect.

Glacier and Heritage have operated and, until the completion of the merger, will continue to operate, independently. Although Glacier has successfully completed numerous mergers in the recent past, it is possible that the integration of Heritage Bank into Glacier Bank could result in the loss of key employees, the disruption of the ongoing business of Heritage Bank or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause us to lose customers or cause customers to take their deposits out of Heritage Bank.

Unanticipated costs relating to the merger could reduce Glacier’s future earnings per share.

Glacier believes that it has reasonably and conservatively estimated the likely costs of integrating the operations of Heritage Bank into Glacier Bank, and the incremental costs of operating as a combined financial institution. However, it is possible that unexpected transaction costs or future operating expenses, as well as other types of unanticipated adverse developments, could have a material adverse effect on the results of operations and financial condition of Glacier after the merger. If the merger is completed and unexpected costs are incurred, the merger could have a dilutive effect on Glacier’s earnings per share, meaning earnings per share could be less than they would be if the merger had not been completed.

The merger agreement may be terminated in accordance with its terms and the merger may not be completed, which could have a negative impact on Heritage.

The merger agreement with Glacier is subject to a number of conditions that must be fulfilled in order to close. Those conditions include: approval by the shareholders of Heritage, regulatory approval, the continued accuracy of certain representations and warranties by both parties (subject to the materiality standards set forth in the merger agreement), and the performance by both parties of certain covenants and agreements. In addition, certain circumstances exist in which Heritage may terminate the merger, including by accepting a superior proposal or by electing to terminate if Glacier’s stock price declines below a specified level. There can be no assurance that the conditions to closing the merger will be fulfilled or that the merger will be completed.

If the merger agreement is terminated, there may be various consequences to Heritage, including:

•

Heritage’s business may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger; and

•	Heritage may have incurred substantial expenses in connection with the merger, without realizing any of the anticipated benefits of completing the merger.

If the merger agreement is terminated and Heritage’s board of directors approves another merger or business combination, under certain circumstances Heritage may be required to pay Glacier a $10,000,000 termination fee. Heritage’s shareholders cannot be certain that Heritage will be able to find a party willing to pay an equivalent or more attractive price than the price Glacier has agreed to pay in the merger.

The fairness opinion delivered to Heritage’s board of directors before the execution of the merger agreement does not reflect changes in circumstances subsequent to the date of the fairness opinion.

The fairness opinion of Davidson was delivered to Heritage’s board of directors on April 3, 2019 and speaks only as of such date. Changes in operations and prospects of Glacier and Heritage, general market and economic conditions, and other factors both within and outside of Glacier’s and Heritage’s control may significantly alter the relative value of the companies by the time the merger is completed. Davidson’s opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion.

Glacier has provisions in its articles of incorporation that could impede a takeover of Glacier.

Glacier’s articles contain provisions providing for, among other things, preferred stock and super majority shareholder approval of certain business combinations. Although these provisions were not adopted for the express purpose of preventing or impeding the takeover of Glacier without the approval of Glacier’s board of directors, they may have that effect. Such provisions may prevent you from taking part in a transaction in which you could realize a premium over the current market price of Glacier common stock. See “Comparison of Certain Rights of Holders of Glacier and Heritage Common Stock” for a description of Glacier’s potential takeover provisions.

After the merger is completed, Heritage shareholders will become Glacier shareholders and will have different rights that may be less advantageous than their current rights.

Upon completion of the merger, Heritage shareholders will become Glacier shareholders. Differences in Heritage’s articles and Heritage’s bylaws and Glacier’s articles and Glacier’s bylaws will result in changes to the rights of Heritage shareholders who become Glacier shareholders. See “Comparison of Certain Rights of Holders of Glacier and Heritage Common Stock.”

Heritage’s shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Heritage’s shareholders currently have the right to vote in the election of the Heritage board of directors and on other significant matters affecting Heritage, such as the proposed merger with Glacier. When the merger occurs, each Heritage shareholder will become a shareholder of Glacier with a percentage ownership of the combined organization that is much smaller than the shareholder’s percentage ownership of Heritage. Based on the anticipated number of Glacier common shares to be issued in the merger, it is anticipated that the Heritage shareholders will only own approximately 5.9% of all of the outstanding shares of Glacier’s common stock following the merger. Because of this, Heritage’s shareholders will have less influence on the management and policies of Glacier than they now have on the management and policies of Heritage. Furthermore, shareholders of Glacier do not have preemptive or similar rights, and therefore, Glacier can sell additional voting securities in the future without offering them to the former Heritage shareholders, which would further reduce their ownership percentage in, and voting control over, Glacier.

The merger may fail to qualify as a reorganization for federal tax purposes, resulting in the recognition by Heritage’s shareholders of taxable gain or loss in respect of their Heritage shares.

Glacier and Heritage intend the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Although the Internal Revenue Service will not provide a ruling on the matter, Glacier and Heritage, as a condition to closing, will each obtain an opinion from their respective legal counsel that the merger will qualify as a reorganization for federal tax purposes. These opinions do not bind the Internal Revenue Service or prevent the Internal Revenue Service from adopting a contrary position. If the merger fails to qualify as a reorganization, a Heritage shareholder generally would recognize gain or loss in an amount equal to the difference between (1) the sum of the amount of cash and the aggregate fair market value of the Glacier common stock received in the exchange, and (2) the Heritage shareholder’s aggregate adjusted tax basis in the Heritage common stock surrendered in the exchange. Furthermore, if the merger fails to qualify as a reorganization, Glacier, as successor to Heritage, may incur a significant tax liability since the merger would be treated as a taxable sale of Heritage’s assets for U.S. federal income tax purposes.

Risks Associated with Glacier’s Business

Glacier is, and will continue to be, subject to the risks described in Glacier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and subsequent Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. See “References to Additional Information” and “Where You Can Find More Information” included elsewhere in this proxy statement/prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference in this document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about our respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Glacier’s and Heritage’s control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

In addition to factors previously disclosed in Glacier’s reports filed with the SEC relating to risks to Glacier’s business and stock price, and those identified elsewhere in this document (including the section entitled “Risk Factors”), the following potential factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed or implied in the forward-looking statements:

•	the merger may not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all;

•

Glacier’s stock price could change before closing of the merger due to, among other things, stock market movements and the performance of financial companies and peer group companies, over which Glacier has no control;

•

benefits from the merger may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions and the degree of competition in the geographic and business areas in which Glacier and Heritage operate;

•	Heritage’s business may not be integrated into Glacier’s successfully, or such integration may take longer to accomplish than expected;

•	the anticipated growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; and

•

operating costs, customer losses and business disruption following the merger, including adverse developments in relationships with customers, employees, and counterparties may be greater than expected.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Glacier or Heritage or any person acting on behalf of Glacier or Heritage are expressly qualified in their entirety by the cautionary statements above. Neither Glacier nor Heritage undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

SELECTED HISTORICAL FINANCIAL INFORMATION OF GLACIER

The following table presents selected consolidated financial information of Glacier for the periods and dates indicated. This information has been derived from Glacier’s consolidated financial statements filed with the SEC. Historical data as of and for the three months ended March 31, 2019 and 2018 are based upon unaudited financial statements and include, in the opinion of Glacier management, all normal recurring adjustments considered necessary to present fairly the results of operations and financial condition of Glacier. The consolidated financial data below should be read in conjunction with the consolidated financial statements and notes thereto, incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.”

	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018	At or for the Fiscal Years Ended December 31
			2018	2017	2016	2015	2014
	(Dollars in Thousands)
Summary of Operations:
Interest income	$126,116	$103,066	$468,996	$375,022	$344,153	$319,681	$299,919
Interest expense	10,904	7,774	35,531	29,864	29,631	29,275	26,966

Net interest income	115,212	95,292	433,465	345,158	314,522	290,406	272,953
Provision for loan losses	57	795	9,953	10,824	2,333	2,284	1,912

Net interest income after provision for loan losses	115,155	94,497	423,512	334,334	312,189	288,122	271,041
Noninterest income	28,474	26,086	118,824	112,239	107,318	98,761	90,302
Noninterest expenses	82,830	73,627	320,127	265,571	258,714	236,757	212,679

Pre-tax net income	60,799	46,956	222,209	181,002	160,793	150,126	148,664
Taxes	11,667	8,397	40,331	64,625	39,662	33,999	35,909

Net income	$49,132	$38,559	$181,878	$116,377	$121,131	$116,127	$112,755

Basic earnings per share	$0.58	$0.48	$2.18	$1.50	$1.59	$1.54	$1.51
Diluted earnings per share	$0.58	$0.48	$2.17	$1.50	$1.59	$1.54	$1.51
Cash dividends per share	$0.26	$0.23	$1.31	$1.14	$1.10	$1.05	$0.98
Statement of Financial Conditions:
Total assets	$12,073,779	$11,658,778	$12,115,484	$9,706,349	$9,450,600	$9,089,232	$8,306,507
Net loans receivable	8,196,284	7,542,422	8,156,310	6,448,256	5,554,891	4,948,984	4,358,342
Total deposits	9,588,115	9,418,845	9,493,767	7,579,747	7,372,279	6,945,008	6,345,212
Total borrowings	793,089	693,116	985,085	850,927	855,830	949,995	827,067
Shareholder’s equity	1,550,850	1,454,024	1,515,854	1,199,057	1,116,869	1,076,650	1,028,047
Book value per share	$18.33	$17.21	$17.93	$15.37	$14.59	$14.15	$13.70
Key Operating Ratios:
Return on average assets	1.67%	1.50%	1.59%	1.20%	1.32%	1.36%	1.42%
Return on average equity	13.02%	11.90%	12.56%	9.80%	10.79%	10.84%	11.11%
Average equity to average assets	12.81%	12.62%	12.67%	12.27%	12.27%	12.52%	12.81%
Net interest margin (tax equivalent)	4.34%	4.10%	4.21%	4.12%	4.02%	4.00%	3.98%
Non-performing assets over subsidiary assets	0.42%	0.64%	0.47%	0.68%	0.76%	0.88%	1.08%
Dividend payout ratio	44.83%	47.92%	60.09%	76.00%	69.18%	68.18%	64.90%

COMPARATIVE STOCK PRICE AND DIVIDEND INFORMATION

Glacier Common Stock

Glacier common stock is quoted on The NASDAQ Global Select Market under the symbol “GBCI.” The following table sets forth for the periods indicated:

•	the high and low sales prices per share for Glacier common stock as reported on The NASDAQ Global Select Market; and

•	cash dividends declared per share on Glacier common stock.

	High	Low	Cash Dividends Declared
2017
First quarter	$38.17	$31.70	$0.21
Second quarter	$37.41	$31.56	$0.21
Third quarter	$38.18	$31.38	$0.51
Fourth quarter	$41.23	$35.50	$0.21
2018
First quarter	$41.24	$36.72	$0.23
Second quarter	$41.47	$35.77	$0.26
Third quarter	$46.28	$38.37	$0.26
Fourth quarter	$47.67	$36.84	$0.56
2019
First quarter	$45.47	$37.58	$0.26
Second quarter (through May 24, 2019)	$43.44	$39.14	$0.00

At May 24, 2019, the 86,635,908 outstanding shares of Glacier common stock were held by approximately 1,470 holders of record.

Heritage Common Stock

Heritage common stock is not listed on a stock market or quoted on any “over-the-counter” market. Accordingly, there is no established trading market for Heritage common stock and Heritage is not aware of any trades in its common stock. In addition, Heritage has never paid a dividend on its common stock.

At May 24, 2019, the 1,368,319 outstanding shares of Heritage common stock were held by approximately 361 holders of record.

HERITAGE SPECIAL SHAREHOLDERS’ MEETING

Date, Time, Place

The Heritage special meeting of shareholders will be held on July 11, 2019, at 9:00 a.m. Pacific Daylight Time, at 2330 South Virginia Street, Reno, Nevada.

As described below under “Votes Required and Quorum,” approval of the merger agreement requires the affirmative vote of at least a majority of the shares of Heritage’s outstanding common stock. The proposal to adjourn the special meeting, if necessary or appropriate, including adjournments to solicit additional proxies, will be approved if the votes cast in favor of the proposal exceed the votes cast against the proposal, assuming a quorum is present.

Purpose

At the special meeting, Heritage shareholders will:

•

Consider and vote on a proposal to approve the Plan and Agreement of Merger, dated as of April 3, 2019, among Glacier, Glacier Bank, Heritage and Heritage Bank, under the terms of which Heritage will merge with and into Glacier and Heritage Bank will merge with and into Glacier Bank. The merger agreement is attached as Appendix A.

•	Approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the merger agreement.

Record Date; Shares Outstanding and Entitled to Vote

The Heritage Board has fixed the close of business on May 24, 2019 as the record date for determining the holders of shares of Heritage common stock entitled to notice of and to vote at the special meeting. At the close of business on the record date, there were approximately 361 holders of record and 1,368,319 shares of Heritage common stock issued and outstanding. Holders of record of Heritage common stock on the record date are entitled to one vote per share and are also entitled to exercise dissenters’ rights if certain procedures are followed. See “The Merger – Dissenters’ Rights” and Appendix B.

Heritage’s directors, executive officers and a significant shareholder have agreed to vote all shares of Heritage common stock they are entitled to vote that are held or controlled by them in favor of approval of the merger agreement. As of the date hereof, a total of 843,828 shares of Heritage common stock, representing approximately 61.6% of all outstanding shares of Heritage common stock, are covered by the voting agreement. See “The Merger – Interests of Heritage Directors and Executive Officers in the Merger – Voting Agreement.”

Votes Required and Quorum

The affirmative vote of the holders of at least a majority of the shares of Heritage’s outstanding common stock is required to approve the merger agreement. At least a majority of the total outstanding shares of Heritage common stock must be present, either in person or by proxy, in order to constitute a quorum for the special meeting. For purposes of determining a quorum, abstentions are counted in determining the shares present at a meeting.

For voting purposes, however, shares must be affirmatively voted FOR approval of the merger agreement in order to be counted as votes in favor of the merger. As a result, abstentions with respect to the proposal to approve the merger agreement will have the same effect as votes against such proposal.

Voting, Solicitation, and Revocation of Proxies

If the enclosed proxy card is duly executed and received in time for the special meeting, it will be voted in accordance with the instructions given. If the proxy card is duly executed and received but no instructions are given, it is the intention of the persons named in the proxy to vote the shares represented by the proxy FOR the approval of the merger agreement and FOR the proposal to approve one or more adjournments to solicit additional proxies, and in the proxy holder’s discretion on any other matter properly coming before the meeting. Any proxy given by a shareholder may be revoked before its exercise by:

•	sending written notice to the Secretary of Heritage;

•	completing and submitting a later-dated proxy; or

•	attending and voting at the special meeting in person.

Heritage is soliciting the proxy for the special meeting on behalf of the Heritage Board. Heritage will bear the cost of solicitation of proxies from its shareholders. In addition to using the mail, Heritage may solicit proxies by personal interview, telephone, and facsimile. Banks, brokerage houses, other institutions, nominees, and fiduciaries will be requested to forward their proxy soliciting material to their principals and obtain authorization for the execution of proxies. Heritage does not expect to pay any compensation for the solicitation of proxies. However, Heritage will, upon request, pay the standard charges and expenses of banks, brokerage houses, other institutions, nominees, and fiduciaries for forwarding proxy materials to and obtaining proxies from their principals.

Voting in Person at the Special Meeting

Shares held directly in your name as the shareholder of record may be voted in person at the special meeting. If you choose to vote your shares of Heritage common stock in person, please bring the enclosed proxy card or proof of identification. Even if you plan to attend the special meeting, we recommend that you vote your shares of Heritage common stock in advance as described above so that your vote will be counted if you later decide not to attend the special meeting.

BACKGROUND OF AND REASONS FOR THE MERGER

Background of the Merger

As part of its ongoing consideration and evaluation of Heritage’s long-term prospects and strategy, Heritage’s Board of Directors and senior management have periodically reviewed and assessed strategic opportunities and challenges. The Board of Directors has considered the prospects of continued growth and operating a financial institution under current economic, regulatory and competitive conditions. At the same time, like many other smaller financial institutions, Heritage has experienced increasing costs related to technology and regulatory compliance.

As part of the Board of Directors’ and management’s evaluation of ways to meet these challenges, they have met regularly with Davidson to review developments in the banking industry and the equity markets generally, the mergers and acquisitions market, Heritage’s financial performance relative to certain other financial institutions, capital management strategies (for example, stock repurchases and dividends) and valuation trends. Davidson is a nationally recognized investment banking firm with substantial experience advising financial institutions generally, including with respect to mergers and acquisitions.

Representatives of Heritage and Glacier had held informational discussions in prior years. On May 8, 2018, members of management of Glacier met with Heritage’s Chairman of the Board, Robert Cashell, and its President and Chief Executive Officer, Stanley Wilmoth, at Davidson’s annual financial institutions’ group conference. The parties discussed general banking matters.

At a meeting on May 22, 2018, the Heritage Board met with Davidson as part of the Board’s ongoing assessment of Heritage’s strategic opportunities and challenges. Representatives of Heritage’s special counsel, Luse Gorman, PC (“Luse Gorman”) also attended the meeting. At the meeting, Luse Gorman reviewed strategic planning guidelines and an overview of director responsibilities and conduct during the strategic planning process, and the Board reviewed and discussed with Luse Gorman the Board’s fiduciary duties in a merger context. Davidson then discussed with the Board developments in the banking industry, an update on the equity markets as well as valuations for peer financial institutions and other financial institutions in general, the mergers and acquisition market and current valuation metrics. Davidson reviewed the merger and acquisition process and other merger considerations, including a list of potential strategic partners for Heritage, which such list included Glacier. The Board then discussed engaging Davidson to render financial advisory and investment banking services to Heritage in connection with analyzing Heritage’s strategic alternatives. Following this discussion, the Board of Directors approved the engagement of Davidson and the initiation of a process for the identification and evaluation of potential strategic alternatives for Heritage.

On September 6 and 7, 2018, members of management of a publicly traded bank holding company (“Company A”), which was one of the companies identified by Davidson as a potential acquiror for Heritage, met with Messrs. Cashell and Wilmoth. The parties discussed various items, including mergers and acquisitions in general, as well as Company A’s interest in pursuing a merger transaction in the Nevada market. Messrs. Cashell and Wilmoth reported the results of this discussion to the full Board of Directors.

From April through October 2018, Davidson conducted due diligence on Heritage, and Davidson and Heritage prepared a package of confidential information that could be shared with interested parties.

On October 2 and 3, 2018, Messrs. Wilmoth and Cashell met with members of management of Glacier at Glacier’s offices. The parties discussed various items, including Glacier’s operations of its banking divisions and Heritage’s operations. Messrs. Cashell and Wilmoth reported the results of this discussion to the full Board of Directors.

At a meeting on October 16, 2018, the Heritage Board again met with representatives of Davidson and Luse Gorman. The Board again reviewed strategic planning guidelines and an overview of director responsibilities and conduct during the strategic planning process, including a discussion of the Board’s fiduciary duties in a merger context. Davidson then updated the previous discussion regarding developments in the banking industry, the equity markets and valuations for financial institutions, the mergers and acquisition market and current valuation metrics. Davidson reviewed an updated list of 11 potential priority partners for Heritage, which list included Glacier, and further discussed the merger and acquisition process and other merger considerations, including a preview of information that would be provided to potential partners on a confidential basis. The 11 potential priority partners that were discussed were identified due to their desirable franchises and operations as well as their higher probability of interest or previously expressed interest in Heritage. The Board then agreed to continue to move forward with the solicitation process and directed management, Davidson and legal counsel to proceed further with preparing Heritage for, and to conduct, a solicitation process targeted at the 11 identified potential partners, and directed management to update and advise the Board as to the progress of such process at regularly scheduled Board meetings.

Following this meeting, Davidson contacted all 11 potential partners concerning their level of interest, if any, in a possible business combination with Heritage. Heritage’s identity was not disclosed to these parties at that time. Four of these parties, including Glacier, indicated a preliminary interest. Heritage executed non-disclosure agreements with all four of these potential merger partners, after which those parties were informed of Heritage’s identity. On November 17, 2018, a virtual data room containing a confidential information memorandum and additional information about Heritage was opened and access was granted to each of these four parties after they executed the non-disclosure agreements.

On December 3, 2018, Davidson provided a request for proposal to the four interested parties, asking that indications of interest be submitted on or before December 13, 2018.

On December 5, 2018, one of the four interested parties met with Heritage’s management. Representatives of Davidson attended the meeting.

On December 11, 2018, one of the four interested parties, a publicly traded bank holding company (“Company B”) met with Heritage’s management. Representatives of Davidson attended the meeting.

On December 13, 2018, Glacier submitted an indication of interest that proposed paying merger consideration of $192.18 per Heritage share, payable in 3.9 shares of Glacier common stock (valued at $43.99 per share as of December 12, 2018) and $12.00 in cash, plus additional cash based upon Heritage’s earnings between December 31, 2018 and the closing of the transaction.

On December 13, 2018, Company A submitted an indication of interest that proposed the terms of an acquisition of Heritage, payable 100% in Company A stock. On December 13, 2018, management held a preliminary discussion with Davidson, after which Davidson contacted Glacier’s representatives in an effort to get Glacier to increase its proposed merger consideration.

On December 14, 2018, Company B submitted an indication of interest that proposed the terms of an acquisition of Heritage, payable 100% in Company B stock. The fourth interested party declined to submit an indication of interest.

On December 18, 2018, Glacier submitted an updated indication of interest that proposed paying merger consideration of $194.58 per Heritage share, payable in 4.0 shares of Glacier common stock (valued at $43.99 per share as of December 12, 2018) and $12.00 in cash, plus additional cash based upon Heritage’s net earnings between December 31, 2018, subject to adjustment, and the closing of the transaction

On December 19, 2018, the Heritage Board met with representatives of Davidson and Luse Gorman to review the solicitation process to date and discuss the non-binding indications of interest. Davidson provided an update of the mergers and acquisitions market and recent trends in merger market metrics for financial institutions on a nationwide and regional basis, and discussed recent transactions involving peer institutions, the financial terms of the indications of interest in comparison to those metrics and in comparison to the expected future performance of Heritage based upon information and projections provided by management. The Board reviewed the process and timeline that would occur if the Board determined to proceed with a merger. Davidson then reviewed in detail each of the indications of interest, and the history and recent financial performance and trading metrics of each of the institutions submitting an indication of interest. After considering all three proposals, including the pricing offered as well as the quality and nature of the merger consideration being offered and each institution’s history, overall operations, recent financial performance, current trading values, overall operating philosophy and expected strategic fit with Heritage, the Board decided that the proposals from Company A and Company B were financially and strategically less desirable than Glacier’s proposal. The Heritage Board considered Glacier’s intention to create a new Nevada banking division comprised of Heritage’s branches and the expectation that the business structure would limit disruption of Heritage’s business and have a limited impact on Heritage’s employees. The Heritage Board unanimously agreed to accept the indication of interest from Glacier, subject to satisfactory resolution of a few terms of the indication of interest.

Between December 19 and December 26, 2018, Heritage and Glacier, with assistance of their respective legal counsel and financial advisors, negotiated several aspects of Glacier’s letter of intent. After several discussions and consideration, Glacier and Heritage signed a nonbinding letter of intent on December 26, 2018, which described the principal merger terms and provided that Heritage would negotiate with Glacier exclusively for a period of 75 days. Accordingly, Heritage’s discussions with Company A and Company B ceased.

On February 15, 2019, Glacier’s counsel provided Heritage’s counsel with an initial draft of the merger agreement. Glacier, Heritage and their respective legal counsel and financial advisors conducted due diligence and drafted and negotiated the merger agreement and related ancillary agreements through April 3, 2019.

Beginning March 1, 2019, Heritage and Davidson conducted document due diligence on Glacier. On March 8, 2019, representatives from Heritage, Davidson and Glacier participated in a reverse due diligence conference call to provide information to Heritage regarding Glacier and answer questions from Heritage and Davidson.

On March 20, 2019, the Heritage Board, together with representatives of Davidson and Luse Gorman, met to consider the proposed definitive merger agreement as negotiated to date. Representatives of Davidson reviewed the financial aspects of the proposed merger. Luse Gorman reviewed the specific terms of the merger agreement and the substantial process involved in negotiating its terms. The Heritage Board considered all these matters and determined to continue with negotiations of the proposed merger.

On March 22, 2019, Heritage and Glacier agreed to extend the exclusivity period for negotiations to April 8, 2019.

On April 2, 2019, the board of directors of Glacier, together with its legal counsel and representatives of Keefe, Bruyette & Woods, met to consider approval of the definitive merger agreement. Keefe, Bruyette & Woods provided updated pro forma financial analyses and Glacier’s legal counsel presented a review of the key terms of the merger agreement and related ancillary agreements. Among other matters discussed, the board of directors and Glacier’s advisors summarized the results of due diligence reviews, the terms of the merger agreement and related ancillary agreements, key pricing metrics, the pro forma financial impact of the merger to Glacier’s shareholders, the benefits of establishing a new bank division in Nevada, risks of the merger, and the timing and process for consummation of the merger. After due consideration of these and other matters, the board of directors of Glacier unanimously approved the merger agreement.

On April 3, 2019, the Heritage Board, together with representatives of Davidson and Luse Gorman, again met to consider the negotiated proposed definitive merger agreement. Luse Gorman reviewed the terms of the proposed merger agreement and the changes to the proposed merger agreement since the Heritage Board’s March 20, 2019, meeting, and all related ancillary agreements. Representatives of Davidson then reviewed the financial aspects of the proposed merger and rendered to the Heritage Board a verbal fairness opinion, which was subsequently confirmed in writing, to the effect that, as of that date and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Davidson, the merger consideration in the proposed merger with Glacier was fair, from a financial point of view, to the holders of Heritage common stock. Among other matters considered, the Heritage Board reviewed the specific terms of the merger agreement, the form and value of the consideration to be received by Heritage shareholders, the price and historical performance of Glacier common stock and related dividend payouts, current market conditions including comparable bank merger and acquisition transactions, the employment of certain Heritage employees following the merger, and the implications of the merger to Heritage’s employees, customers, and communities. After due consideration of these and other matters, and taking into consideration the fairness opinion of Davidson, the Heritage Board unanimously approved entering into the merger agreement.

The parties entered into the merger agreement on April 3, 2019. After the close of business on April 3, 2019, the parties issued a joint press release announcing the merger.

Reasons for the Merger – Heritage

At a board meeting held on April 3, 2019, the Heritage Board determined that the terms of the merger agreement were in the best interests of Heritage and its shareholders. In the course of reaching this determination and related decision to approve the merger agreement, the Heritage Board evaluated the merger and the merger agreement in consultation with the management of Heritage and Heritage’s financial advisor and legal counsel. In reaching its determination, the Heritage Board considered a number of factors. Such factors also constituted the reasons that the Heritage Board determined to approve the merger agreement and to recommend that Heritage shareholders vote in favor of the merger agreement. Such reasons included the following:

•	the terms of the merger agreement and the value and form of consideration to be received by Heritage shareholders in the merger;

•	the historical trading ranges for Glacier common stock;

•	information concerning the business, earnings, operations, financial condition, asset quality and prospects of Heritage and Glacier, both individually and as a combined company;

•

the understanding of Heritage’s board of directors of the strategic options available to Heritage and the board of directors’ assessment of those options with respect to the prospects and estimated results of the execution by Heritage of its business plan as an independent entity;

•

the challenges facing Heritage’s management to grow Heritage’s franchise and enhance stockholder value given current market conditions, including increased operating costs resulting from regulatory and compliance mandates, continued pressure on net interest margin from the current interest rate environment and competition;

•	conditions and activity in the mergers and acquisition market providing an opportunity for Heritage to deliver accelerated and enhanced stockholder value, as compared to organic growth;

•	the likely impact of the merger on the employees and customers of Heritage Bank and the strategic plans, methods of operation and organizational structure of Glacier Bank;

•

the belief that with Glacier’s greater assets and broader market relative to Heritage, Glacier common stock represents a greater diversification of risk for Heritage shareholders than Heritage common stock;

•	the ability of Glacier to complete the Merger, from a business, financial, and regulatory perspective, and its proven track record of successfully completing acquisition transactions;

•

the opinion, dated April 3, 2019, of Davidson to the Heritage Board as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Heritage common stock of the merger consideration in the proposed merger, as more fully described below under “Opinion of Heritage’s Financial Advisor”;

•

the legal analyses as to the structure of the merger, the Merger Agreement, the fiduciary and legal obligations applicable to directors when considering a sale or merger of a company, and the process that Heritage (including its board of directors) employed in considering potential strategic alternatives, including the merger with Glacier;

•	the results of the solicitation process conducted by Heritage, with the advice and assistance of its advisors;

•	the terms of the Merger Agreement, including the fixed cash and stock consideration and the expected tax treatment of the merger as a “reorganization” for United States federal income tax purposes;

•

the expectation that Heritage shareholders would have the opportunity to continue to participate in the growth of the combined company and would also benefit from the significantly greater liquidity of the trading market for Glacier common stock;

•	that Glacier has historically paid cash dividends on its common stock;

•	the fact that Glacier’s common stock is widely held and has an active trading market, whereas Heritage’s stock is illiquid;

•	the future employment opportunities for the existing employees of Heritage Bank;

•	the enhanced resources and the ability to meet the growing needs of Heritage Bank’s customers;

•

the provisions in the merger agreement that provide for the ability of the Heritage Board to respond to an unsolicited acquisition proposal that the Heritage Board determines in good faith is a superior proposal as defined in the merger agreement and to otherwise exercise its fiduciary and legal duties; and

•

the provisions of the merger agreement that provide for the ability of the Heritage Board to terminate the merger agreement, subject to certain conditions, including the payment of a break-up fee, if Heritage has entered into a definitive agreement with respect to a “Superior Proposal.”

The Heritage Board also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the merger agreement, including the following:

•

that a portion of the merger consideration will be paid through the issuance of a fixed number of shares of Glacier common stock, and any decrease in the market price of Glacier common stock after the date of the merger agreement will result in a reduction in the merger consideration to be received by Heritage shareholders at the time of completion of the merger, subject to the adjustment procedures described under “The Merger – Termination of the Merger Agreement”;

•	that Heritage shareholders will not necessarily know or be able to calculate the actual value of the merger consideration which they would receive upon completion of the merger;

•

the possible disruption to Heritage’s business that may result from the announcement of the merger and the resulting distraction of management’s attention from the day-to-day operations of Heritage’s business;

•	the risk of potential employee attrition and/or adverse effects on business and customer relationships as a result of the pending merger;

•

that a termination fee in the amount of $10,000,000 would have to be paid to Glacier if Heritage determined to terminate the Merger Agreement under certain circumstances, including to accept a superior proposal;

•	the potential costs associated with executing the Merger Agreement, including change in control payments and related costs, as well as estimated advisor fees; and

•	the possibility of litigation in connection with the merger.

•	the need to and likelihood of obtaining approval by stockholders of Heritage and regulators to complete the transaction; and

•

the restrictions contained in the merger agreement on the operation of Heritage’s business during the period between signing of the merger agreement and completion of the merger, as well as the other covenants and agreements of Heritage contained in the merger agreement.

The foregoing discussion of the reasons that led the Heritage Board to approve the merger agreement and recommend that Heritage’s shareholders vote in favor of the merger agreement is not intended to be exhaustive but is believed to include all of the material reasons for the Heritage Board’s decision. In reaching its determination to approve and recommend the transaction, the Heritage Board based its recommendation on the totality of the information presented to it and did not assign any relative or specific weights to the reasons considered in reaching that determination. Individual directors may have given differing weights to different reasons. After deliberating with respect to the merger with Glacier, considering, among other things, the matters discussed above, the Heritage Board unanimously approved the merger agreement and the merger with Glacier as being in the best interests of Heritage and its shareholders.

Opinion of Heritage’s Financial Advisor

On May 31, 2018, Heritage entered into an engagement agreement with Davidson to render financial advisory and investment banking services to Heritage. As part of its engagement, Davidson agreed to assist Heritage in analyzing, structuring, negotiating and, if appropriate, effecting a transaction between Heritage and another corporation or business entity. Davidson also agreed to provide Heritage’s board of directors with an opinion as to the fairness, from a financial point of view, of the consideration to be paid to the holders of Heritage’s common stock in the proposed merger. Heritage engaged Davidson because Davidson is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with Heritage and its business. As part of its investment banking business, Davidson is continually engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

On April 3, 2019, the Heritage board of directors held a meeting to evaluate the proposed merger. At this meeting, Davidson reviewed the financial aspects of the proposed merger and rendered an opinion to the Heritage board that, as such date and based upon and subject to assumptions made, procedures followed, matters considered and limitations on the review undertaken, the consideration to be paid to the holders of the Heritage’s common stock was fair, from a financial point of view, to such holders of Heritage’s common stock in the proposed merger.

The full text of Davidson’s written opinion, dated April 3, 2019, is attached as Appendix C to this proxy statement/prospectus and is incorporated herein by reference. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion. Heritage’s shareholders are urged to read the opinion in its entirety.

Davidson’s opinion speaks only as of the date of the opinion and Davidson undertakes no obligation to revise or update its opinion. The opinion is directed to the Heritage board of directors and addresses only the fairness, from a financial point of view, of the consideration to be paid to the holders of Heritage’s common stock in the proposed merger. The opinion does not address, and Davidson expresses no view or opinion with respect to, (i) the underlying business decision of Heritage to engage in the merger, (ii) the relative merits or effect of the merger as compared to any alternative business transactions or strategies that may be or may have been available to or contemplated by Heritage or Heritage’s board of directors, or (iii) any legal, regulatory, accounting, tax or similar matters relating to Heritage, its shareholders or relating to or arising out of the merger. The opinion expresses no view or opinion as to any terms or other aspects of the merger, except for the merger consideration. Heritage and Glacier determined the consideration through the negotiation process. The opinion does not express any view as to the amount or nature of the compensation to any of Heritage’s or Glacier’s officers, directors or employees, or any class of such persons, relative to the merger consideration, or with respect to the fairness of any such compensation. The opinion has been reviewed and approved by Davidson’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Davidson has reviewed the registration statement on Form S-4 of which this proxy statement/prospectus is a part and consented to the inclusion of its opinion to the Heritage board of directors as to this proxy statement/prospectus and to the references to Davidson and its opinion contained herein. A copy of the consent of Davidson is attached as Exhibit 99.2 to the registration statement on Form S-4.

In connection with rendering its opinion, Davidson reviewed, among other things, the following:

•	a draft of the merger agreement dated April 1, 2019;

•

certain financial statements and other historical financial and business information about Heritage and Glacier made available to Davidson from published sources and/or from the internal records of Heritage and Glacier that Davidson deemed relevant;

•

certain publicly available analyst earnings estimates for Glacier for the years ending December 31, 2019 and December 31, 2020 extrapolated for Glacier for the years ending December 31, 2021, December 31, 2022, December 31, 2023, and December 31, 2024 based on growth rate assumptions provided by management, in each case as discussed with and confirmed by senior management of Heritage and Glacier;

•

financial projections for Heritage for the years ending December 31, 2019 and December 31, 2020 extrapolated for Heritage for the years ending December 31, 2021, December 31, 2022, December 31, 2023, and December 31, 2024 based on growth rate assumptions provided by management, in each case as discussed with and confirmed by senior management of Heritage;

•	the current market environment generally and the banking environment in particular;

•	the financial terms of certain other transactions in the financial institutions industry, to the extent publicly available;

•	the market and trading characteristics of selected public companies and selected public bank holding companies in particular;

•	the relative contributions of Heritage and Glacier to the combined company;

•	the pro forma financial impact of the merger, taking into consideration the amounts and timing of the transaction costs and cost savings;

•	the net present value of Heritage with consideration of projected financial results; and

•

such other financial studies, analyses and investigations and financial, economic and market criteria and other information as Davidson considered relevant including discussions with management and other representatives and advisors of Heritage and Glacier concerning the business, financial condition, results of operations and prospects of Heritage and Glacier.

In arriving at its opinion, Davidson assumed and relied upon the accuracy and completeness of all information that was publicly available, supplied or otherwise made available to, discussed with or reviewed by or for Davidson. We have relied on the assurances of management of Heritage that they are not aware of any facts or circumstances that would make any of such information, forecasts or analyses inaccurate or misleading Davidson did not independently verify, and did not assume responsibility for independently verifying, such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Heritage or Glacier. In addition, Davidson did not assume any obligation to conduct, nor did Davidson conduct any physical inspection of the properties or facilities of Heritage or Glacier and has not been provided with any reports of such physical inspections. Davidson assumed that there has been no material change in Heritage’s or Glacier’s business, assets, financial condition, results of operations, cash flows, or prospects since the date of the most recent financial statements provided to Davidson.

With respect to the financial projections and other estimates (including information relating to certain pro forma financial effects of, and strategic implications and operational benefits anticipated to result from, the transaction) provided to or otherwise reviewed by or for or discussed with us, we have been advised by management of Heritage that such forecasts and other analyses were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Heritage as to the future financial performance of Heritage and the other matters covered thereby, and that the financial results (including the potential strategic implications and operational benefits anticipated to result from the transaction) reflected in such forecasts and analyses will be realized in the amounts and at the times projected. We assume no responsibility for and express no opinion as to these forecasts and analyses or the assumptions on which they were based.

Davidson did not make an independent evaluation or appraisal of the loan and lease portfolios, classified loans, other real estate owned or any other specific assets, nor has Davidson assessed the adequacy of the allowance for loan losses of Heritage or Glacier. Davidson has not reviewed any individual credit files relating to Heritage or Glacier. Davidson assumed that the respective allowances for loan losses for both Heritage and Glacier are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. Davidson did not make an independent evaluation of the quality of Heritage’s or Glacier’s deposit base, nor have we independently evaluated potential deposit concentrations or the deposit composition of Heritage or Glacier. Davidson did not make an independent evaluation of the quality of Heritage’s or Glacier’s investment securities portfolio, nor have we independently evaluated potential concentrations in the investment securities portfolio of Heritage or Glacier.

Davidson assumed that all representations and warranties contained in the merger agreement and all related agreements are true and correct in all respects material to Davidson’s analysis, and that the merger will be consummated in accordance with the terms of the Agreement, without waiver, modification, or amendment of any term, condition or covenant thereof the effect of which would be in any respect material to Davidson’s analysis. Davidson has assumed that all material governmental, regulatory or other consents, approvals, and waivers necessary for the consummation of the merger will be obtained without any material adverse effect on the Company or the contemplated benefits of the merger.

Davidson assumed in all respects material to its analysis that Heritage and Glacier will remain as going concerns for all periods relevant to its analysis. Davidson’s opinion was necessarily based upon information available to Davidson and economic, market, financial and other conditions as they exist and can be evaluated on the date the fairness opinion letter was delivered to Heritage’s board of directors.

Our opinion does not take into account individual circumstances of specific holders with respect to control, voting or other rights which may distinguish such holders.

We also express no opinion as to the actual value of Glacier’s common stock when issued in the transaction or the prices at which Glacier’s common stock or Heritage’s common stock will trade following announcement of the transaction or at any future time.

We have not evaluated the solvency or fair value of Heritage or Glacier under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. This opinion is not a solvency opinion and does not in any way address the solvency or financial condition of Glacier or Heritage. We are not expressing any opinion as to the impact of the transaction on the solvency or viability of Heritage or Glacier or the ability of Heritage or Glacier to pay their respective obligations when they come due.

Set forth below is a summary of the material financial analyses performed by Davidson in connection with rendering its opinion. The summary of the analyses of Davidson set forth below is not a complete description of the analysis underlying its opinion, and the order in which these analyses are described below is not indicative of any relative weight or importance given to those analyses by Davidson. The following summaries of financial analyses include information presented in tabular format. You should read these tables together with the full text of the summary financial analyses, as the tables alone are not a complete description of the analyses.

Unless otherwise indicated, the following quantitative information, to the extent it is based on market data, is based on market data as of April 1, 2019, two trading days prior to the date on which Davidson delivered the fairness opinion letter to Heritage’s board of directors, and is not necessarily indicative of market conditions after such date.

Implied Valuation Multiples for Heritage based on the Merger Consideration

Davidson reviewed the financial terms of the proposed transaction. As described in the merger agreement, each share of Heritage will be converted into the right to receive a unit consisting of (i) 4.00 shares of Glacier Common Stock and (ii) $12.00 per share in cash. The terms and conditions of the merger are more fully described in the merger agreement. For purposes of the financial analyses described below, based on the closing price of Glacier common stock on April 1, 2019, of $41.00, the consideration represented an implied value of $176.00 per share of Heritage common stock. Based upon financial information as of or for the twelve month period ended December 31, 2018 and other financial and market information described below, Davidson calculated the following transaction ratios:

Transaction Ratios
	Per Share	Aggregate
Transaction Price / 2018A Net Income	11.2x	12.9x
Transaction Price / 2019E Net Income (1)	10.5x	12.1x
Transaction Price / Book Value	207.6%	238.0%
Transaction Price / Tangible Book Value	207.6%	238.0%
Transaction Price / Minimum Closing Capital	210.5%	241.4%
Tangible Book Premium / Core Deposits (2)	—	21.2%

(1)	Financial projections in 2019 based on Heritage management’s financial forecasts, as discussed with and confirmed by Heritage management
(2)	Tangible book premium / core deposits calculated by dividing the excess or deficit of the aggregate transaction value compared to tangible book value by core deposits

Stock Price Performance of Glacier

Davidson reviewed the history of the reported trading prices and volume of Glacier common stock and certain stock indices, including the Russell 3000 and the KBW Regional Bank Index. Davidson compared the stock price performance of Glacier with the performance of the Russell 3000 and the KBW Regional Banking Index as follows:

One Year Stock Performance
	Beginning Index Value	Ending Index Value on
	on 3/29/2018	4/1/2019
Russell 3000	100.00%	107.96%
KBW Regional Banking Index	100.00%	89.23%
Glacier	100.00%	106.83%

Three Year Stock Performance
	Beginning Index Value	Ending Index Value on
	on 3/31/2016	4/1/2019
Russell 3000	100.00%	139.55%
KBW Regional Banking Index	100.00%	128.71%
Glacier	100.00%	161.29%

Contribution Analysis

Davidson analyzed the relative contribution of Heritage and Glacier to certain financial and operating metrics for the pro forma combined company. Such financial and operating metrics included: (i) net income available for common shareholders during the preceding twelve months ended December 31, 2018; (ii) estimates for Glacier GAAP net income in 2019 based on publicly available consensus earnings estimates and estimates for Heritage GAAP net income in 2019 based on Heritage management’s financial forecast; (iii) total assets; (iv) gross loans; (v) loan loss reserve; (vi) total deposits; (vii) non-interest bearing demand deposits; (viii) non-maturity deposits; and (ix) tangible common equity. The relative contribution analysis did not give effect to the impact of any synergies as a result of the proposed merger. The results of this analysis are summarized in the table below, which also compares the results of this analysis with the implied pro forma ownership percentages of Heritage or Glacier shareholders in the combined company based on the Exchange Ratio and also hypothetically assuming 100% stock consideration in the proposed merger:

Contribution Analysis
	Glacier	Glacier	Heritage	Heritage
	Stand-alone	% of Total	Stand-alone	% of Total
Income Statement - Historical
2018 Net Income (in thousands) (1)	$181,878	90.7%	$18,611	9.3%
Income Statement - Projections
2019E Net Income (in thousands) (2) (3)	$204,756	91.2%	$19,798	8.8%
Balance Sheet
Total Assets (in thousands)	$12,115,484	93.6%	$824,796	6.4%
Gross Loans, Incl. Loans HFS (in thousands)	$8,320,705	93.3%	$595,624	6.7%
Loan Loss Reserve (in thousands)	$131,239	94.6%	$7,495	5.4%
Total Deposits (in thousands)	$9,493,767	93.0%	$719,158	7.0%
Non-Interest Bearing Demand Deposits (in thousands)	$3,001,178	91.6%	$276,504	8.4%
Non-Maturity Deposits (in thousands)	$8,592,433	92.9%	$653,840	7.1%
Tangible Common Equity (in thousands)	$1,177,026	92.1%	$100,510	7.9%
Pro Forma Ownership
Merger Transaction - Actual (4)		93.9%		6.1%
Merger Transaction - 100% Stock Equivalent (4)		93.5%		6.5%

Note: Pro forma contribution does not include any purchase accounting or merger adjustments

(1)	Net income for the preceding twelve months ending 12/31/2018
(2)	Financial projections for Glacier in 2019 based on publicly available analyst earnings estimates , as discussed with and confirmed by Glacier and Heritage management
(3)	Financial projections for Heritage in 2019 based on management’s financial forecasts, as discussed with and confirmed by Heritage management
(4)	Includes Heritage shares outstanding and options outstanding

Glacier Comparable Companies Analysis – Group One

Davidson used publicly available information to compare selected financial and market trading information for Glacier and a group of 11 financial institutions selected by Davidson which: (i) were headquartered in AZ, CA, CO, ID, MT, ND, NV, NM, OR, SD, UT, WA or WY; (ii) had their common stock listed on the NASDAQ or NYSE; (iii) had assets between $7.5 billion and $30.0 billion; and (iv) were not pending merger targets or ethnic banks. The 11 financial institutions were as follows:

Banc of California, Inc. Banner Corporation Columbia Banking System, Inc. CVB Financial Corp. First Interstate BancSystem, Inc. Great Western Bancorp, Inc.	Pacific Premier Bancorp, Inc. PacWest Bancorp Umpqua Holdings Corporation Washington Federal, Inc. Western Alliance Bancorporation

Note: Does not reflect impact from pending acquisitions or acquisitions closed after April 1, 2019

The analysis compared the financial condition and market performance of Glacier and the 11 financial institutions identified above based on publicly available financial and market trading information for Glacier and the 11 financial institutions as of and for the twelve-month or three-month period ended December 31, 2018. The analysis also compared the 2019 and 2020 earnings per share multiples for Glacier and the 11 financial institutions identified above based on publicly available consensus Street estimates for Glacier and the 11 financial institutions. The table below shows the results of this analysis (excluding the impact of earnings per share multiples considered not meaningful by Davidson).

Financial Condition and Performance
		Comparable Companies
	Glacier	Median	Average	Minimum	Maximum
Total Assets (in millions)	$12,115.5	$13,095.1	$16,041.4	$10,630.1	$26,939.8
Loan / Deposit Ratio	87.3%	95.2%	92.9%	79.3%	102.3%
Non-Performing Assets / Total Assets	0.63%	0.35%	0.51%	0.04%	1.39%
Tangible Common Equity Ratio	9.99%	9.62%	9.37%	6.32%	10.53%
Net Interest Margin (Most Recent Quarter)	4.30%	4.40%	4.13%	2.88%	4.91%
Cost of Deposits (Most Recent Quarter)	0.21%	0.57%	0.62%	0.15%	1.53%
Efficiency Ratio (Most Recent Quarter)	53.9%	51.9%	52.9%	41.5%	67.1%
Return on Average Tangible Common Equity (Most Recent Quarter)	17.51%	16.12%	15.56%	4.12%	21.94%
Return on Average Assets (Most Recent Quarter)	1.66%	1.37%	1.38%	0.43%	2.13%

Market Performance Multiples
		Comparable Companies
	Glacier	Median	Average	Minimum	Maximum
Market Capitalization (in millions)	$3,465	$2,453	$2,671	$712	$4,631
Price Change (LTM)	6.8%	-19.3%	-16.6%	-31.2%	2.6%
Price Change (YTD)	3.5%	7.0%	6.7%	-6.7%	16.1%
Price / MRQ Earnings Per Share	17.4x	11.9x	13.7x	9.4x	27.0x
Price / LTM Earnings Per Share	18.9x	12.1x	12.8x	10.2x	17.4x
Price / 2019E Earnings Per Share (1)	16.9x	11.8x	11.8x	9.2x	14.5x
Price / 2020E Earnings Per Share (1)	16.5x	10.9x	11.0x	8.5x	13.9x
Price / Tangible Book Value Per Share	294.4%	176.7%	184.9%	106.4%	267.0%
Dividend Yield (Most Recent Quarter)	2.54%	3.18%	3.31%	0.00%	6.21%

(1)	Earnings per share estimates based on publicly available consensus Street estimates

Glacier Comparable Companies Analysis – Group Two

Davidson used publicly available information to compare selected financial and market trading information for Glacier and a group of 22 financial institutions selected by Davidson which: (i) were headquartered nationwide; (ii) had their common stock listed on the NASDAQ or NYSE; (iii) had assets between $7.5 billion and $30.0 billion; (iv) had a return on average assets over the last-twelve-months above 1.50%; and (v) were not pending merger targets or ethnic banks. These 22 financial institutions were as follows:

Ameris Bancorp

Axos Financial, Inc.

BancFirst Corporation

Bank OZK

Boston Private Financial Holdings, Inc.

Cathay General Bancorp

CenterState Bank Corporation

Commerce Bancshares, Inc.

Community Bank System, Inc.

CVB Financial Corp.

Eagle Bancorp, Inc.

First BanCorp.

First Financial Bancorp.

First Financial Bankshares, Inc.

First Merchants Corporation

Home BancShares, Inc.

International Bancshares Corporation

LegacyTexas Financial Group, Inc.

PacWest Bancorp

Pinnacle Financial Partners, Inc.

ServisFirst Bancshares, Inc.

Western Alliance Bancorporation

Note: Does not reflect impact from pending acquisitions or acquisitions closed after April 1, 2019

The analysis compared the financial condition and market performance of Glacier and the 22 financial institutions identified above based on publicly available financial and market trading information for Glacier and the 22 financial institutions as of and for the twelve-month or three-month period ended December 31, 2018. The analysis also compared the 2019 and 2020 earnings per share multiples for Glacier and the 22 financial institutions identified above based on publicly available consensus Street estimates for Glacier and the 22 financial institutions. The table below shows the results of this analysis (excluding the impact of earnings per share multiples considered not meaningful by Davidson).

Financial Condition and Performance
		Comparable Companies
	Glacier	Median	Average	Minimum	Maximum
Total Assets (in millions)	$12,115.5	$11,700.6	$13,944.3	$7,574.3	$25,731.4
Loan / Deposit Ratio	87.3%	93.6%	91.0%	64.0%	113.4%
Non-Performing Assets / Total Assets	0.63%	0.37%	0.75%	0.21%	7.73%
Tangible Common Equity Ratio	9.99%	10.06%	10.52%	8.12%	16.14%
Net Interest Margin (Most Recent Quarter)	4.30%	4.00%	4.07%	2.96%	4.99%
Cost of Deposits (Most Recent Quarter)	0.21%	0.76%	0.77%	0.16%	1.55%
Efficiency Ratio (Most Recent Quarter)	53.9%	47.6%	47.4%	31.3%	60.1%
Return on Average Tangible Common Equity (Most Recent Quarter)	17.51%	19.43%	19.16%	14.48%	26.07%
Return on Average Assets (Most Recent Quarter)	1.66%	1.73%	1.85%	1.49%	3.32%

Market Performance Multiples
		Comparable Companies
	Glacier	Median	Average	Minimum	Maximum
Market Capitalization (in millions)	$3,465	$2,554	$2,873	$946	$6,580
Price Change (LTM)	6.8%	-12.5%	-7.0%	-37.7%	95.0%
Price Change (YTD)	3.5%	9.2%	12.2%	2.7%	36.5%
Price / MRQ Earnings Per Share	17.4x	11.0x	12.1x	6.4x	26.4x
Price / LTM Earnings Per Share	18.9x	12.2x	13.3x	9.3x	26.7x
Price / 2019E Earnings Per Share (1)	16.9x	11.1x	12.5x	8.7x	25.1x
Price / 2020E Earnings Per Share (1)	16.5x	10.3x	11.8x	7.5x	23.9x
Price / Tangible Book Value Per Share	294.4%	205.9%	215.3%	125.9%	456.8%
Dividend Yield (Most Recent Quarter)	2.54%	2.29%	2.21%	0.00%	6.21%

(1)	Earnings per share estimates based on publicly available consensus Street estimates

Precedent Transactions Analysis

Davidson reviewed three sets of comparable merger and acquisition transactions. The sets of mergers and acquisitions included: (1) “Western U.S. Transactions,” (2) “High Performing Transactions,” and (3) “Since October 1, 2018 Transactions”.

“Western U.S. Transactions” included 11 transactions where:

•	the selling company was a bank headquartered in AZ, CA, CO, ID, MT, NM, NV, OR, UT, WA or WY;

•	the selling company’s total assets were above $400.0 million;

•	the transaction was announced between January 1, 2018 and April 1, 2019;

•	the transaction’s pricing information was publicly available;

•	the transaction was not a merger of equals; and

•	the transaction had a stock component to the merger consideration

“High Performing Transactions” included 9 transactions where:

•	the selling company was a bank headquartered nationwide;

•	the selling company’s total assets were between $400.0 million and $2.5 billion;

•	the selling company’s return on average assets over the last-twelve-months was above 1.10%;

•	the transaction was announced between January 1, 2018 and April 1, 2019;

•	the transaction’s pricing information was publicly available; and

•	the transaction was not a merger of equals

“Since October 1, 2018 Transactions” included 18 transactions where:

•	the selling company was a bank headquartered nationwide;

•	the selling company’s total assets were between $400 million and $2.5 billion;

•	the transaction was announced between October 1, 2018 and April 1, 2019;

•	the transaction’s pricing information was publicly available; and

•	the transaction was not a merger of equals

The following tables set forth the transactions included in “Western U.S. Transactions,” “High Performing Transactions,” and “Since October 1, 2018 Transactions,” and are sorted by announcement date:

Western U.S. Transactions

Announcement Date	Acquirer	Target
11/01/2018 10/11/2018* 7/25/2018 6/18/2018 5/22/2018 4/25/2018 3/08/2018 2/26/2018 2/26/2018 2/12/2018 2/12/2018

Enterprise Financial Services Corp

First Interstate BancSystem, Inc.

Banner Corporation

BOK Financial Corporation

Independent Bank Group, Inc.

First Interstate BancSystem, Inc.

Heritage Financial Corporation

CVB Financial Corp.

First Choice Bancorp

Pacific Premier Bancorp, Inc.

Mechanics Bank

Trinity Capital Corporation

Idaho Independent Bank

Skagit Bancorp, Inc.

CoBiz Financial Inc.

Guaranty Bancorp

Northwest Bancorporation, Inc.

Premier Commercial Bancorp

Community Bank

Pacific Commerce Bancorp

Grandpoint Capital, Inc.

Learner Financial Corporation

*	Indicates the transaction was pending as of April 1, 2019

High Performing Transactions

Announcement Date	Acquirer	Target
3/05/2019* 11/27/2018* 11/16/2018* 10/25/2018 8/22/2018* 4/30/2018 4/24/2018 4/18/2018 1/09/2018

BancorpSouth Bank

Spirit of Texas Bancshares, Inc.

First Citizens BancShares, Inc.

OceanFirst Financial Corp.

MidWestOne Financial Group, Inc.

Allegiance Bancshares, Inc.

National Commerce Corporation

QCR Holdings, Inc.

Meta Financial Group, Inc.

Summit Financial Enterprises, Inc.

First Beeville Financial Corporation

Biscayne Bancshares, Inc.

Capital Bank of New Jersey

ATBancorp

Post Oak Bancshares, Inc.

Landmark Bancshares, Inc.

Springfield Bancshares, Inc.

Crestmark Bancorp Inc.

*	Indicates the transaction was pending as of April 1, 2019

Since October 1, 2018 Transactions

Announcement Date	Acquirer	Target

3/21/2019*

3/05/2019*

2/21/2019*

1/22/2019*

1/16/2019*

1/07/2019*

12/06/2018*

12/05/2018*

11/27/2018*

11/16/2018*

11/13/2018*

11/01/2018

10/29/2018

10/25/2018

10/23/2018*

10/11/2018*

10/10/2018*

10/01/2018

Liberty Bank

BancorpSouth Bank

German American Bancorp, Inc.

Community Bank System, Inc.

Heartland Financial USA, Inc.

First Financial Corporation

First Midwest Bancorp, Inc.

Cambridge Bancorp

Spirit of Texas Bancshares, Inc.

First Citizens BancShares, Inc.

Simmons First National Corporation

Enterprise Financial Services Corp

Horizon Bancorp, Inc.

OceanFirst Financial Corp.

Orrstown Financial Services, Inc.

First Interstate BancSystem, Inc.

First Merchants Corporation

American National Bankshares Inc.

SBT Bancorp, Inc.

Summit Financial Enterprises, Inc.

Citizens First Corporation

Kinderhook Bank Corp.

Blue Valley Ban Corp.

HopFed Bancorp, Inc.

Bridgeview Bancorp, Inc.

Optima Bank & Trust Company

First Beeville Financial Corporation

Biscayne Bancshares, Inc.

Reliance Bancshares, Inc.

Trinity Capital Corporation

Salin Bancshares, Inc.

Capital Bank of New Jersey

Hamilton Bancorp, Inc.

Idaho Independent Bank

MBT Financial Corp.

HomeTown Bankshares Corporation

*	Indicates the transaction was pending as of April 1, 2019

For each transaction referred to above, Davidson compared, among other things, the following implied ratios:

•

transaction price compared to tangible book value on a per share and aggregate basis, based on the latest publicly available financial statements of the target company prior to the announcement of the transaction;

•

transaction price compared to earnings per share for the last twelve months, based on the latest publicly available financial statements of the target company prior to the announcement of the transaction;

•	tangible book premium to core deposits based on the latest publicly available financial statements of the target company prior to the announcement of the transaction.

Davidson compared the multiples of the comparable transaction groups and other operating financial data where relevant to the proposed merger multiples and other operating financial data of Heritage as of or for the 3-month period ended December 31, 2019. The table below sets forth the results of this analysis.

Financial Condition and Performance
		Western U.S.				High Performing				Since October 1, 2018
	Heritage	Median	Average	Minimum	Maximum	Median	Average	Minimum	Maximum	Median	Average	Minimum	Maximum
Total Assets (in millions)	$830.0	$922.0	$1,803.1	$400.5	$3,815.5	$595.4	$826.7	$411.6	$1,431.0	$680.6	$786.0	$411.6	$1,492.9
Return on Average Assets (Last Twelve Months)	2.25%	0.76%	0.79%	0.42%	1.20%	1.36%	1.44%	1.11%	2.15%	0.66%	0.64%	-1.07%	1.58%
Return on Average Equity (Last Twelve Months)	20.08%	7.51%	8.03%	5.21%	11.43%	13.64%	15.01%	11.01%	21.29%	7.39%	7.27%	-9.38%	16.42%
Tangible Common Equity Ratio	12.11%	9.26%	9.29%	8.18%	10.61%	8.36%	8.88%	6.75%	12.28%	8.91%	8.54%	6.12%	12.28%
Efficiency Ratio (Last Twelve Months)	37.4%	65.1%	64.4%	51.9%	79.6%	51.9%	54.0%	42.9%	73.6%	71.6%	69.1%	42.9%	91.4%
Non-Performing Assets / Total Assets	0.77%	0.64%	0.86%	0.13%	3.44%	0.65%	0.58%	0.06%	1.15%	0.83%	0.96%	0.06%	3.44%

Transaction Multiples
		Western U.S.				High Performing				Since October 1, 2018
	Heritage	Median	Average	Minimum	Maximum	Median	Average	Minimum	Maximum	Median	Average	Minimum	Maximum
Transaction Price / Tangible Book Value (Per Share)	207.6%	223.2%	233.3%	170.1%	319.0%	183.7%	210.5%	155.8%	404.0%	181.9%	181.5%	125.8%	250.9%
Transaction Price / Tangible Book Value (Aggregate)	238.0%	223.5%	238.5%	170.1%	319.1%	183.7%	210.5%	155.8%	404.0%	183.7%	183.3%	127.5%	266.7%
Transaction Price / Last Twelve Months EPS	12.9x	25.6x	27.3x	22.7x	37.6x	15.1x	15.5x	11.2x	20.8x	23.3x	22.2x	11.2x	38.6x
Tangible Book Premium / Core Deposits (1)	21.2%	15.6%	16.5%	9.3%	25.5%	11.5%	13.6%	6.8%	27.1%	8.9%	9.1%	3.5%	19.0%

(1)	Tangible book premium / core deposits calculated by dividing the excess or deficit of the aggregate transaction value compared to tangible book value by core deposits

Net Present Value Analysis for Heritage

Davidson performed an analysis that estimated the net present value per share of Heritage common stock under various circumstances. The analysis assumed: (i) Heritage performed in accordance with Heritage management’s financial forecasts for the years ending December 31, 2019 and December 31, 2020; and (ii) an estimated long-term growth rate for the years thereafter, as discussed with and confirmed by Heritage management. To approximate the terminal value of Heritage common stock at December 31, 2024, Davidson applied price to earnings multiples of 10.0x to 18.0x and multiples of tangible book value ranging from 160.0% to 260.0%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 10.00% to 17.00% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Heritage’s common stock. In evaluating the discount rate, Davidson used industry standard methods of adding the current risk-free rate, which is based on the 10-year Treasury yield, plus the published Duff & Phelps Industry Equity Risk Premium and plus the published Duff & Phelps Size Premium.

At the April 3, 2019 Heritage board of directors meeting, Davidson noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

As illustrated in the following tables, the analysis indicates an imputed range of values per share of Heritage common stock of $108.22 to $272.22 when applying the price to earnings multiples to the financial forecasts and $145.02 to $329.32 when applying the multiples of tangible book value to the financial forecasts.

Earnings Per Share Multiples

	Earnings Per Share Multiple
Discount Rate	10.0x	12.0x	14.0x	16.0x	18.0x
10.00%	$151.23	$181.48	$211.73	$241.98	$272.22
11.00%	$143.99	$172.79	$201.59	$230.38	$259.18
12.00%	$137.15	$164.58	$192.01	$219.44	$246.87
13.00%	$130.70	$156.83	$182.97	$209.11	$235.25
14.00%	$124.60	$149.51	$174.43	$199.35	$224.27
15.00%	$118.83	$142.60	$166.36	$190.13	$213.89
16.00%	$113.38	$136.05	$158.73	$181.41	$204.08
17.00%	$108.22	$129.86	$151.51	$173.15	$194.80

Tangible Book Value Multiples

	Tangible Book Value Per Share Multiple
Discount Rate	160.0%	185.0%	210.0%	235.0%	260.0%
10.00%	$202.66	$234.32	$265.99	$297.65	$329.32
11.00%	$192.95	$223.10	$253.24	$283.39	$313.54
12.00%	$183.79	$212.50	$241.22	$269.93	$298.65
13.00%	$175.13	$202.50	$229.86	$257.23	$284.59
14.00%	$166.96	$193.05	$219.14	$245.22	$271.31
15.00%	$159.23	$184.11	$209.00	$233.88	$258.76
16.00%	$151.93	$175.67	$199.41	$223.14	$246.88
17.00%	$145.02	$167.68	$190.33	$212.99	$235.65

Davidson also considered and discussed with the Heritage board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Davidson performed a similar analysis assuming Heritage estimated earnings per share in 2024 varied from 20.00% above projections to 20.00% below projections. This analysis resulted in the following range of per share values for Heritage common stock, using the same price to earnings multiples of 10.0x to 18.0x and a discount rate of 13.50%.

Variance to	Earnings Per Share Multiple
2024 EPS	10.0x	12.0x	14.0x	16.0x	18.0x
20.00%	$153.12	$183.75	$214.37	$245.00	$275.62
15.00%	$146.74	$176.09	$205.44	$234.79	$264.14
10.00%	$140.36	$168.44	$196.51	$224.58	$252.65
5.00%	$133.98	$160.78	$187.58	$214.37	$241.17
0.00%	$127.60	$153.12	$178.64	$204.16	$229.68
-5.00%	$121.22	$145.47	$169.71	$193.96	$218.20
-10.00%	$114.84	$137.81	$160.78	$183.75	$206.72
-15.00%	$108.46	$130.15	$151.85	$173.54	$195.23
-20.00%	$102.08	$122.50	$142.91	$163.33	$183.75

Financial Impact Analysis

Davidson performed pro forma merger analyses that combined projected income statement and balance sheet information of Heritage and Glacier. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of Glacier. In the course of this analysis, Davidson used the publicly available consensus Street estimates for Glacier for the years ending December 31, 2019 and December 31, 2020, and used management’s financial forecast for Heritage for the years ending December 31, 2019 and December 31, 2020 provided by Heritage management. This analysis indicated that the merger is expected to be accretive to Glacier’s estimated earnings per share beginning in 2019, after excluding non-recurring transaction-related expenses. The analysis also indicated that the merger is expected to be dilutive to tangible book value per share for Glacier and that Glacier would maintain capital ratios in excess of those required for Glacier to be considered well-capitalized under existing regulations. For all of the above analyses, the actual results achieved by Glacier and Heritage prior to and following the merger will vary from the projected results, and the variations may be material.

Davidson prepared its analyses for purposes of providing its opinion to Heritage’s board of directors as to the fairness, from a financial point of view, of the consideration to be paid to the holders of Heritage’s common stock in the proposed merger and to assist Heritage’s board of directors in analyzing the proposed merger. The analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties and their respective advisors, none of Heritage, Glacier or Davidson or any other person assumes responsibility if future results are materially different from those forecasted.

Davidson’s opinion was one of many factors considered by the Heritage’s board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the board of directors of Heritage or management with respect to the merger or the merger consideration.

Davidson and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions. Davidson acted as financial advisor to Heritage in connection with, and participated in certain of the negotiations leading to the merger. Davidson is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Davidson and its affiliates may provide such services to Heritage, Glacier and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of Heritage and Glacier for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities. Heritage selected Davidson as its financial advisor because it is a recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement executed on May 31, 2018, Heritage engaged Davidson as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of the engagement letter, Heritage agreed to pay Davidson a cash fee of $200,000 concurrently with the rendering of its opinion. Heritage will pay to Davidson at the time of closing of the merger a contingent cash fee equal to 1.20% of the aggregate consideration, less $100,000 to credit a portion of the cash fee paid in connection with the opinion. Heritage has also agreed to reimburse Davidson for all reasonable out-of-pocket expenses, up to an aggregate amount of $25,000, including fees of counsel, and to indemnify Davidson and certain related persons against specified liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement.

Davidson has, in the past, provided certain investment banking services to Heritage and its affiliates, has had a material relationship with Heritage and its affiliates and has received compensation and reimbursement of out-of-pocket expenses for such services. During the two years preceding the date of the opinion, Davidson received $5,000 for providing a financial valuation to Heritage. During the two years preceding the date of the opinion, Davidson has provided investment banking and other financial services to GBCI for which we have received customary compensation. Such services during such period have included representing GBCI on M&A transactions. Additionally, Davidson may provide investment banking services to the combined company in the future and may receive future compensation.

THE MERGER

The following is a brief description of the material aspects of the merger. There are other aspects of the merger that are not discussed below but that are contained in the merger agreement. You are being asked to approve the merger in accordance with the terms of the merger agreement, and you are urged to read the merger agreement carefully. The merger agreement is attached to this proxy statement/prospectus as Appendix A.

Basic Terms of the Merger

The merger agreement provides for the merger of Heritage with and into Glacier and, immediately thereafter, the merger of Heritage Bank with and into Glacier Bank, Glacier’s wholly-owned subsidiary.

In the merger, Heritage shareholders will receive a combination of Glacier common stock and cash for their Heritage common stock, as described below. See “– Merger Consideration.”

Options to purchase Heritage common stock that are outstanding and unexercised at the time of the merger will be converted into fully vested options to purchase Glacier common stock, and such option holders will receive a cash payment if Heritage pays a special dividend to its shareholders. See “—Heritage Stock Options.”

While Glacier and Heritage believe that they will receive the necessary regulatory approvals for the merger, there can be no assurance that such approvals will be received or, if received, as to the timing of such approvals or as to the ability to obtain such approvals on satisfactory terms. See “ -– Conditions to the Merger” and “– Regulatory Requirements.”

Merger Consideration

As of the effective date of the merger, each share of Heritage common stock will be converted into the right to receive a “unit” comprised of Glacier common stock and cash, as follows:

Stock Portion of Merger Consideration

4.00 Glacier shares, subject to adjustment as follows: If the average closing price of Glacier common stock calculated in accordance with the merger agreement exceeds $50.59, Glacier may elect to terminate the merger agreement, unless Heritage elects to accept a decrease in the number of shares to be issued on a per-share basis, so that the value of the per-share stock consideration is equal to $202.36, in order to avoid termination of the merger agreement.

Conversely, if the average closing price of Glacier stock (i) is less than $37.39 and the price of Glacier common stock has underperformed the KBW Regional Banking Index by more than 15 percentage points or (ii) is less than $35.19, Heritage may terminate the merger agreement, unless Glacier elects to increase on a per-share basis the number of shares of Glacier common stock, or in Glacier’s discretion, an amount of cash, so that the value of the total merger consideration is equal to $161.56 (if pursuant to (i) above) or $152.76 (if pursuant to (ii) above) in order to avoid termination of the merger agreement.

Cash Portion of Merger Consideration

$12.00 in cash, subject to adjustment as follows: If the “HB Closing Capital” as determined in accordance with the merger agreement is less than the minimum required, which is $99,117,206, subject to adjustment as provided in the merger agreement, the cash portion of each unit will be reduced on a pro rata basis based on the amount of such deficiency.

If the HB Closing Capital is in excess of $99,117,206, subject to adjustment as provided in the merger agreement, Heritage may, prior to the merger, declare and pay a special dividend to its shareholders in the aggregate amount of such excess.

“HB Closing Capital” is defined in the merger agreement and is equal to an amount, estimated as of the closing of the merger, of Heritage’s capital stock, surplus and retained earnings determined in accordance with generally accepted accounting principles (“GAAP”) on a consolidated basis, net of goodwill and other intangible assets, calculated in the same manner in which Heritage’s consolidated tangible equity capital at December 31, 2018 was calculated, after giving effect to adjustments, calculated in accordance with GAAP, for accumulated other comprehensive income or loss as reported on Heritage’s balance sheet.

The amount of the HB Closing Capital requirement ($99,117,206) will be increased by the amount of HB Closing Capital attributable to the exercise of Heritage stock options after December 31, 2018, if any.

The HB Closing Capital may be adjusted based on the estimated final amount of transaction-related expenses to be incurred by Heritage, as determined and agreed upon between Heritage and Glacier in accordance with the merger agreement. To the extent that such final transaction-related expenses do not equal $10,600,000, the amount of such difference, on an after-tax basis, will be reflected as a pro-forma adjustment to the HB Closing Capital, reducing or increasing, as the case may be, the HB Closing Capital.

Assuming for purposes of illustration only that (i) there is no reduction of the cash portion of the merger consideration, and (ii) the average closing price of Glacier common stock immediately prior to the closing of the merger is $40.66 (which was the closing price of Glacier common stock on May 24, 2019), Heritage shareholders would receive consideration with a value equal to $174.64, consisting of $12.00 in cash and 4.00 shares of Glacier common stock (valued at $162.64) for each share of Heritage common stock.

Fractional Shares

No fractional shares of Glacier common stock will be issued to any holder of Heritage common stock in the merger. For each fractional share that would otherwise be issued, Glacier will pay cash in an amount equal to the fraction multiplied by the Glacier average closing price calculated as provided in the merger agreement. No interest will be paid or accrued on cash payable in lieu of fractional shares of Glacier common stock.

Heritage Stock Options

As of the date of the merger agreement, Heritage had outstanding options to purchase 228,342 shares of Heritage common stock. Holders of outstanding and exercisable stock options under Heritage’s stock option plans will have until the 15th calendar day prior to the closing of the merger to exercise such options. Holders who exercise such options will receive shares of Heritage common stock that will be converted into the right to receive the merger consideration payable with respect to all outstanding shares of Heritage common stock upon the closing of the merger.

Each Heritage stock option that remains outstanding and unexercised at the closing of the merger (whether vested or unvested) (“Unexercised Option”) will be converted into a fully vested option to purchase Glacier common stock, with adjustments made to the number of shares and exercise price as provided in the merger agreement. Such stock option holders will also be entitled to receive a cash payment equal, on a per-share basis, to the amount, if any, paid by Heritage to its shareholders in a special dividend as described under “— Cash Portion of Merger Agreement” above. Any such cash payment (a “Per Share Dividend Equivalent”) would be made by Heritage prior to the closing of the merger.

The number of net option shares to which the Per Share Dividend Equivalent will be eligible to be paid will be calculated by dividing (A) the product obtained by multiplying (i) the excess of the per-share value of the merger consideration over the per-share exercise price of the shares of Heritage common stock held under the Unexercised Option by (ii) the number of shares of Heritage common stock held under the Unexercised Option by (B) the per-share value of the merger consideration.

Effective Date of the Merger

Subject to the satisfaction or waiver of conditions to the obligations of the parties to complete the merger as set forth in the merger agreement, the effective date of the merger will be the date the merger becomes effective under the Montana Business Corporation Act and the Nevada Revised Statutes, Chapter 92A. Subject to the foregoing and the possible adjustment of the closing date as discussed under “— Closing Date” below, it is currently anticipated that the merger will be consummated during the third quarter of 2019.

Letter of Transmittal

Within five business days following the effective date of the merger, Glacier’s exchange agent will send a letter of transmittal to each holder of record of Heritage common stock. This mailing will contain instructions on how to surrender Heritage common stock certificates or other evidence of ownership in exchange for the merger consideration that the holder is entitled to receive under the merger agreement.

With the exception of any proposed dissenting shares, each Heritage stock certificate will, from and after the effective date of the merger, be deemed to represent and evidence only the right to receive the merger consideration payable with respect to such certificate. Heritage shareholders must provide properly completed and executed letters of transmittal in order to effect the exchange of their shares of Heritage common stock for (i) evidence of issuance in book entry form, or upon the request of the holder, stock certificates, representing Glacier common stock, (ii) a check in the amount of the cash portion of the merger consideration, and/or (iii) a check representing the amount of cash in lieu of fractional shares, if any.

Lost, Stolen or Destroyed Certificates

If a certificate for Heritage common stock has been lost, stolen or destroyed, the exchange agent will be authorized to issue or pay the holder’s merger consideration, if the holder provides Glacier with (i) satisfactory evidence that the holder owns the Heritage common stock and that the certificate is lost, stolen or destroyed, (ii) any affidavit or security Glacier may require (including any bond that may be required by the exchange agent in accordance with its policies), and (iii) any reasonable additional assurances that Glacier or Glacier’s exchange agent may require, which may include indemnification of Glacier if the lost, stolen or destroyed certificates are subsequently presented.

Voting Agreement

Heritage’s directors, executive officers (in their individual capacities as Heritage shareholders) and a significant shareholder have entered into a voting agreement, dated as of April 3, 2019. In the voting agreement, each person agrees, among other things, to vote the shares of Heritage common stock that he or she is entitled to vote and that he or she owns or controls in favor of the merger agreement. As of the date hereof, the persons who have entered into the voting agreement are entitled to vote a total of 843,828 shares of Heritage common stock, representing approximately 61.6% of all outstanding shares of Heritage common stock. Accordingly, shareholder approval of the merger agreement is assured. The voting agreement also provides that the Heritage shares covered by such agreement will be voted in favor of any proposal to adjourn the special meeting if there are not sufficient votes to approve the merger agreement. Any such vote to adjourn, if necessary, would occur at the special meeting.

Dissenters’ Rights

Under Nevada law, Heritage shareholders have the right to dissent from the merger and to receive payment in cash for the “fair value” of their shares of Heritage common stock.

Heritage shareholders electing to exercise dissenters’ rights must comply with the provisions of the Nevada Revised Statutes, NRS 92A.300 through NRS 92A.500 in order to perfect their rights. The following is intended as a brief summary of the material provisions of the procedures that a Heritage shareholder must follow in order to dissent from the merger and perfect dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to the applicable Nevada statutes, the full text of which is set forth in Appendix B to this document.

A shareholder who wishes to assert dissenters’ rights must:

•	before Heritage shareholders vote on the merger agreement, deliver to Heritage written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the merger is completed, and

•	not vote, or permit to be voted, any of such shareholder’s shares in favor of the merger.

A shareholder wishing to deliver a notice asserting dissenters’ rights should hand-deliver or mail the notice to the following address:

Heritage Bancorp

2330 South Virginia Street

Reno, Nevada 89502

ATTN: Hawley MacLean, Secretary

A shareholder who wishes to exercise dissenters’ rights generally must dissent with respect to all of the shares the shareholder owns. However, if a record shareholder is a nominee for several beneficial shareholders, some of whom wish to dissent and some of whom do not, then the record holder may dissent with respect to all the shares beneficially owned by any one person by notifying Heritage in writing of the name and address of each person on whose behalf the record shareholder asserts dissenters’ rights. A beneficial shareholder may assert dissenters’ rights directly by submitting to Heritage the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenter’s rights, and by dissenting with respect to all the shares of which such shareholder is the beneficial shareholder or which such shareholder has the power to direct the vote.

A shareholder who does not, prior to the Heritage shareholder vote on the merger agreement, deliver to Heritage a written notice of the shareholder’s intent to demand payment for the “fair value” of the shares will lose the right to exercise dissenters’ rights. In addition, any shareholder electing to exercise dissenters’ rights must either vote against the merger or abstain from voting.

If the merger is completed, Glacier (as the surviving corporation) will, within 10 days after the effective date of the merger, deliver a written notice to all Heritage shareholders who properly gave notice of their intent to exercise dissenters’ rights. The notice will, among other things:

•	state an address at which Glacier will receive payment demands and where and when certificates must be deposited;

•	supply a form for demanding payment;

•

set a date by which Glacier must receive the payment demand and by which certificates must be deposited at the address indicated in the dissenters’ notice, which dates will be between 30 and 60 days after the notice is delivered;

•	provide a copy of the dissenters’ rights provisions of NRS 92A.300 through 92A.500.

A shareholder wishing to exercise dissenters’ rights must file the payment demand within the prescribed time period and deliver share certificates as required in the notice. Failure to do so will cause that shareholder to lose his or her dissenters’ rights.

A shareholder who has complied with the requirements summarized in the previous paragraphs may nevertheless decline to exercise dissenters’ rights and withdraw from the appraisal process by notifying Glacier by the date set forth in the written notice provided by Glacier following consummation of the merger. If the shareholder does not withdraw from the appraisal process by the specified date, he or she may not do so thereafter unless Glacier consents to such withdrawal in writing.

Within 30 days after receipt of a demand for payment, Glacier will pay each dissenter with properly perfected dissenters’ rights Glacier’s estimate of the “fair value” of the shareholder’s shares, plus accrued interest from the effective date of the merger. The payment will be accompanied by specified financial information as required by NRS 92A.460 and a statement as to Glacier’s estimate of the fair value of the shares and the interest payable with respect to the shares.

With respect to a dissenter who did not beneficially own shares of Heritage prior to the public announcement of the merger, Glacier is not required to make the payment until the dissenter has agreed to accept the payment in full satisfaction of the dissenter’s demands or demand appraisal under NRS 92A.460.

“Fair value” is defined in MRS 92A.320 as the value of the Heritage shares immediately before the effective date of the merger, excluding any appreciation or depreciation in anticipation of the merger unless exclusion would be inequitable. The “fair value” may be less than, equal to or greater than the value of the consideration that a Heritage shareholder would be entitled to receive under the merger agreement. The rate of interest will be the rate of interest provided under applicable law.

Within 30 days of Glacier’s payment (or offer of payment in the case of shares acquired after public announcement of the merger) to a dissenting shareholder, a dissenter dissatisfied with Glacier’s estimate of the fair value of the shares may notify Glacier of the dissenter’s own estimate of the fair value and demand payment of that amount. If Glacier does not accept the dissenter’s estimate and the parties do not otherwise settle on a fair value, then Glacier must, within 60 days of receiving the estimate and demand, petition a court to determine the fair value of the shares and accrued interest.

In view of the complexity of the Nevada statutes governing dissenters’ rights, Heritage shareholders who wish to dissent from the merger and pursue dissenters’ rights should consult their legal advisors.

The failure of a Heritage shareholder to comply strictly with the Nevada statutory requirements will result in a loss of dissenters’ rights. A copy of the relevant statutory provisions is attached as Appendix B. You should refer to Appendix B for a complete statement concerning dissenters’ rights and the foregoing summary of such rights is qualified in its entirety by reference to Appendix B.

Conditions to the Merger

Consummation of the merger is subject to various conditions. No assurance can be provided as to whether these conditions will be satisfied or waived by the appropriate party. Accordingly, there can be no assurance that the merger will be completed.

Certain customary conditions must be satisfied, or specified events must occur, before the parties will be obligated to complete the merger. Each party’s obligations under the merger agreement are conditioned on satisfaction by the other party of conditions applicable to them.

Additionally, either Glacier or Heritage may terminate the merger if certain conditions applicable to the other party are not satisfied or waived. Those conditions are discussed below under “–Termination of the Merger Agreement.”

Either Glacier or Heritage may waive any conditions applicable to its obligations, except those that are required by law (such as receipt of regulatory approvals and Heritage shareholder approval). Either Glacier or Heritage may also grant extended time to the other party to complete an obligation or condition.

Covenants

The merger agreement contains numerous agreements between the parties regarding the handling of various matters before the merger. These agreements include:

•

for Heritage, a general obligation to conduct business in the ordinary course, consistent with past practice in compliance with applicable laws and to generally maintain and preserve intact its, properties, business, management and compensation structure;

•

actions that Heritage must refrain from taking, and certain actions that the Heritage must take, during the period between the date of the merger agreement and the closing with regard to a number of matters outside the ordinary course of business;

•	agreements by both parties to cooperate in the preparation and submission of proxy materials, regulatory applications and for Glacier to make certain filings and notices;

•

agreement by Heritage to convene a shareholders’ meeting and submit the merger agreement for consideration at such meeting and, subject to certain limitations (described below under “No-Shop”/Board Recommendation Provisions), solicit approval of the merger agreement from its shareholders and recommend that shareholders approve the merger agreement;

•

agreements by the parties that they will provide notice to each other of certain events, including notice by either party of the occurrence of any event that could be expected to have a material adverse effect; and

•

agreements by the parties to use commercially reasonably efforts to permit the consummation of the merger to occur on July 31, 2019 (subject to any delays resulting from SEC review or bank regulatory processing).

“No-Shop”/Board Recommendation Provisions

The merger agreement provides that, as of the signing of the merger agreement, Heritage and Heritage Bank must cease any discussions with any parties with respect to a third-party acquisition proposal and, except as otherwise permitted under the merger agreement, Heritage and Heritage Bank may not, and must direct and use their best efforts to cause their directors, officers, employees, agents and representatives not to:

i.	solicit, initiate, or encourage inquiries or proposals regarding, or the making of any proposal or offer with respect to, a third-party acquisition;

ii.	participate in any negotiations or discussions with any person concerning a third-party acquisition;

iii.	provide any confidential information to any person in connection with any third-party acquisition; or

iv.	otherwise facilitate any effort or attempt to make or implement a third-party acquisition.

Notwithstanding the immediately preceding provision, before Heritage’s shareholders approve the merger, if Heritage receives a written unsolicited acquisition proposal and its board of directors determines in good faith that (a) the proposal constitutes or is reasonably expected to result in a superior proposal and (b) the board’s fiduciary duties require Heritage to engage in negotiations with, provide confidential information to, or have any discussions with, a person in connection with such proposal, then Heritage may do so to the extent the board determines it is required by the board’s fiduciary duties; provided that, prior to providing any confidential information, Heritage must enter into a confidentiality agreement with the person on terms no less favorable to Heritage than its confidentiality agreement with Glacier. Heritage must notify Glacier of any unsolicited acquisition proposal it receives.

Before Heritage’s shareholders approve the merger, the board of directors, in response to an unsolicited superior proposal, may, change its recommendation to Heritage’s shareholders if, after consulting with its legal counsel, it determines in good faith that it would be inconsistent with its fiduciary duties not to change its recommendation.

Representations and Warranties

Heritage and Glacier have made certain customary representations and warranties to each other in the merger agreement relating to their businesses. The representations and warranties contained in the merger agreement were made only for purposes of such agreement and are made as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed to by the parties, including being qualified by disclosures between the parties. These representations and warranties may have been made to allocate risk between the parties to the merger agreement instead of establishing these matters as facts, and may be subject to standards of materiality that differ from the standard of materiality that an investor may apply when reviewing statements of factual information.

Amendment of the Merger Agreement

The merger agreement may be amended upon authorization of the boards of directors of the parties, whether before or after the special meeting of the shareholders of Heritage. To the extent permitted under applicable law, the parties may make any amendment or supplement without further approval of Heritage shareholders. However, after Heritage shareholder approval, any amendment that would change the form or reduce the amount of consideration that Heritage shareholders will receive in the merger would require further approval from Heritage shareholders.

Termination of the Merger Agreement

The merger agreement contains several provisions entitling either Glacier or Heritage to terminate the merger agreement under certain circumstances. The following briefly describes these provisions:

Lapse of Time. If the merger has not been consummated on or before November 30, 2019, then at any time after that date, either Glacier or Heritage may terminate the merger agreement and the merger if (i) the terminating party’s board of directors decides to terminate by a majority vote of all of its members, and (ii) the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination. However, if as of November 30, 2019, all required regulatory approvals have not been obtained, then the deadline for consummation of the merger will be extended to on or before January 31, 2020, if Glacier notifies Heritage in writing on or prior to November 30, 2019 of its election to extend such date.

Glacier Average Closing Price Greater than $50.59. By specific action of its board of directors, Glacier may terminate the merger agreement if the Glacier average closing price (as defined in the merger agreement) is greater than $50.59.

If Glacier provides written notice of its intent to terminate the merger agreement because the Glacier average closing price is greater than $50.59, Heritage may elect, within three business days of its receipt of such notice, to accept a decrease in the total number of Glacier shares such that the value of per share consideration issued in the merger will equal $202.36 (based on the Glacier average closing price).

If Heritage makes the election to accept such decrease in the number of Glacier shares to be issued, no termination of the merger agreement will occur, and the merger agreement will remain in effect in accordance with its terms, except that the total number of Glacier shares to be issued in the merger would decrease. As a result, the amount of Glacier common stock exchanged for each share of Heritage common stock would decrease. In prior merger transactions with similar adjustment rights, Glacier has exercised its right to terminate the merger agreement, and the seller in such prior merger transactions elected to accept a decrease in the number of Glacier shares issued in the merger.

Glacier Average Closing Price Less than $37.39. Heritage may provide written notice to Glacier of its intent to terminate the merger agreement because the Glacier average closing price is (a) (i) less than $37.39 and (ii) the price of Glacier common stock, during a period defined in the merger agreement, underperformed the KBW Regional Banking Index by more than 15 percentage points, or (b) less than $35.19.

If Heritage has provided notice of its intent to terminate the merger agreement because the Glacier average closing price is below $37.39 and the price of Glacier common stock has underperformed the KBW Regional Banking Index by more than 15 percentage points, Glacier may elect, within three business days of its receipt of such notice, to increase the number of Glacier shares to be issued in the merger, or in Glacier’s sole discretion, pay cash consideration, or a combination of additional Glacier shares and cash, such that the value of the per share merger consideration equals $161.56 (based on the Glacier average closing price).

If Heritage has provided notice of its intent to terminate the merger agreement because the Glacier average closing price is below $35.19, then Glacier may elect, within three business days of its receipt of such notice, to increase the number of Glacier shares to be issued in the merger, or in Glacier’s sole discretion, pay cash consideration, or a combination of additional Glacier shares and cash, such that the Total Consideration Value Per Share equals $152.76 (based on the Glacier average closing price).

If Glacier elects to increase the total number of shares issuable in the merger or pay cash consideration (or a combination of additional shares and cash), no termination of the merger agreement will occur, and the merger agreement will remain in effect in accordance with its terms, except as the consideration has been adjusted.

Mutual Consent. The parties may terminate the merger agreement at any time before closing, whether before or after approval by Heritage shareholders, by mutual consent if the board of directors of each party agrees to terminate by a majority vote of all of its members.

No Regulatory Approvals. Either party may terminate the merger agreement if the regulatory approvals required to be obtained are denied, or if any such approval is conditioned on a substantial deviation from the transactions contemplated by the merger agreement, subject to certain rights granted in the merger agreement to appeal the denial of such regulatory approval.

Breach of Representation or Covenant. Either party may terminate the merger agreement (so long as the terminating party is not then in material breach of any of its representations, warranties, covenants or agreements in the merger agreement) if there has been a material breach of any of the representations, warranties, covenants or agreements set forth in the merger agreement by the other party, which is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the closing of the merger.

Failure to Recommend or Obtain Shareholder Approval. Glacier may terminate the merger agreement if the Heritage Board (i) fails to recommend to its shareholders approval of the merger, or (ii) modifies, withdraws or changes in a manner adverse to Glacier its recommendation to shareholders to approve the merger. Additionally, regardless of whether or not the Heritage Board recommends approval of the merger to its shareholders, Glacier or Heritage may terminate the merger agreement if Heritage shareholders elect not to approve the merger.

Dissenting Shares. Glacier may terminate the merger agreement if holders of 10% or more of the outstanding Heritage shares have properly given notice of their intent to assert dissenters’ rights under Nevada law.

Superior Proposal – Termination by Heritage. Heritage may terminate the merger agreement if its board of directors determines in good faith that Heritage has received a “Superior Proposal” (as defined in the merger agreement). This right is subject to the requirement that Heritage may terminate the merger agreement only if Heritage (i) has not breached its covenants regarding the initiation or solicitation of acquisition proposals from third parties and submission of the merger agreement to Heritage shareholders; (ii) immediately following the delivery of such notice of termination to Glacier, Heritage enters into a definitive acquisition agreement relating to such Superior Proposal, (iii) Heritage has provided Glacier with at least five days’ prior written notice that the Heritage Board is prepared to accept a Superior Proposal and has given Glacier, if it so elects, an opportunity to amend the terms of the merger agreement (and negotiated with Glacier in good faith with respect to such terms) in such a manner as would enable the Heritage Board to proceed with the merger and (iv) simultaneously upon entering into such definitive acquisition agreement relating to the Superior Proposal, it delivers to Glacier the break-up fee described below.

Superior Proposal – Termination by Glacier. Glacier may terminate the merger agreement if an “Acquisition Event” (as defined in the merger agreement) has occurred.

Break-Up Fee

If the merger agreement is terminated because (i) the Heritage Board fails to recommend shareholder approval of the merger agreement or modifies, or withdraws or changes its recommendation in a manner adverse to Glacier; or (ii) Heritage terminates the merger agreement after receiving a Superior Proposal and Glacier declines the opportunity to amend the terms of the merger agreement to enable the Heritage Board to proceed with the merger; or (iii) Glacier terminates the merger agreement if an Acquisition Event has occurred, then Heritage will immediately pay Glacier a break-up fee of $10,000,000.

In addition, if the merger agreement is terminated (i) by Glacier for Heritage’s breach of specified covenants set forth in the merger agreement or (ii) by Glacier due to the merger agreement not being approved by the Heritage shareholders, and within 18 months after any such termination, Heritage or Heritage Bank enters into an agreement for, or publicly announces its intention to engage in, an Acquisition Event, or an Acquisition Event occurs, then Heritage will promptly following such entry, announcement, or occurrence pay Glacier the break-up fee of $10,000,000.

Allocation of Costs Upon Termination

If the merger agreement is terminated (except under circumstances that would require the payment of a break-up fee) Glacier and Heritage will each pay their own out-of-pocket expenses incurred in connection with the transaction.

Conduct Pending the Merger

The merger agreement provides that, until the merger is effective, Heritage will conduct its business only in the ordinary and usual course. In that regard, the merger agreement provides that, unless Glacier otherwise consents in writing, and except as required by applicable regulatory authorities, Heritage and Heritage Bank will refrain from engaging in specified significant activities.

Bank Management and Operations After the Merger

Immediately following the merger of Heritage with and into Glacier, Heritage Bank will be merged with and into Glacier Bank. As described below under “Interests of Heritage Directors and Executive Officers in the Merger,” certain executive officers of Heritage Bank have entered into employment agreements with Glacier and Glacier Bank, effective upon closing of the merger, pursuant to which they will serve as executive officers of Heritage Bank, a newly created division of Glacier Bank.

Employee Benefit Plans

The merger agreement confirms Glacier’s intent that Glacier’s and Glacier Bank’s current personnel policies will apply to any employees of Heritage Bank who remain employed following the closing of the merger. Such employees will be eligible to participate in all of the benefit plans of Glacier that are generally available to similarly situated employees of Glacier and/or Glacier Bank. Current employees’ prior service with Heritage and/or Heritage Bank will constitute prior service with Glacier for purposes of determining eligibility and vesting under benefit plans of Glacier and Glacier Bank.

Interests of Heritage Directors and Executive Officers in the Merger

Certain members of the Heritage and/or Heritage Bank Board and executive management may be deemed to have interests in the merger, in addition to their interests as shareholders of Heritage generally. The Heritage Board was aware of these factors and considered them, among other things, in approving the merger agreement.

Change in Control Agreements

Heritage and Heritage Bank previously entered into employment agreements with certain officers of Heritage and Heritage Bank and the directors of Heritage that provided for benefits payable in the event of a change in control of Heritage or termination of employment following a change in control of Heritage. The employment agreement with Stanley C. Wilmoth, President and CEO, and the change in control agreements with all directors, provide for payments in connection with the closing of a transaction resulting in a change in control, while the employment or change in control agreements with other executive officers provide that if the executive’s employment is terminated without Cause or by the executive with Good Reason (as such terms are defined in the respective agreements) within a specified period following a change in control, the executive would be entitled to a lump-sum severance payment. The payment agreements described below will satisfy the rights to payments that such executive officers and directors would be entitled to receive pursuant to their respective prior employment or change in control agreements.

Closing Payment Agreements

Heritage and Heritage Bank has entered into agreements (“Closing Payment Agreements”) with certain executives of Heritage and/or Heritage Bank. As described above, each of such executives was a party to a prior employment agreement that provided for the payment of benefits upon a change in control of Heritage or Heritage Bank in certain circumstances. The Closing Payment Agreements satisfy all of the executives’ rights to payment under the previous employment agreements. In the case of Messrs. Traficanti and Carrick, the payments constitute retention payments and in exchange they are terminating their existing employment agreements. The terms of the Closing Payment Agreements are essentially identical except for the amounts to be received by the respective executives. On the effective date of the merger, the executives will be entitled to receive lump-sum cash payments in the following amounts: Mr. Wilmoth, $1,285,000; Mr. Traficanti, $500,000; and Steven Carrick, SVP/Branch Operations Manager, $100,000.

Post-Closing Payment Agreement

Glacier Bank has entered into an agreement (the “Post-Closing Payment Agreement”) with Lisa Milke, Chief Financial Officer of Heritage Bank. Ms. Milke was a party to a prior change in control agreement that provided for payments on a change in control. The Post-Closing Payment Agreement, which will be effective upon the closing of the merger, will satisfy all of Ms. Milke’s rights to payment under the previous change in control agreement. Ms. Milke’s employment will continue until the earlier to occur of the last day of the month following the date of systems conversion of Heritage Bank’s information systems or December 31, 2020 (the “Retention Date”). Effective upon the Retention Date, unless the parties otherwise agree, Ms. Milke’s position will be eliminated, and within 60 days following the Retention Date, she will receive a lump-sum cash amount of $400,000. In addition, Ms. Milke will be paid a total of $150,000 in two installments of $100,000 on the first anniversary of the termination of employment and $50,000 on the second anniversary of the termination of her employment. Ms. Milke has agreed not to compete with Glacier Bank or solicit its customers for periods of one and two years following the Retention Date, respectively.

Director Closing Payment Agreements

Heritage and Heritage Bank have previously entered into change in control agreements (“Director CIC Agreements”) with each of the directors of Heritage and Heritage Bank, providing for change in control payments based upon the respective board and committee fees received by such directors during the prior 12 month period. Heritage and Heritage Bank have entered into agreements with each such director in order to fully satisfy such director’s rights to receive payments under such prior Director CIC Agreements (“Director Closing Payment Agreements”). The Director Closing Payment Agreements are essentially identical, and provide for payments of lump-sum cash payments at closing in full satisfaction of the obligations of Heritage and Heritage Bank under the Director CIC Agreements. The amounts payable under such Director Closing Payment Agreements are in amounts ranging from $108,000 to $166,380 per director.

Employment Agreements with Glacier Bank

Stanley C. Wilmoth

Glacier Bank has entered into an employment agreement with Stanley C. Wilmoth, currently President and Chief Executive Officer of Heritage Bank, regarding employment by Glacier Bank following the merger. Mr. Wilmoth will serve as President and Chief Executive Officer of Heritage Bank of Nevada, a newly created division of Glacier Bank. The employment agreement is effective on (and conditioned upon) the closing of the merger and continues until December 31, 2022. The employment agreement provides for an annualized base salary of $530,000 (which is his current salary), subject to increase in the discretion of Glacier Bank’s or Glacier’s board of directors based on performance and additional duties and responsibilities, if any. Additionally, Mr. Wilmoth will be eligible for incentive bonuses in the aggregate amount of $155,000, of which $130,000 will be paid on December 31, 2020 and $25,000 will be paid on December 31, 2021, provided that he remains employed through each such date.

Mr. Wilmoth will also be eligible for retention bonuses in the aggregate amount of $560,000, with $75,000 payable on December 31, 2019, $185,000 payable on December 31, 2020, $150,000 payable on December 31, 2021, and $150,000 payable on December 31, 2022, provided that he remains employed through each such date. In the event that Mr. Wilmoth’s employment is terminated by Glacier without Cause or Mr. Wilmoth terminates his employment with Good Reason (as such terms are defined in the employment agreement), his entitlement to any unpaid retention bonus(es) will be accelerated.

If Mr. Wilmoth remains employed by Glacier Bank until December 31, 2022, he will be eligible for an additional bonus in the amount of $200,000, of which $100,000 will be payable on December 31, 2023, and $100,000 of which will be payable on December 31, 2024. If Glacier Bank terminates Mr. Wilmoth’s employment for Cause or he terminates his employment without Good Reason, or during or after his employment Mr. Wilmoth’s fails to comply with specified provisions of the employment agreement regarding non-competition, any unpaid payment will be forfeited. If Glacier Bank terminates Mr. Wilmoth’s employment without Cause or Mr. Wilmoth terminates his employment with Good Reason, or in the event of his death, prior to the end of the term of the employment agreement, these payments will be paid $100,000 on the first anniversary of his termination and $100,000 on the second anniversary, subject to forfeiture if he fails to comply with the non-competition provisions of the employment agreement.

Following the closing of the merger, Mr. Wilmoth will receive a restricted stock unit award under Glacier’s stock incentive plan in the amount of $100,000. The award will vest one-third on each of the second, third and fourth anniversaries of the closing of the merger. In the event of Mr. Wilmoth’s termination of employment for any reason except death or disability, the right to receive any unvested portion of the award will be forfeited.

Mr. Wilmoth will be entitled to participate in any group life insurance, disability, health and accident insurance plans, and any other employee fringe benefit plans that Glacier or Glacier Bank may have in effect from time to time for its similarly situated employees.

If Mr. Wilmoth’s employment is terminated for Cause or he terminates his employment without Good Reason, Glacier Bank will pay him the annualized base salary earned and expenses reimbursable incurred through the date of termination.

If Mr. Wilmoth’s employment is terminated without Cause or he terminates his employment for Good Reason, contingent upon his execution of a release of claims and his continued compliance with the non-competition provisions of the employment agreement, Glacier Bank will pay Mr. Wilmoth, in addition to any unpaid retention bonuses, an amount equal to the amount of annualized base salary remaining to be paid during the term of the agreement, payable in equal monthly installments over a period of one year.

The employment agreement provides that during Mr. Wilmoth’s employment and for a period of one year after termination of employment, Mr. Wilmoth will not provide the same or similar services as he performed on behalf of Glacier Bank to any person or entity engaged in any competing business within specified counties in Nevada, nor serve in any capacity with any such person or entity.

The employment agreement provides that during his employment and for a period of two years following any termination of employment, Mr. Wilmoth will not solicit, recruit persuade or entice, or attempt to solicit, recruit entice, any employee of Glacier or Glacier Bank to terminate his or her employment with Glacier or Glacier Bank, or any person or entity to terminate, cancel, rescind or revoke its business or contractual relationships with Glacier or Glacier Bank. Additionally, during his employment and for a period of two years following termination of employment, Mr. Wilmoth will not solicit or attempt to solicit, divert, or take away from Glacier Bank or Glacier any person or entity that is a current customer of Glacier Bank or Glacier and to whom Mr. Wilmoth, directly or indirectly, provided services, contracted with, or solicited business on behalf of Glacier Bank or Glacier within 12 months prior to the termination of Mr. Wilmoth’s employment.

Thomas N. Traficanti

Glacier Bank has entered into an employment agreement with Thomas Traficanti, currently Chief Credit Officer of Heritage, governing employment by Glacier Bank following the closing of the merger. Mr. Traficanti will serve as Chief Credit Officer of Heritage Bank of Nevada, a division of Glacier Bank. The employment agreement is effective on (and conditioned upon) the closing of the merger and continues until December 31, 2022. The employment agreement provides for an annualized base salary of $290,000 (which is his current salary), subject to increase in the discretion of Glacier Bank’s or Glacier’s board of directors based on performance and additional duties and responsibilities, if any. Additionally, Mr. Traficanti will be eligible for incentive bonuses in the aggregate amount of $66,000, of which $35,000 will be paid on December 31, 2020 and $16,000 will be paid on December 31, 2021, $11,000 will be paid on December 31, 2022, and $4,000 will be paid on December 31, 2023, provided that he remains employed through each such date.

Following the closing of the merger, Mr. Traficanti will receive a restricted stock unit award under Glacier’s stock incentive plan in the amount of $60,000. The award will vest one-third on each of the second, third and fourth anniversaries of the closing of the merger. In the event of Mr. Traficant’s termination of employment for any reason except death or disability, the right to receive any unvested portion of the award will be forfeited.

Mr. Traficanti will be entitled to participate in the Glacier profit sharing plan, Glacier Bank’s annual cash bonus program, Glacier’s long-term incentive plan, any group life insurance, disability, health and accident insurance plans, and any other employee fringe benefit plans that Glacier or Glacier Bank may have in effect from time to time for its similarly situated employees.

If Mr. Traficanti’s employment is terminated for Cause or he terminates his employment without Good Reason, Glacier Bank will pay him the annualized base salary earned and expenses reimbursable incurred through the date of termination.

If Mr. Traficanti’s employment is terminated without Cause or he terminates his employment for Good Reason, contingent upon his execution of a release of claims and his continued compliance with the non-competition provisions of the employment agreement, Glacier Bank will pay Mr. Wilmoth, in addition to any unpaid retention bonuses, an amount equal to the amount of annualized base salary remaining to be paid during the term of the agreement, payable in equal monthly installments over a period of one year.

Mr. Traficanti’s employment agreement contains provision regarding non-competition and non-solicitation identical to those described above with respect to Mr. Wilmoth’s employment agreement.

Employment Letter Agreements

Glacier Bank has entered into letter agreements (“Letter Agreements”) with Steven Carrick, SVP/Branch Operations Manager, Mark McKibben, VP/Commercial Loan Officer, and Denise Kline, SVP/Human Resources. The Letter Agreements among other things provide for continued employment by Glacier Bank following the merger, at salaries consistent with the respective current levels of compensation of such officers.

Stock Ownership

As of the record date of the special meeting, Heritage directors, executive officers and their spouses beneficially own 755,748 shares of Heritage common stock. The directors and executive officers of Heritage will receive the same consideration in the merger for their shares as will other shareholders of Heritage.

Stock Options

As described under “—Treatment of Heritage Stock Options” above, Heritage stock options (whether vested or unvested) that are outstanding and unexercised at the closing of the merger will vest and be converted into vested options to purchase Glacier common stock, and holders of such stock options will also be entitled to receive a Per Share Dividend Equivalent payment with respect to shares of Heritage common stock subject to such options. At May 24, 2019, Heritage’s directors and executive officer held an aggregate total of 39,850 outstanding unvested stock options.

Indemnification of Directors and Officers; Insurance

The merger agreement provides that Glacier will, for a period of six years following the closing of the merger, indemnify the present and former directors and officers of Heritage and Heritage Bank against liabilities or costs that may arise in the future, incurred in connection with claims or actions arising out of or pertaining to matters that existed or occurred prior to the effective date of the merger. The scope of this indemnification is to the fullest extent that such persons would have been entitled to indemnification under applicable law, Heritage’s articles or Heritage Bank’s articles or Heritage’s bylaws or Heritage Bank’s bylaws, as applicable.

The merger agreement also provides that Glacier will use commercially reasonable efforts to cause to be maintained in effect for a period of six years following the effective date of the merger, director and officer liability insurance with respect to claims arising from facts or events that occurred before the effective date of the merger. Prior to the effective date of the merger and in lieu of the foregoing, Glacier agrees to use commercially reasonable efforts to purchase, with Heritage cooperation, a policy providing substantially such coverage and fully pay for such policy prior to the effective date of the merger.

Additional Agreements

Voting Agreement

As described above under “—Voting Agreement,” the directors and executive officers of Heritage and have entered into a voting agreement, dated as of April 3, 2019. Pursuant to the voting agreements, each signing person agrees to vote the shares of Heritage common stock that he or she is entitled to vote and that he or she owns or controls in favor of the merger.

Heritage Director Non-Competition Agreement

Each member of the Heritage Board has entered into a non-competition agreement with Glacier, Glacier Bank, Heritage and Heritage Bank, which agreement confirms and extends certain obligations of each director not to compete with Heritage, Heritage Bank, or successors under the director’s existing change in control agreements with Heritage. Except under certain limited circumstances, the non-competition agreement generally prohibits such directors from becoming involved in any substantial way in a business that competes with Glacier or any of Glacier’s subsidiaries, divisions or affiliates within specified counties in Nevada. The agreement also prohibits the solicitation of Glacier’s employees or customers. The term of the non-competition agreement commences upon the effective date of the merger and continues until two years following the later of (i) effective date of the merger, or (ii) if applicable, one year after the termination of any service by such director as a post-merger member of an advisory board for the division.

Regulatory Requirements

Closing of the merger is subject to approval or waiver by the appropriate banking regulatory authorities, including the Federal Reserve, the Federal Deposit Insurance Corporation, and the Commissioner of the Montana Division of Banking and Financial Institutions, and the State of Nevada Department of Business and Industry, Financial Institutions Division.

Material U.S. Federal Income Tax Consequences of the Merger

This section generally describes the anticipated material U.S. federal income tax consequences of the merger of Heritage with and into Glacier, to U.S. holders (as defined below) of Heritage common stock who exchange shares of Heritage common stock for shares of Glacier common stock pursuant to the merger. The summary is based on the Internal Revenue Code, applicable Treasury Regulations, judicial decisions and administrative rulings and practice, all in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. The summary does not address any tax consequences of the merger under state, local or foreign laws, or any federal laws other than those pertaining to income tax.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Heritage common stock who for U.S. federal income tax purposes is:

•	an individual citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•

a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the control of one or more U.S. persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds Heritage common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Heritage common stock, you should consult your tax advisor about the consequences of the merger to you.

This discussion addresses only those Heritage shareholders that hold their Heritage common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, and does not address all the U.S. federal income tax consequences that may be relevant to particular Heritage shareholders in light of their individual circumstances or to Heritage shareholders that are subject to special rules, including, without limitation:

•	banks and other financial institutions;

•	pass-through entities or investors in pass-through entities;

•	persons who are subject to alternative minimum tax;

•	insurance companies;

•	tax-exempt organizations;

•	dealers or brokers in securities, commodities, or currencies;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons who exercise dissenters’ rights;

•	persons who hold Heritage common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	certain expatriates or persons that have a functional currency other than the United States dollar;

•	retirement plans, individual retirement accounts, or other tax deferred accounts;

•	mutual funds;

•	regulated investment companies;

•	real estate investment trusts;

•	foreign persons; and

•	shareholders who acquired their shares of Heritage common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

In addition, the discussion does not address any alternative minimum tax or any state, local or non-U.S. tax consequences of the merger.

It is a condition to the respective obligations of Glacier and Heritage to complete the merger that each party will have obtained from its counsel an opinion addressed to the effect that the merger will for U.S. federal income tax purposes qualify as a “reorganization” within the meaning of Internal Revenue Code Section 368(a). The opinions will assume that the merger will be completed according to the terms of the merger agreement and that the parties will report the transaction in a manner consistent with the opinion. The opinions will rely on the facts as stated in the merger agreement, the Registration Statement on Form S-4 (of which this proxy statement/prospectus is a part) and certain other documents. The opinions will be based on facts and representations contained in representation letters provided by Glacier and Heritage to be delivered at the time of closing and based on customary factual assumptions. If any such assumption is or becomes inaccurate, the U.S. federal income tax consequences of the merger could be adversely affected. The opinions will be based on statutory, regulatory and judicial authority existing as of the date of the opinion, any if which may be changed at any time with retroactive effect. An opinion of counsel represent such counsel’s best legal judgement, but the opinion is not binding on the Internal Revenue Service or the courts. Neither Glacier nor Heritage has requested and neither intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the Internal Revenue Service will not assert, or that a court will not sustain, a position contrary to any of the tax consequences described below or any of the tax consequences described in the opinions. Accordingly, each Heritage shareholder should consult his or her tax advisor with respect to the particular tax consequences of the merger to such holder.

Tax Consequences of the Merger Generally to Holders of Heritage Common Stock. If the merger of Heritage with and into Glacier is a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the tax consequences of the merger to U.S. holders of Heritage common stock are as follows (except with respect to any cash received instead of fractional share interests in Glacier common stock, as discussed in the section entitled “Cash Received Instead of a Fractional Share of Glacier Common Stock”):

•

Heritage shareholders will exchange their Heritage common stock for a combination of Glacier common stock and cash in the merger. Accordingly, holders of Heritage common stock will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the Glacier common stock and cash received by the holder of Heritage common stock exceeds such holder’s cost basis in its Heritage common stock, and (2) the amount of cash received by such holder of Heritage common stock in exchange for such holder’s Heritage common stock;

•

A Heritage shareholder’s aggregate tax basis in the Glacier common stock received in the merger will be equal to the shareholder’s aggregate tax basis in such shareholder’s Heritage common stock surrendered, decreased by the amount of any cash received (if any) and increased by the amount of any gain recognized (if any); and

•	The holding period of Glacier common stock received in an exchange for shares of Heritage common stock will include the holding period of the Heritage common stock for which it is exchanged.

If a U.S. holder of Heritage common stock acquired different blocks of Heritage common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of Heritage common stock and such holder’s basis and holding period in his, her or its shares of Glacier common stock may be determined with reference to each block of Heritage common stock. Any such holders should consult their tax advisors regarding the manner in which cash and Glacier common stock received in the exchange should be allocated among different blocks of Heritage common stock and with respect to identifying the bases or holding periods of the particular shares of Glacier common stock received in the merger.

Gain that a U.S. holder of Heritage common stock recognizes in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such holder has held (or is treated as having held) his, her or its Heritage common stock for more than one year as of the date of the merger. Long-term capital gain of non-corporate holders of Heritage common stock is generally taxed at preferential rates. In addition, such gain recognized by individuals, trusts and estates may also be subject to the 3.8% Unearned Income Medicare Contribution Tax on net investment income. Holders of Heritage common stock that are individuals, estates, or trusts should consult their tax advisors regarding the applicability of the 3.8% Unearned Income Medicare Contribution Tax to the disposition of their shares pursuant to the merger. In some cases, if a holder actually or constructively owns Glacier stock other than Glacier stock received pursuant to the merger, the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Internal Revenue Code Section 302, in which case such gain would be treated as dividend income. A dividend from Glacier would generally be treated as a “qualified dividend” and, as such, taxed at the same rates applicable to long-term capital gains so long as the requisite holding period is met. Because the possibility of dividend treatment depends primarily upon each holder’s particular circumstances, including the application of the constructive ownership rules, holders of Heritage common stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Cash Received Instead of a Fractional Share of Glacier Common Stock. A holder of Heritage common stock who receives cash instead of a fractional share of Glacier common stock will generally be treated as having received the fractional share pursuant to the merger and then as having that fractional share of Glacier common stock redeemed for cash. The deemed redemption will generally be treated as a sale or exchange and, as a result, a holder of Heritage common stock will generally recognize gain or loss equal to the difference between the amount of cash received in lieu of the fractional share and the basis in his, her or its fractional share interest as set forth above. Except as described above, this gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

Payment of Dividend. If Heritage’s capital prior to closing of the merger is in excess of a specified minimum amount, Heritage may in its discretion declare and pay a special distribution to holders of its common stock in the amount of such excess. Heritage intends to treat that special distribution as a distribution in respect of Heritage common stock. The Internal Revenue Service may take a contrary position, and to the extent the Internal Revenue Service were to prevail, the amount paid as the special cash dividend would be treated as additional cash received in connection with the merger, and not as a distribution as described in the succeeding sentence. If the distribution is treated as a distribution with respect to Heritage common stock, it will be taxable to the extent it exceeds such holder’s basis in his, her or its shares of Heritage common stock. Any amount that exceeds such holder’s basis in his, her or its Heritage common stock will be treated as gain from the sale or exchange of property (which will generally be capital gain, and will be long-term capital gain if, as of the date of the distribution, the holding period for the shares is greater than one year) and will reduce the holder’s basis in his, her or its Heritage common stock.

Backup Withholding and Information Reporting. Payments of cash made to a holder of Heritage common stock may, under certain circumstances, be subject to information reporting and backup withholding at a current rate of 24%, unless the holder provides proof of an applicable exemption satisfactory to Glacier and the exchange agent or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from cash payments made to a holder of Heritage common stock under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, if any, provided the required information is furnished to the Internal Revenue Service.

The preceding discussion is intended only as a summary of the material U.S. federal income tax consequences of the merger to U.S, holders of Heritage common stock. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of U.S. federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

Accounting Treatment of the Merger

The acquisition of Heritage will be accounted for using the acquisition method of accounting by Glacier under accounting principles generally accepted in the United States of America. Accordingly, using the acquisition method of accounting, the assets and liabilities of Heritage will be recorded by Glacier at their respective fair values at the time of the merger. The excess of Glacier’s purchase price over the net fair value of assets acquired including identifiable intangible assets and liabilities assumed will be recorded as goodwill. Goodwill will be periodically assessed for impairment but no less frequently than on an annual basis. Prior period financial statements are not restated and results of operation of Heritage will be included in Glacier’s consolidated statement of operations after the date of the merger. The identifiable intangible assets with finite lives, other than goodwill, will be amortized against the combined company’s earnings following completion of the merger.

INFORMATION CONCERNING HERITAGE BANCORP

General

Heritage is a Nevada corporation formed in 2003 for the purpose of acquiring the stock of Heritage Bank and becoming the holding company for Heritage Bank. Heritage has no substantial operations separate or apart from Heritage Bank. Heritage Bank is a national banking association, organized under the law of the United States of America, which commenced operations in 1995.

The principal offices of Heritage are located at 2330 South Virginia Street, Reno Nevada 89502. Heritage Bank maintains branch offices in Reno (four branches), Carson City, Sparks, and Gardnerville, all in Nevada.

As of March 31, 2019, Heritage had total assets of approximately $840.8 million, total gross loans of approximately $589.5 million, total deposits of approximately $723.0 million and approximately $106.4 million of shareholders’ equity.

Market Area

Heritage’s principal market area consists of Reno, Nevada and surrounding counties in Northern Nevada.

Lending Activities

Heritage Bank’s principal business is to accept deposits from the public and to make loans and other investments. To develop business, Heritage Bank relies to a great extent on the personalized approach of its officers and directors, who have extensive business and personal contacts in the communities served by Heritage Bank. Heritage Bank offers a variety of traditional loan products to its customers, primarily individual consumers and small to medium-sized businesses. For businesses, Heritage Bank provides term loans, lines of credit, loans for working capital, loans for business expansion and the purchase of equipment and machinery, construction and land development loans for builders and developers, and commercial real estate loans. Heritage Bank also offers home equity loans, automobile loans and various other consumer installment loans.

At March 31, 2019, Heritage Bank’s total gross loan portfolio was approximately $589.5 million, representing approximately 70% of its total assets. As of such date, Heritage Bank’s loan portfolio primarily consisted of 5.7% one- to four-family residential real estate secured loans, 78.6% commercial real estate secured loans (excluding construction and land development loans), 10.0% real estate construction and land development loans and 5.1% commercial loans.

Deposit and Banking Services

Customers of Heritage Bank are provided with a full complement of traditional banking and deposit products. Heritage Bank is engaged in substantially all of the business operations customarily conducted by independent financial institutions in Nevada, including the acceptance of checking accounts, savings accounts, money market accounts and a variety of certificates of deposit accounts.

Heritage Bank conducts a substantial amount of business with individuals, as well as with small to medium-sized businesses. The primary sources of core deposits are residents of Heritage Bank’s primary market area and businesses and their employees located in that area. Heritage Bank also obtains deposits through personal solicitation by its officers and directors and through local advertising. For the convenience of its customers, Heritage Bank offers drive-through banking facilities, internet and telephone banking, check/ATM cards, direct deposit, night depositories, personalized checks, and merchant bank card processing. Heritage Bank’s services also include cashier’s checks, travelers’ checks, domestic wire transfers, account research, stop payments, and telephone and internet-based transfers between accounts.

Heritage Summary Financial Information

The following selected financial information at and for the fiscal years ended December 31, 2018, 2017 and 2016, at March 31, 2019 and at and for the three months ended March 31, 2019 and 2018 is derived from financial statements of Heritage. Historical data as of March 31, 2019 and for the three months ended March 31, 2019 and 2018 are based upon unaudited financial statements and include, in the opinion of Heritage management, all normal recurring adjustments considered necessary to present fairly the results of operations and financial condition of Heritage.

Heritage

Balance Sheet

$000’s

	March 31, 2019	Year Ended December 31,
		2018	2017	2016
Cash and Due from Banks	113,435	93,309	137,890	91,296
Federal Funds Sold	87	33	2,066	843
Investment Securities (1)	114,707	117,966	117,512	109,709
Gross Loans	589,458	599,268	546,938	516,904
Allowance for Loan Loss	(7,499)	(7,495)	(8,014)	(8,694)
Net Loans	581,958	588,129	535,747	505,630
Premises & Fixed Assets	9,697	9,691	10,202	10,643
Other Assets	20,885	20,824	19,851	21,274
Total Assets	840,769	829,951	823,268	739,395
Deposits	722,955	719,158	728,619	652,380
Trust Preferred Securities	5,155	5,155	5,155	5,155
Other Liabilities	6,280	5,128	4,647	4,398
Total Liabilities	734,390	729,441	738,421	661,933
Equity	106,379	100,510	84,847	77,462
Total Liabilities and Shareholders’ Equity	840,769	829,951	823,268	739,395

(1)	Includes investments in restricted stock.

Heritage

Income Statement

$000’s

	March 31,		Year Ended December 31,
	2019	2018	2018	2017	2016
Interest Income	9,637	8,361	35,883	31,906	28,557
Interest Expense	730	539	2,284	1,329	1,147
Net Interest Income	8,907	7,822	33,599	30,577	27,410
Loan Loss Provision	—	—	(750)	(575)	(171)
Non-interest Income	572	622	2,782	2,731	3,227
Non-interest Expense	3,461	3,430	13,903	13,318	13,043
Pre-Tax Income	6,018	5,014	23,228	20,565	17,765
Taxes	1,211	784	4,617	8,534	5,731
Net Income	4,807	4,230	18,611	12,031	12,034

Competition

Heritage experiences competition in both lending and attracting funds from other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, pension trusts, mutual funds, insurance companies, mortgage bankers and brokers, brokerage and investment banking firms, asset-based non-bank lenders, government agencies and certain other non-financial institutions, including retail stores, which may offer more favorable financing alternatives than Heritage.

Heritage also competes with companies located outside of its primary market that provide financial services to persons within its primary market. Some of Heritage’s current and potential competitors have larger customer bases, greater brand recognition, and significantly greater financial, marketing and other resources than Heritage and some of them are not subject to the same degree of regulation as Heritage.

Employees

As of March 31, 2019, Heritage had 65 full-time and 17 part-time employees. Heritage believes that it has a good working relationship with its employees and the employees are not represented by a collective bargaining agreement.

Properties

Heritage’s principal office is located in Reno, Nevada. In addition to its principal office, Heritage operates, through Heritage Bank, branch offices in Reno (four branches), Carson City, Sparks and Gardnerville, Nevada. All properties and buildings are owned, except the Damonte branch in Reno and the Carson City branch, which are leased.

Legal Proceedings

From time to time, litigation arises in the normal conduct of Heritage’s business. Heritage, however, is not currently involved in any litigation that management of Heritage believes, either individually or in the aggregate, could reasonably be expected to have a material adverse effect on its business, financial condition or results of operations.

Share Ownership of Principal Shareholders, Management and Directors of Heritage

The following table shows, as of May 24, 2019, the beneficial ownership of Heritage common stock by (i) each person known by Heritage to be the beneficial owner of more than 5% of Heritage’s outstanding common stock, (ii) each of Heritage’s directors and executive officers; and (iii) all of Heritage’s directors and officers as a group. Except as otherwise noted in the footnotes to the table, each individual has sole investment and voting power with respect to the shares of common stock set forth.

Name	Shares Beneficially Owned(1)		Percentage of Class
Directors and Executive Officers
Neva Benton	221,032	(2)	16.17%
Robert A. Cashell, Jr.	75,459	(3)	5.52
John Cowee	55,200		4.04
Russell H. Ernst	29,042	(4)	2.12
Ruth Ann Kelly	17,464	(5)	1.28
Hawley MacLean	64,938	(6)	4.75
Thomas A. McKennie	60,428		4.42
Connie J. Raszler	56,712	(7)	4.15
Walter A. Roskoski, Jr.	28,548	(8)	2.09
Stanley Wilmoth	84,100	(9)	6.15
Thomas Traficanti	15,100	(10)	1.10
Lisa Milke	10,400	(11)	*
Steven Carrick	21,050	(12)	1.54
Sheryl Malick	4,000	(13)	*
Denise Kline	7,525	(14)	*
Robin Page	4,750	(15)	*
All Directors and Officers as a group	755,748		55.28
5% Owners
Richard Schield	88,080	(16)	6.44

*	Represents beneficial ownership of less than 1% of the outstanding stock.

1.	Includes shares beneficially owned (including vested options) as of April 19, 2019.
2.	Includes 92,000 shares held by Ms. Benton’s son that Ms. Benton has the right to vote.
3.	Includes 48,959 shares held in a trust and 10,000 shares held in a trust for Mr. Cashell’s children that Mr. Cashell has the right to vote.
4.	Includes 2,192 shares in an Individual Retirement Account and 17,850 shares held by Mr. Ernst’s children that Mr. Ernst has the right to vote.
5.	Includes 16,664 shares held in trusts over which Ms. Kelly has the voting authority and 800 shares held by Ms. Kelly’s grandson that Ms. Kelly has the right to vote.
6.	Includes 40 shares held by Mr. MacLean’s children that Mr. MacLean has the right to vote and 55,898 shares held in various trusts which Mr. MacLean has voting authority.

7.	Includes 800 shares held jointly with spouse, 10,222 shares held by Ms. Raszler’s spouse and 36,690 shares held in a trust for which Ms. Raszler has voting authority.
8.

Includes 9,000 shares held directly, 5,995 shares held in Mr. Roskoski’s Individual Retirement Account, 1,740 shares held by Mr. Roskoski’s spouse and 11,813 shares held in a trust for which Mr. Roskoski has voting authority.

9.

Includes 18,700 shares held in an Individual Retirement Account, 2,950 shares held by Mr. Wilmoth’s spouse, 3,350 shares held jointly with Mr. Wilmoth’s spouse, 27,500 shares held in a trust for which Mr. Wilmoth has voting authority and 2,500 shares held by Mr. Wilmoth’s grandchildren for which Mr. Wilmoth retains voting rights.

10.	Includes 2,000 shares held jointly with Mr. Traficanti’s spouse.
11.	Includes 8,600 shares held in a trust for which Ms. Milke has voting authority.
12.	Includes 12,550 shares held in a trust for which Mr. Carrick has voting authority.
13.	All shares are held in a trust for which Ms. Malick has voting authority.
14.	Includes 5,525 shares held jointly with spouse.
15.	All shares are held jointly with spouse.
16.	Includes 79,080 shares held in a trust for which Mr. Schield has voting authority and 1,500 shares held by Mr. Schield’s grandchildren for which Mr. Schield’s retains voting rights.

DESCRIPTION OF GLACIER’S CAPITAL STOCK

Glacier’s authorized capital stock consists of 117,187,500 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. As of the date of this proxy statement/prospectus, Glacier had no shares of preferred stock issued. The Glacier board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the Glacier board of directors may determine.

Glacier common stock is listed for trading on The NASDAQ Global Select Market under the symbol “GBCI.”

Glacier’s shareholders do not have preemptive rights to subscribe to any additional securities that may be issued. Each share of Glacier common stock has the same relative rights and is identical in all respects to every other share of Glacier common stock. If Glacier is liquidated, the holders of Glacier common stock are entitled to share, on a pro rata basis, Glacier’s remaining assets after provision for liabilities.

For additional information concerning Glacier’s capital stock, see “Comparison of Certain Rights of Holders of Glacier and Heritage Common Stock” below.

COMPARISON OF CERTAIN RIGHTS OF HOLDERS OF

GLACIER AND HERITAGE COMMON STOCK

Montana law, Glacier’s articles and Glacier’s bylaws govern the rights of Glacier’s shareholders and will govern the rights of Heritage’s shareholders, who will become shareholders of Glacier as a result of the merger. The rights of Heritage’s shareholders are currently governed by Nevada law, Heritage’s articles and Heritage’s bylaws. The following is a brief summary of certain differences between the rights of Glacier and Heritage shareholders. This summary is not intended to provide a comprehensive discussion of each company’s governing documents. This summary is qualified by the documents referenced and the laws of Montana and Nevada. See also “Where You Can Find More Information.”

General

Under Glacier’s articles, Glacier’s authorized capital stock consists of 117,187,500 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share.

Under Heritage’s articles, Heritage’s authorized capital stock consists of 5,000,000 shares of common stock, $0.01 par value per share, and 500,000 shares of non-voting preferred stock, $0.01 par value per share.

Common Stock

As of March 31, 2019, there were 84,588,199 shares of Glacier common stock issued and outstanding, in addition to 180,291 shares of unvested restricted stock awards and 26,167 outstanding stock options under Glacier’s employee and director equity compensation plans.

As of March 31, 2019, there were 1,194,677 shares of Heritage common stock issued and outstanding and 228,342 outstanding stock options.

Preferred Stock

As of the date of this proxy statement/prospectus, Glacier had no shares of preferred stock issued. The Glacier board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the Glacier board of directors may determine.

As of the date of this proxy statement/prospectus, Heritage had no shares of preferred stock issued. The Heritage board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the Heritage board of directors may determine.

Dividend Rights

Dividends may be paid on Glacier common stock as and when declared by the Glacier board of directors out of funds legally available for the payment of dividends. The Glacier board of directors may issue preferred stock that is entitled to such dividend rights as the board of directors may determine, including priority over the common stock in the payment of dividends.

The ability of Glacier to pay dividends depends on the amount of dividends paid to it by its subsidiaries. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. State laws also limit a bank’s ability to pay dividends. Accordingly, the dividend restrictions imposed on the subsidiaries by statute or regulation effectively may limit the amount of dividends Glacier can pay.

The ability of Heritage to pay dividends to its shareholders, and the ability of Heritage Bank to pay dividends to Heritage, is limited under state and federal laws applicable to banks and bank holding companies.

Voting Rights

All voting rights are currently vested in the holders of Glacier common stock and Heritage common stock, with each share being entitled to one vote.

Glacier has issued shares of restricted stock pursuant to its equity compensation plans, which do not have voting rights prior to vesting.

Glacier’s articles provide that shareholders do not have cumulative voting rights in the election of directors.

Heritage’s articles do not provide shareholders with cumulative voting rights in the election of directors.

Required Vote for Authorization of Certain Actions

In accordance with the MBCA, a two-thirds vote is generally required for approval of mergers or share exchanges, expect as otherwise provided in Glacier’s articles of incorporation (see “Potential ‘Anti-Takeover’ Provisions,” below).

Under Nevada law, a plan of merger, conversion or share exchange generally must be approved by a majority of the voting power of a company’s shareholders, unless a greater vote is otherwise required by Nevada law or a company’s articles of incorporation (see “Potential ‘Anti-Takeover’ Provisions,” below). Heritage’s articles have no higher vote requirement for the approval of a plan of merger, conversion or share exchange.

Board Vacancies

Glacier’s articles of incorporation state that any vacancy occurring in the board of directors, including any vacancy created by reason of an increase in the number of directors, may be filled by a majority vote of the directors then in office, whether or not a quorum is present, or by a sole remaining director, and any director so chosen will hold office until the next annual meeting of shareholders and until such director’s successor shall have been elected and qualified.

Heritage’s bylaws state that any vacancy occurring in the board of directors may be filled by the affirmative vote of the majority of the remaining directors, though less than a quorum. A director elected to fill a vacancy will be elected for the unexpired term of the predecessor in office.

Removal of Directors

Glacier’s articles of incorporation state that a director may be removed from office only for cause at a duly constituted meeting of shareholders called expressly for such purpose.

Heritage’s bylaws state that a director may be removed from office at any time by the vote or written consent of stockholders representing not let than two-thirds of the issued and outstanding stock entitled to vote.

Preemptive Rights

Neither Glacier’s nor Heritage’s shareholders have preemptive rights to subscribe to any additional securities that may be issued.

Liquidation Rights

If Glacier is liquidated, the holders of Glacier common stock are entitled to share, on a pro rata basis, Glacier’s remaining assets after provision for liabilities. The Glacier board of directors is authorized to determine the liquidation rights of any preferred stock that may be issued.

If Heritage is liquidated, the holders of Heritage common stock are entitled to share, on a pro rata basis, Heritage’s remaining assets after provision for liabilities.

Assessments

All outstanding shares of Glacier common stock are, and the shares to be issued in the merger will be, fully paid and nonassessable. All outstanding shares of Heritage common stock are fully paid and nonassessable.

Amendment of Articles and Bylaws

The Montana Business Corporation Act (“MBCA”) authorizes a corporation’s board of directors to make various changes of an administrative nature to its articles of incorporation. Other amendments to a corporation’s articles of incorporation must be recommended to the shareholders by the board of directors, unless the board determines that because of a conflict of interest or other special circumstances it should make no recommendation, and must be approved by a majority of all votes entitled to be cast by each voting group that has a right to vote on the amendment.

The Glacier board of directors may, by a majority vote, amend Glacier’s bylaws. Glacier’s bylaws also may be amended by the holders of a majority of votes cast at an annual or special meeting of shareholders.

Under Nevada law, a proposed amendment to a corporation’s articles of incorporation requires a resolution adopted by the board of directors and the affirmative vote of the shareholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the articles of incorporation. Heritage’s articles do not provide for such greater proportion of voting power for any amendments thereto. Nevada law further provides that if any such amendment would alter or change any preference or other right given to any class or series of outstanding shares, in addition to the affirmative vote required, the vote of the holders of a majority of the voting power of each class or series, is required unless the articles of incorporation specifically deny the right to vote on such an amendment.

The Heritage board may alter, amend or repeal Heritage’s current bylaws or adopt new bylaws.

Glacier’s articles provide that the number of directors may not be less than 7 or more than 17. Glacier’s board currently consists of 10 members, all of whom serve annual terms.

Heritage’s bylaws provide that the number of directors may not be fewer than 5 nor more than 25. The Heritage board currently consists of 10 members.

Indemnification and Limitation of Liability

Under the MBCA, indemnification of directors and officers is authorized to cover judgments, amounts paid in settlement, and expenses arising out of actions where the director or officer acted in good faith and in or not opposed to the best interests of the corporation, and in criminal cases, where the director or officer had no reasonable cause to believe that his or her conduct was unlawful. Unless limited by the corporation’s articles of incorporation, Montana law requires indemnification if the director or officer is wholly successful on the merits of the action. Glacier’s bylaws provide that Glacier shall indemnify its directors and officers to the fullest extent not prohibited by law, including indemnification for payments in actions brought against a director or officer in the name of the corporation, commonly referred to as a derivative action.

Glacier’s articles provide that the personal liability of directors and officers for monetary damages shall be eliminated to the fullest extent permitted by the MBCA.

Heritage’s articles provide that to the extent a director, officer, employees or agent of Heritage has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in specified sections of Nevada law, or in defense of any claim, issue or matter therein, such person must be indemnified by Heritage against expenses actually and reasonably incurred by such person in connection with the defense. Heritage’s bylaws provide for mandatory indemnification of directors, officers, employees or agents to the extent permitted by applicable Nevada law.

Heritage’s articles provide that no director, officer or shareholder shall have any personal liability to Heritage or its shareholders for damages for breach of fiduciary duty except with respect to (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) distributions to Heritage shareholders in violation of applicable Nevada law.

Potential “Anti-Takeover” Provisions

Glacier’s articles contain a provision requiring that specified transactions with an “interested shareholder” be approved by 80% of the voting power of the then outstanding shares unless it is (i) approved by Glacier’s board of directors, or (ii) certain price and procedural requirements are satisfied. An “interested shareholder” is broadly defined to include the right, directly or indirectly, to acquire or to control the voting or disposition of 10% or more of Glacier’s voting stock.

In addition, the authorization of preferred stock, which is intended primarily as a financing tool and not as a defensive measure against takeovers, may potentially be used by management to make more difficult uninvited attempts to acquire control of Glacier (for example, by diluting the ownership interest of a substantial shareholder, increasing the amount of consideration necessary for such shareholder to obtain control, or selling authorized but unissued shares to friendly third parties).

The “supermajority” approval requirement for certain business transactions and the availability of Glacier’s preferred stock for issuance without shareholder approval, may have the effect of lengthening the time required for a person to acquire control of Glacier through a tender offer, proxy contest or otherwise, and may deter any potentially unfriendly offers or other efforts to obtain control of Glacier. This could deprive Glacier’s shareholders of opportunities to realize a premium for their Glacier common stock, even in circumstances where such action is favored by a majority of Glacier’s shareholders.

The Nevada Revised Statute has a “Combination with Interested Stockholders” section that is applicable to Nevada corporation unless they have “opted out.” It states that a Nevada corporation may not engage in any combination with an “interested stockholder” for a period of two years following the date that the stockholder became an “interested stockholder” unless (a) prior to the person becoming an “interested stockholder” the board approved either the proposed combination or the transaction which resulted in the stockholder becoming an “interested stockholder” or (b) the proposed combination is approved by the board and 60% of the voting power of the then outstanding shares not beneficially owned by the “interested stockholder.”

The “Combination with Interested Stockholders” section further provides that, after the two year period, a Nevada corporation may not engage in any combination with an “interested stockholder” unless (a) prior to the person becoming an “interested stockholder” the board approved either the proposed combination or the transaction which resulted in the stockholder becoming an “interested stockholder,” (b) the proposed combination is approved by the board and a majority of the voting power of the then outstanding shares not beneficially owned by the “interested stockholder” or (c) certain price and procedural requirements are satisfied.

Heritage’s has not opted out of the “Combination with Interested Stockholders” section of the Nevada Revised Statute.

CERTAIN LEGAL MATTERS

The validity of the Glacier common stock to be issued in the merger will be passed upon for Glacier by its special counsel, Moore, Cockrell, Goicoechea & Johnson, P.C., Kalispell, Montana.

EXPERTS

The consolidated financial statements of Glacier Bancorp, Inc. as of December 31, 2018 and 2017 and for each of the years in the three-year period ended December 31, 2018 have been incorporated by reference herein and in the registration statement in reliance upon the reports of BKD, LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Glacier

The SEC allows Glacier to “incorporate by reference” information into this proxy statement/prospectus, which means that Glacier can disclose important information to you by referring you to another document filed separately by Glacier with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by any information in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents set forth below that Glacier has previously filed with the SEC. These documents contain important information about Glacier and its finances:

•	Annual Report on Form 10-K for the year ended December 31, 2018;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2019;

•	Proxy Statement for Glacier’s 2019 Annual Meeting of Shareholders;

•	Current Reports on Form 8-K filed January 17, 2019, April 4, 2019, April 30, 2019, and May 1, 2019 (other than the portions of those documents not deemed to be filed); and

•

The description of Glacier’s common stock contained in the Current Report on Form 8-K filed with the SEC on October 31, 2012, and any amendments or reports filed for the purpose of updating such description.

In addition, Glacier is incorporating by reference additional documents that Glacier files with the SEC between the date of this proxy statement/prospectus and the date of the special meeting of Heritage, provided, however, that Glacier is not incorporating by reference any information furnished (but not filed), except as otherwise specified therein.

Glacier files annual, quarterly and special reports, proxy statements and other business and financial information with the SEC. You may obtain the information incorporated by reference and any other materials Glacier may file with the SEC without charge by following the instructions in the section entitled “References to Additional Information” in the forepart of this document.

Heritage

Heritage does not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”), is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, and accordingly does not file documents or reports with the SEC.

If you have questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus, would like copies of Heritage’s articles of incorporation or bylaws, or would like copies of Heritage’s historical consolidated financial statements or need help voting your shares, please contact:

Heritage Bancorp

2330 South Virginia Street

Reno, Nevada 89502

ATTN: Stanley Wilmoth, President and Chief Executive Officer

(775) 321-4110

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus in deciding how to vote on the merger. We have not authorized anyone to provide you with information other than what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated June 4, 2019. You should not assume that information contained in this proxy statement/prospectus is accurate as of any other date, and neither the mailing of this proxy statement/prospectus to Heritage shareholders nor the issuance of Glacier common stock in the merger will create any implication to the contrary.

Appendix A

PROJECT PLATINUM

PLAN AND AGREEMENT OF MERGER

AMONG

GLACIER BANCORP, INC.

GLACIER BANK

HERITAGE BANCORP AND

HERITAGE BANK OF NEVADA

DATED AS OF APRIL 3, 2019

A-i

(continued)

A-ii

List of Schedules and Exhibits

Schedule 3.1.3	Capital Stock—HB/the Bank; Subsidiaries

Schedule 3.1.4(b)	Reports

Schedule 3.1.4(h)	Investments

Schedule 3.1.5(a)	Properties—Owned Real Estate

Schedule 3.1.5(b)	Properties—Leased

Schedule 3.1.5(f)	Branches

Schedule 3.1.7(e)	Tax Returns Filed

Schedule 3.1.7(e)	IRC Section 280G

Schedule 3.1.7(q)	Tax Attributes

Schedule 3.1.9(a)	Material Contracts

Schedule 3.1.9(b)	Third-Party Consents or Notice Requirements

Schedule 3.1.14	Asset Classification

Schedule 3.1.15	Insurance Policies

Schedule 3.1.16	Employment Policies and Procedures

Schedule 3.1.17	Compensation Plans

Schedule 5.2.3(b)	Officers to Enter Into Employment Agreements

EXHIBITS:

Exhibit A	Director and Shareholder Parties to Recital E

Exhibit B	Form of Transaction-Related Expenses Exhibit

A-iii

PLAN AND AGREEMENT OF MERGER

AMONG

GLACIER BANCORP, INC., GLACIER BANK,

HERITAGE BANCORP AND HERITAGE BANK OF NEVADA

This Plan and Agreement of Merger (the “Agreement”), dated as of April 3, 2019, is made by and among GLACIER BANCORP, INC. (“GBCI”), GLACIER BANK, HERITAGE BANCORP (“HB”), and HERITAGE BANK OF NEVADA (the “Bank”).

PREAMBLE

The boards of directors of GBCI and HB believe that the proposed Merger (as defined below), to be accomplished in the manner set forth in this Agreement, is in the best interests of the respective corporations and their shareholders.

Capitalized terms used in this Agreement but not immediately defined are used with the meanings given under the heading “Definitions” below.

RECITALS

A. The Parties.

(1) GBCI is a corporation duly organized and validly existing under Montana law and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (“BHC Act”). GBCI’s principal office is located in Kalispell, Montana.

(2) Glacier Bank is a duly organized and validly existing Montana state-chartered bank and a wholly owned subsidiary of GBCI. Glacier Bank maintains its principal office in Kalispell, Montana, and currently operates 14 separately-branded banking divisions.

(3) HB is a corporation duly organized and validly existing under Nevada law and is a registered bank holding company under the BHC Act. HB’s principal office is located in Reno, Nevada.

(4) The Bank is a Nevada state-chartered bank, duly organized and validly existing under Nevada law and a wholly owned subsidiary of HB. The Bank’s principal office is located in Reno, Nevada. Including its principal office, the Bank maintains a total of seven offices in Nevada, including four in Reno and one each in Sparks, Carson City, and Gardnerville.

B. The Transactions. On the Effective Date, HB will merge with and into GBCI, with GBCI as the surviving entity (the “Merger”), and immediately thereafter, the Bank will merge with and into Glacier Bank, with Glacier Bank surviving as a wholly owned subsidiary of GBCI (the “Bank Merger,” and with the Merger, the “Transactions”). Following completion of the Transactions, the former branches of the Bank will operate under a newly-established division of Glacier Bank to be known as “Heritage Bank of Nevada, a division of Glacier Bank.”

C. Board Approvals. The respective boards of directors of GBCI, Glacier Bank, HB, and the Bank have approved this Agreement and authorized its execution and delivery, and the board of directors of HB has directed that this Agreement be submitted to HB’s shareholders for approval and unanimously approved and recommended that HB shareholders vote in favor of approval of this Agreement and the Merger.

D. Other Conditions. The Transactions are subject to: (1) Satisfaction of the conditions described in this Agreement; (2) Approval of this Agreement and/or the Merger by HB’s shareholders; and (3) Approval of or acquiescence in, as appropriate, the Transactions by the FDIC, the Federal Reserve, the Montana Commissioner, the Nevada Financial Institutions Division, and any other agencies having jurisdiction over the Transactions.

E. Director and Voting Agreements. In connection with the parties’ execution of this Agreement, (1) the directors and executive officers of HB, and holders of 5% or more of the outstanding shares of HB Stock, identified on Exhibit A have entered into agreements pursuant to which, among other things, such persons agreed to vote all HB Stock beneficially owned by such persons in favor of approving this Agreement and the actions contemplated by this Agreement, and (2) the directors of HB and the Bank have entered into agreements pursuant to which, among other things, such directors agreed, following the Closing of the Merger, to refrain from competing with GBCI and/or Glacier Bank or soliciting its customers or employees for a period of time specified in such agreements.

F. Employment Agreements. In connection with the parties’ execution of this Agreement, the persons listed on Schedule 5.2.3(b) shall have entered into employment agreements with Glacier Bank with an employment term to begin as of the Effective Date, and such agreements shall be in full force and effect as of the Effective Date.

G. Intention of the Parties—Tax Treatment. The parties intend that the Merger shall qualify, for federal income tax purposes, as a reorganization under IRC Section 368(a), and that this Agreement shall constitute a “plan of reorganization” for purposes of IRC Section 368.

AGREEMENT

In consideration of the mutual agreements set forth in this Agreement, GBCI, Glacier Bank, HB and the Bank agree as follows:

DEFINITIONS

The following capitalized terms used in this Agreement will have the following meanings:

“Acquisition Event” means any of the following: (a) a merger, consolidation, share exchange, or similar transaction involving HB, the Bank, or any successor, (b) a purchase or other acquisition in one or a series of related transactions of assets of HB or any HB Subsidiaries representing 25 percent or more of the consolidated assets of HB and its Subsidiaries, or 25 percent or more of any class of equity or voting securities of HB or any HB Subsidiaries whose assets constitute 25 percent or more of the consolidated assets of HB and its Subsidiaries, or (c) a purchase or other acquisition (including by way of tender offer, exchange offer, or any similar transaction) that if consummated, would result in an acquisition in one or a series of related transactions of beneficial ownership of securities representing 50 percent or more of the voting power of HB or its Subsidiaries, in each case with or by a Person or entity other than GBCI or one of its Subsidiaries.

“Acquisition Proposal” has the meaning assigned to such term in Section 4.1.10.

“Agreement” means this Plan and Agreement of Merger.

“ALLL” means allowance for possible loan and lease losses.

“Anticipated Closing Date” has the meaning set forth in Section 4.12.

“Appraisal Laws” means Sections 92A.300 through 92A.500 of the NBCA, as such sections may be applicable to a merger in which the corporation to be merged out of existence is organized under the laws of the State of Nevada.

“Asset Classification” has the meaning assigned to such term in Section 3.1.14(a).

“Bank” has the meaning assigned to it in the first paragraph, as supplemented by the first sentence of Recital A(4).

“Bank Financial Statements” means the Bank’s unaudited balance sheets as of December 31, 2016, 2017, and 2018, and the related statements of income, cash flows and changes in shareholder’s equity for each of the years then ended, together with the Subsequent Bank Financial Statements.

“Bank Merger” has the meaning assigned to such term in Recital B.

“Bank Merger Agreement” means the bank merger agreement by and between Glacier Bank and the Bank to be entered into within a reasonable period following execution of this Agreement pursuant to which the Bank Merger will be effected.

“Base GBCI Stock Price” means $43.99, the price of GBCI Common Stock on December 12, 2018.

“BHC Act” has the meaning assigned to such term in Recital A(1).

“Break-Up Fee” has the meaning assigned to such term in Section 7.5.

“Business Day” means any day other than a Saturday, Sunday, legal holiday or a day on which banking institutions located in the State of Montana are required by law to remain closed.

“Certificate” has the meaning assigned to such term in Section 1.6.1.

“Claim” has the meaning set forth in Section 8.5.

“Closing” means the closing of the Merger contemplated by this Agreement, as more fully specified in Section 2.2.

“Closing Capital Differential” means the positive or negative differential between the HB Closing Capital and the Closing Capital Requirement.

“Closing Capital Requirement” means $99,117,206, plus the amount of HB Closing Capital attributable to the exercise of HB Options after December 31, 2018, if any.

“Compensation Plans” has the meaning assigned to such term in Section 3.1.17(c).

“Converted Option” has the meaning assigned to such term in Section 1.4.1.

“Daily Closing Price” for any Trading Day means the daily closing price per share of GBCI Common Stock on the NASDAQ Global Select Market, as reported on the website www.nasdaq.com.

“Determination Date” means the tenth day immediately preceding the Effective Date.

“Disclosure Schedule” has the meaning assigned to such term in Section 3.1.

“Dissenting Shares” means the shares of HB Stock held by those shareholders who have properly exercised their dissenters’ rights in accordance with the Appraisal Laws.

“Effective Date” means the date on which the Effective Time occurs.

“Effective Time” means the time the Merger becomes effective under the MBCA and NBCA.

“Employees” has the meaning assigned to such term in Section 3.1.17(b).

“Environmental Laws” has the meaning assigned to such term in Section 3.1.6(a)(ii).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder.

“ERISA Affiliate” means, with respect to any Person, any other entity that is considered one employer with such Person under Section 4001 of ERISA or IRC Section 414.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exchange Agent” means American Stock Transfer & Trust Company, LLC.

“Exchange Fund” has the meaning assigned to such term in Section 1.5.

“Exchange Ratio” has the meaning assigned to such term in Section 1.4.1.

“Execution Date” means the date of this Agreement.

“Executive Officers” means, (a) with respect to GBCI and/or Glacier Bank Randall M. Chesler, Ronald J. Copher, and Donald J. Chery, and (b) with respect to HB and/or the Bank, Stanley Wilmoth, Thomas Traficanti, Lisa Milke, and Sheryl Malick.

“Fairness Opinion” has the meaning assigned to such term in Section 3.1.19.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“Final Transaction Related Expenses” has the meaning assigned to such term in Section 4.13.

“GAAP” means United States generally accepted accounting principles.

“GBCI” has the meaning assigned to it in the first paragraph, as supplemented by the first sentence of Recital A(1).

“GBCI 401(k) Plan” means the Glacier Bancorp, Inc., Profit Sharing and 401(k) Plan, as amended.

“GBCI Average Closing Price” means the average Daily Closing Price of GBCI Common Stock for the 20 Trading Days immediately preceding the Determination Date.

“GBCI Common Stock” means the shares of GBCI common stock, $0.01 par value per share, issued and outstanding from time to time.

“GBCI Contracts” has the meaning assigned to such term in Section 3.2.2.

“GBCI Financial Statements” means GBCI’s audited consolidated balance sheets as of December 31, 2016, 2017, and 2018, and the related audited consolidated statements of income, cash flows, and changes in shareholders’ equity for each of the years then ended.

“GBCI Preferred Stock” means the shares of GBCI preferred stock, $0.01 par value per share.

“GBCI Regulatory Reports” has the meaning assigned to such term in Section 3.2.4(a).

“GBCI SEC Reports” has the meaning assigned to such term in Section 3.2.4(b).

“GBCI Shares” means the shares of GBCI Common Stock to be issued to the holders of HB Stock as the Total Stock Consideration.

“Governmental Authority” means any federal, state, local or non-U.S. government or subdivision thereof or any other governmental, administrative, judicial, taxing, arbitral, legislative, executive, regulatory or self-regulatory authority, instrumentality, agency, commission or body.

“Hazardous Substances” has the meaning assigned to such term in Section 3.1.6(a)(iii).

“HB” has the meaning assigned to it in the first paragraph, as supplemented by the first sentence of Recital A(3).

“HB 401(k) Plan” means the Heritage Bank of Nevada 401(k) Profit Sharing Plan.

“HB Capital” means HB’s capital stock, surplus and retained earnings determined in accordance with GAAP on a consolidated basis, net of goodwill and other intangible assets, calculated in the same manner in which HB’s consolidated tangible equity capital at December 31, 2018, was calculated, after giving effect to adjustments, calculated in accordance with GAAP, for accumulated other comprehensive income or loss as reported on HB’s or the Bank’s balance sheet and after taking into account any additional adjustments as agreed. For purposes of determining HB Closing Capital, purchase accounting adjustments and the Final Transaction Related Expenses of up to the Maximum Transaction Expense Amount will not be taken into account. To the extent Final Transaction Related Expenses exceed the Maximum Transaction Expense Amount, the difference, on an after-tax basis (applying an effective tax rate of 21.0 percent to the extent a particular item is deductible under applicable Tax laws), will be treated as a reduction of HB Capital for purposes of determining HB Closing Capital (regardless of whether such amounts are required to be expensed in accordance with GAAP). If Final Transaction Related Expenses are less than the Maximum Transaction Expense Amount, the difference, on an after-tax basis (applying an effective tax rate of 21.0 percent to the extent a particular item is deductible under applicable Tax laws), will be treated as an increase in HB Capital for such purpose.

“HB Closing Capital” has the meaning assigned to such term in Section 4.12.

“HB Financial Statements” means HB’s audited consolidated balance sheets as of December 31, 2016, 2017 and 2018, and the related statements of income, cash flows and changes in shareholders’ equity for each of the years then ended.

“HB Meeting” has the meaning assigned in Section 4.2.2.

“HB Options” has the meaning assigned in Section 3.1.3(d).

“HB Reports” has the meaning assigned to such term in Section 3.1.4(c).

“HB Right of First Refusal Agreement” means the Heritage Bancorp Right of First Refusal and Restriction on Transfer of Shares Agreement, made and entered into as of December 9, 2013, by and among HB and the directors and a significant shareholder of HB.

“HB Securities” has the meaning assigned in Section 3.1.3(d).

“HB Stock” means the shares of HB common stock, $.01 par value per share, issued and outstanding from time to time.

“HB Stock Plan” means the Heritage Bank 2010 Stock Compensation Plan and the Heritage Bank of Nevada 1999 Stock Option Plan.

“HB Subsidiaries” has the meaning assigned in Section 3.1.3(c).

“HB Subsidiary Securities” has the meaning assigned in Section 3.1.3(d).

“HB Total Dividend Equivalent Amount” means an amount of cash determined by multiplying (a) the Per Share Dividend Equivalent by (b) the number of Net Option Shares outstanding at the Effective Time.

“HB Trust Preferred Securities” means HB’s Floating Rate Junior Subordinated Deferrable Interest Debentures due 2034, as issued pursuant to Indenture, dated as of December 19, 2003, between HB and Wilmington Trust Company.

“Independent Accountants” has the meaning assigned to such term in Section 4.12.

“IRC” means the Internal Revenue Code of 1986, as amended.

“Knowledge” or any similar knowledge qualification in this Agreement has the following meanings: (a) HB will be deemed to have “Knowledge” of a particular fact or matter if any Executive Officer of HB or the Bank has actual knowledge of such fact or matter or if any such Person could reasonably be expected to discover or otherwise become aware of such fact or matter in the course of making a reasonable inquiry into such areas of HB’s and the Bank’s business that are under such individual’s general area of responsibility; and (b) GBCI will be deemed to have “Knowledge” of a particular fact or matter if any Executive Officer of GBCI has actual knowledge of such fact or matter or if any such Person could reasonably be expected to discover or otherwise become aware of such fact or matter in the course of making a reasonable inquiry into such areas of GBCI’s and Glacier Bank’s business that are under such individual’s general area of responsibility.

“Laws” has the meaning assigned to such term in Section 3.1.2.

“Lease” means all leases, subleases, licenses, concessions, and other agreements (written or oral) under which HB or any HB Subsidiary holds any Leased Real Estate, including the right to all security deposits and other amounts and instruments deposited by or on behalf of HB or any HB Subsidiary thereunder.

“Leased Real Estate” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures, or other interest in real property, including approved and unopened branch offices, off-premises ATM locations and other facilities, held by HB or any HB Subsidiary.

“Letter of Transmittal” has the meaning assigned to such term in Section 1.6.1.

“Liens” means, collectively, liens, pledges, security interests, claims, preemptive or subscriptive rights or other encumbrances or restrictions of any kind.

“Material Adverse Effect” with respect to a Person means an effect that: (a) is materially adverse to the business, financial condition, results of operations or prospects of the Person and its Subsidiaries taken as a whole; or (b) materially and adversely affects the ability of the Person to consummate the Merger on or by the Termination Date or to perform its material obligations under this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of any (i) changes in banking and similar laws, rules or regulations of general applicability or interpretations thereof by Governmental Authorities or other changes affecting depository institutions generally, including changes to GAAP or regulatory accounting requirements, that do not have a materially more adverse effect on such party than that experienced by similarly situated financial services companies, including changes in general economic conditions and changes in prevailing interest and deposit rates that do not have a materially more adverse effect on such party than that experienced by similarly situated financial services companies; (ii) acts of terrorism or war or natural disaster; (iii) any modifications or changes to valuation policies and practices in connection with the Transactions or restructuring charges taken in connection with the Transactions, in each case in accordance with GAAP; (iv) any modifications or changes made by HB to its or the Bank’s general business practices or policies at the request of GBCI; (v) the impact of the public announcement or completion of the Transactions on relationships with customers and employees; (vi) any failure, in and of itself, to meet internal projections or forecasts (except that the facts or circumstances giving rise or contributing to such failure may nonetheless constitute, or be taken into account in determining whether there has been, a Material Adverse Effect); or (vii) actions or omissions of a party taken with the prior consent of the other, or which have been waived in writing by the other party, or in contemplation of the Transactions as required or permitted hereunder, or as required under any regulatory approval received in connection with the Transactions.

“Material Contract” has the meaning assigned to such term in Section 3.1.9(a).

“Maximum Transaction Expense Amount” means $10,600,000 (without regard to Taxes or Tax benefits).

“MBCA” means the Montana Business Corporations Act, as amended.

“Merger” has the meaning assigned to such term in Recital B.

“Merger Consideration” means the consideration per share payable under this Agreement as contemplated by Section 1.2.2.

“Montana Commissioner” means the Commissioner of the Montana Division of Banking and Financial Institutions.

“NBCA” means the Nevada Business Corporations Act, as amended.

“Net Option Share” has the meaning assigned to such term in Section 1.4.2.

“Objection Notice” has the meaning assigned to such term in Section 4.1.11.

“Option Exercise Notice Deadline” has the meaning assigned to such term in Section 1.4.1.

“Outside Date” has the meaning assigned to such term in Section 7.1.

“Owned Real Estate” means all land, together with all buildings, structures, fixtures, and improvements located thereon and all easements, rights of way, and appurtenances relating thereto, including approved and unopened branch offices, off-premises ATM locations and other facilities, owned by HB or any HB Subsidiary other than “other real estate owned” (as defined by the FDIC).

“Pension Plan” has the meaning assigned to such term in Section 3.1.17(c).

“Per Share Cash Consideration” means $12.00 per share, which is subject to adjustment pursuant to Section 7.3.2, further decreased in the event the Closing Capital Differential is a negative number by an amount per share determined by dividing (a) the Closing Capital Differential by (b) the sum of (i) the number of shares of HB Stock outstanding at the Effective Time and (ii) the number of Net Option Shares outstanding at the Effective Time.

“Per Share Dividend Equivalent” means a cash amount equal to the Per Share Pre-Closing Dividend to be payable only on Net Option Shares.

“Per Share Pre-Closing Dividend” means a dividend in an amount per share equal to the quotient, rounded down to the nearest whole cent, obtained by dividing (a) any positive balance in the Closing Capital Differential by (b) the sum of (i) the number of shares of HB Stock outstanding at the Effective Time and (ii) the number of Net Option Shares outstanding at the Effective Time.

“Per Share Stock Consideration” means 4.00 shares of GBCI Common Stock, which is subject to adjustment pursuant to Sections 7.2.2 and 7.3.2. Further, if GBCI declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares, or similar transaction between the Execution Date and the Effective Date, the Per Share Stock Consideration will be adjusted accordingly.

“Per Share Stock Consideration Value” means the product obtained by multiplying (a) the Per Share Stock Consideration by (b) the GBCI Average Closing Price.

“Permitted Exceptions” has the meaning assigned to such term in Section 4.1.11.

“Person” includes an individual, corporation, partnership, association, limited liability company, bank, trust or unincorporated organization.

“Plan” has the meaning assigned to such term in Section 3.1.17(a).

“Post-Signing Return” has the meaning assigned to such term in Section 4.11.2.

“Properties,” with respect to any party to this Agreement, means properties or other assets owned or leased by such party or any of its Subsidiaries, whether tangible or intangible.

“Proposed Dissenting Shares” means those shares of HB Stock as to which shareholders have properly given notice of their intent to assert appraisal rights pursuant to Appraisal Laws.

“Prospectus/Proxy Statement” has the meaning assigned to such term in Section 4.2.1(a).

“Real Property” has the meaning assigned to such term in Section 3.1.5(c).

“Registration Statement” has the meaning assigned to such term in Section 4.2.1(a).

“Requisite Regulatory Approvals” has the meaning assigned to such term in Section 4.3.

“Response Notice” has the meaning assigned to such term in Section 4.1.11.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Securities Laws” has the meaning assigned to such term in Section 3.1.4(b).

“Subject Property” has the meaning assigned to such term in Section 3.1.6(a)(i).

“Subsequent Bank Financial Statements” means the Bank’s unaudited balance sheets and related unaudited statements of income and changes in shareholder’s equity for each month after the Execution Date and before Closing or the Termination Date, as the case may be, prepared in accordance with Section 4.1.8.

“Subsequent HB Financial Statements” means HB’s unaudited consolidated and parent-only balance sheets and related unaudited consolidated statements of income and changes in shareholders’ equity for each month after the Execution Date and before Closing or the Termination Date, as the case may be, prepared in accordance with Section 4.1.8.

“Subsidiary” with respect to any party to this Agreement means any Person in which such party, directly or indirectly, (a) owns or controls at least a majority of the outstanding capital stock or voting power of its outstanding securities or (b) has the power to appoint a general partner, manager or managing member or others performing similar functions.

“Superior Proposal” means, with respect to HB and/or the Bank, any Acquisition Proposal that the Board of Directors of HB in good faith concludes (after consultation with its financial advisors and outside counsel, and after taking into account, among other things, the terms and conditions of this Agreement (as it may be proposed to be amended by GBCI) and all legal, financial, regulatory, and other aspects of the proposal and the Person making the proposal), (a) would, if consummated, result in a transaction that is more favorable to HB shareholders (in their capacities as shareholders), from a financial point of view, than the transactions contemplated by this Agreement (as it may be proposed to be amended by GBCI), and (b) is reasonably probable of being completed.

“Takeover Laws” and “Takeover Provisions” each has the meaning assigned to such terms in Section 3.1.18(b).

“Taxes” means all federal, state, local, non-U.S. and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments, or charges imposed by a Governmental Authority in the nature of a tax of any kind whatsoever, together with any interest, additions, or penalties with respect thereto and any interest in respect of such additions or penalties.

“Tax Returns” means any return, declaration, report, claim for refund, information return or statement or other document required to be filed with or provided to any taxing authority in respect of Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Date” means the date on which termination of this Agreement takes place under Article 7, if any.

“Third-Party Consents” has the meaning assigned to such term in Section 3.1.9(b).

“Third-Party Notices” has the meaning assigned to such term in Section 3.1.9(b).

“Title Companies” has the meaning assigned to such term in Section 4.1.11.

“Total Consideration Value Per Share” shall mean the sum of (a) the Per Share Stock Consideration Value and (b) the Per Share Cash Consideration.

“Total Stock Consideration” means the number of shares of GBCI Common Stock determined by multiplying (a) the Per Share Stock Consideration by (b) the number of shares of HB Stock outstanding at the Effective Time.

“Trading Day” means a day on which GBCI Common Stock is traded on the NASDAQ Global Select Market.

“Transactions” has the meaning assigned to such term in Recital B.

“Transaction Related Expenses” means all payments and obligations of HB or the Bank related to the Transactions, including without limitation as more fully described on Exhibit B hereto.

“Treasury Regulations” means any Treasury Regulations (including temporary regulations) promulgated by the United States Department of the Treasury with respect to the IRC, as amended.

ARTICLE 1

TERMS OF TRANSACTION

1.1 Effect of Merger. Upon Closing of the Merger, pursuant to the provisions of the MBCA and NBCA, HB will merge with and into GBCI with GBCI as the surviving corporation under the MBCA, and in connection therewith, all shares of HB Stock issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of any holder of shares of HB Stock, be (a) with respect to shares of HB Stock not constituting Proposed Dissenting Shares, converted into the right to receive in the aggregate the Merger Consideration less that portion of the Merger Consideration that is attributable to any Proposed Dissenting Shares, and (b) with respect to any Proposed Dissenting Shares, entitled to the rights provided by the NBCA. Immediately following the Merger, pursuant to the Bank Merger Agreement, the Bank will be merged with and into Glacier Bank, with Glacier Bank as the resulting bank.

1.2 Merger Consideration. Subject to the provisions of this Agreement, including Section 1.3 as of the Effective Date:

1.2.1 Outstanding GBCI Common Stock. The shares of GBCI Common Stock issued and outstanding immediately prior to the Effective Time will remain as issued and outstanding.

1.2.2 Outstanding HB Stock. Each share of HB Stock issued and outstanding as of the Effective Time, excluding Proposed Dissenting Shares, will be converted into and represent the right to receive from GBCI a unit consisting of (a) the Per Share Cash Consideration and (b) the Per Share Stock Consideration.

1.3 No Fractional Shares. No fractional shares of GBCI Common Stock will be issued in the Merger. In lieu of fractional shares, if any, each holder of HB Stock who is otherwise entitled to receive a fractional share of GBCI Common Stock after adding together all shares of GBCI Common Stock received by such holder in the Merger will receive an amount of cash equal to the product of such fractional share multiplied by the GBCI Average Closing Price. Such fractional share interests will not include the right to vote or receive dividends or any interest on dividends.

1.4 HB Stock Options.

1.4.1 Outstanding HB Options. The HB Options have been duly granted and remain outstanding pursuant to the HB Stock Plan. If any holder of an HB Option provides a notice of exercise of such HB Option on or before the 15th calendar day prior to the Effective Date (such date, the “Option Exercise Notice Deadline”), HB shall issue shares of HB Stock upon such exercise in accordance with the terms of the HB Options, including receipt of payment therefor, and such shares of HB Stock shall be converted into the right to receive the Merger Consideration at the Effective Time. Each notice of exercise of an HB Option may be contingent on the parties proceeding to the Closing, but no exercise of HB Options shall be permitted if an option holder fails to provide notice of exercise by the Option Exercise Notice Deadline. With respect to HB Options that remain outstanding and unexercised at the Effective Time, such HB Options, whether vested or unvested, at the Effective Time, and without any action on the part of any holder thereof, will be assumed by GBCI and will be automatically converted into a fully vested option (a “Converted Option”) to purchase GBCI Common Stock on the same terms and conditions as are in effect with respect to the HB Option immediately prior to the Effective Time, except that (a) each such Converted Option will be fully vested and exercisable immediately following the Effective Time, (b) each such Converted Option may be exercised solely for shares of GBCI Common Stock, (c) the number of shares of GBCI Common Stock subject to such Converted Option will be equal to the number of shares of HB Stock subject to the HB Option immediately prior to the Effective Time, multiplied by the Exchange Ratio (as defined below) and rounded down to the nearest whole share of GBCI Common Stock, and (d) the per-share exercise price for each such Converted Option will be adjusted by dividing the per-share exercise price of the HB Option by the Exchange Ratio (rounded up to the nearest whole cent); provided, however, that in no case shall the conversion of an HB Option be performed in a manner that is not in compliance with the adjustment requirements of IRC Section 409A and, to the extent that the HB Option is an incentive stock option under IRC Section 422, the adjustment requirements of IRC Section 424(a). For purposes of this paragraph, the “Exchange Ratio” means the quotient obtained by dividing (i) the Total Consideration Value Per Share by (ii) the GBCI Average Closing Price, and rounding the quotient to the nearest thousandth. It is the intention of the parties that the HB Options to be assumed by GBCI qualify, to the maximum extent permissible following the Effective Time, as incentive stock options as defined in IRC Section 422 to the extent such options qualified as incentive stock options prior to the Effective Time. Consistent with the terms of the HB Stock Plan and the documents governing the outstanding HB Options under such plan, the Merger shall not terminate any of the HB Options assumed by GBCI.

1.4.2 Per Share Dividend Equivalent. In addition, with respect to HB Options that remain outstanding and unexercised at the Effective Time, the holders of such HB Options shall have the right to receive, in respect of each Net Option Share (as defined below) subject to such HB Option prior to the Effective Time, a cash payment in the amount of the Per Share Dividend Equivalent, if any, less any applicable withholding or other Taxes or other amounts required by applicable Law to be withheld. Any such payment may be made by HB concurrent with any closing dividend paid under Section 4.14.1 (but in any event shall be made by HB prior to the Effective Time). For purposes of this Agreement, “Net Option Share” means, with respect to an HB Option, the quotient obtained by dividing (y) the product obtained by multiplying (i) the excess, if any, of the Total Consideration Value Per Share over the exercise price per share of HB Stock subject to such HB Option immediately prior to the Effective Time by (ii) the number of shares of HB Stock subject to such HB Option immediately prior to the Effective Time by (z) the Total Consideration Value Per Share.

1.4.3 HB Stock Plan. GBCI shall, at the Effective Time, assume obligations of HB under the HB Stock Plan and award agreements pursuant to which the HB Options have been issued and shall take all corporate action necessary to reserve for issuance a sufficient number of shares of GBCI Common Stock for delivery upon exercise of all Converted Options. GBCI shall further cause the shares of GBCI Common Stock subject to the Converted Options to be registered on Form S-8 within a reasonable period following the Effective Date not to exceed 45 days. Prior to the Effective Time, the board of directors of HB will take all corporate actions, and adopt such resolutions as may be necessary or appropriate to effectuate the terms of this Section 1.4, or otherwise may be reasonably requested by GBCI in connection herewith.

1.5 Deposit of Cash and Shares. On or before the Effective Date, GBCI will deposit, or will cause to be deposited, with the Exchange Agent, for the benefit of the holders of HB Stock, for exchange in accordance with this Section 1.5 and Section 1.6, (a) evidence of shares in book entry form, representing the GBCI Shares for payment of the Per Share Stock Consideration in full; (b) cash in an amount necessary for payment of the Per Share Cash Consideration in full; and (c) the cash in lieu of fractional shares to be paid in accordance with Section 1.3, if any. Such cash and evidence of the GBCI Shares, together with any dividends or distributions with respect thereto, are referred to in this Agreement as the “Exchange Fund.”

1.6 Certificates.

1.6.1 Letter of Transmittal. GBCI will use its reasonable best efforts to cause the Exchange Agent, within five Business Days following the Effective Date, to mail to each holder of record of a certificate evidencing shares of HB Stock (a “Certificate”) a form letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon surrender of the Certificates in accordance with Section 1.6.2) advising such holder of the procedure for surrendering to the Exchange Agent the Certificates or other evidence of ownership in exchange for the consideration to which such holder may be entitled pursuant to this Agreement (“Letter of Transmittal”).

1.6.2 Surrender of Certificates. Subject to the application of the Appraisal Laws with respect to any Proposed Dissenting Shares, each Certificate will, from and after the Effective Date, be deemed for all corporate purposes to represent and evidence only the right to receive the portion of the Merger Consideration (and cash for fractional shares) owing in respect of the number of shares of HB Stock represented thereby. Following the Effective Date, holders of Certificates will exchange their Certificates and, in accordance with instructions provided in the Letter of Transmittal, shall provide a properly completed and executed Letter of Transmittal in order to effect the exchange of their Certificates for, (a) evidence of issuance in book entry form, or upon written request of such holder and appropriate payment therefor, certificates representing GBCI Common Stock issuable in the Merger; and (b) a check or, at the election of the HB shareholder, a wire transfer (but only if the amount of cash included in that shareholder’s Merger Consideration exceeds $100,000), representing his, her or its Per Share Cash Consideration and cash in lieu of fractional shares, if any, to which such holder is entitled. Until the Certificate of a holder and a properly executed Letter of Transmittal is received by the Exchange Agent (or, in the case of a lost, stolen, or destroyed Certificate, the procedure in Section 1.6.4 is complied with), the holder will not be entitled to receive his, her or its portion of the Merger Consideration.

1.6.3 Issuance of Certificates in Other Names. Any Person requesting that any certificate evidencing GBCI Shares be issued in a name other than the name in which the surrendered Certificate is registered must: (a) establish to GBCI’s satisfaction the right to receive the certificate evidencing GBCI Shares and (b) either pay to GBCI any applicable transfer or other Taxes or establish to GBCI’s satisfaction that all applicable Taxes have been paid or are not required.

1.6.4 Lost, Stolen, and Destroyed Certificates. With respect to a Certificate that has been lost, stolen or destroyed, the Exchange Agent will be authorized to issue or pay the holder’s portion of the Merger Consideration in exchange thereof, if the holder provides GBCI with: (a) satisfactory evidence that the holder owns HB Stock and that the Certificate representing this ownership is lost, stolen, or destroyed, (b) any affidavit or security GBCI’s transfer agent may require in accordance with its policies and procedures (including such bond as may be required by the Exchange Agent in accordance with such policies), and (c) any reasonable additional assurances that GBCI or the Exchange Agent may require.

1.6.5 Rights to Dividends and Distributions. After the Effective Time, no holder of any Certificate will be entitled to receive any dividends or other distributions otherwise payable to holders of record of GBCI Common Stock on any date on or after the Effective Date, unless the holder has surrendered in accordance with this Agreement his, her or its Certificates (or has met the requirements of Section 1.6.4) in exchange for certificates representing GBCI Shares or evidence of GBCI stock ownership. Surrender of Certificates will not deprive the holder of any dividends or distributions that the holder is entitled to receive as a record holder of HB Stock prior to the Effective Time. When the holder surrenders his, her or its Certificates in exchange for GBCI Shares, the holder shall become a shareholder of record of GBCI and shall receive the amount, without interest, of any cash dividends and any other distributions declared and distributed after the Effective Time on the whole number of GBCI Shares into which the holder’s HB Stock was converted at the Effective Time.

1.6.6 Checks in Other Names. Any Person requesting that a check for any cash to be received in the Merger or cash in lieu of fractional shares be issued in a name other than the name in which the Certificate surrendered in exchange for the cash is registered must establish to GBCI’s satisfaction the right to receive this cash.

1.6.7 Undelivered Certificates. Any portion of the Exchange Fund that remains unclaimed by shareholders of HB on a date that is six months after the Effective Date may be returned to GBCI, at GBCI’s election. To the extent so returned, holders of HB Stock who have not, prior to such time, complied with the provisions of this Section 1.6 will, from such time forward, look only to GBCI for payment of the Merger Consideration to which they are entitled and/or unpaid dividends and distributions on the GBCI Shares deliverable with respect to each share of HB Stock held by such holders as determined pursuant to this Agreement, in each case, without any interest. Neither GBCI nor HB will be liable to any holder of HB Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. In the event of a dispute with respect to ownership of HB Stock, GBCI and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party with instructions to release the Merger Consideration as determined between the disputing parties promptly upon resolution of the dispute, and thereafter be relieved of any responsibility with respect to any claims thereto.

ARTICLE 2

CLOSING OF TRANSACTION

2.1 Effective Date. The Merger shall be consummated at the Effective Time by the filing with and acceptance by the Montana Secretary of State and the Nevada Secretary of State of Articles of Merger, in the form required by and executed in accordance with the relevant provisions of the MBCA and NBCA, and by the issuance of a Certificate of Merger by the Secretary of State of Montana. The Effective Date will be the date specified in the Articles of Merger filed with the Montana Secretary of State, unless no date is specified in the Articles of Merger in which case it shall be the date of filing.

2.2 Events of Closing. Subject to the terms and conditions of this Agreement, unless otherwise agreed, the Merger shall be effective as of the first month-end occurring not less than five Business Days after fulfillment or waiver of each condition precedent set forth in, and the granting of each approval (and expiration of any waiting period) covered by Article 5, or such other date as may be agreed upon by the parties; provided that any closing as of a quarter-end will occur and be effective on the first day of the new quarter. At or prior to the closing of the Merger (the “Closing”), all properly executed documents required by this Agreement will be delivered to the proper party, in form consistent with this Agreement. If any party fails to deliver a required document at the Closing or otherwise defaults under this Agreement prior to the Effective Time, then the Merger will not occur unless the adversely affected party waives the default.

2.3 Manner and Time of Closing. The Closing will take place remotely via the electronic exchange of documents and signatures on such date as the Parties may reasonably agree, at 10:00 a.m. Mountain Time, or such other time as the parties agree.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of HB and the Bank. Each of HB and the Bank represents and warrants to GBCI and Glacier Bank that, except as disclosed in a disclosure schedule delivered to GBCI on or prior to the Execution Date (which disclosure schedule sets forth, among other things, items the disclosure of which are necessary or appropriate either in response to an express disclosure requirement contained in this Agreement or as an exception to one or more representations or warranties contained in this Section 3.1) (the “Disclosure Schedule”):

3.1.1 Organization and Good Standing.

(a) HB is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, is a registered bank holding company pursuant to the BHC Act, and has all requisite corporate power and authority to own and operate its Properties and to carry on its businesses as now conducted. HB is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on HB. True and complete copies of the Articles of Incorporation and Bylaws of HB, as in effect as of the date of this Agreement, have previously been made available to GBCI. HB is not in violation of any of the provisions of its Articles of Incorporation or Bylaws.

(b) The Bank is duly organized, validly existing, and in good standing as a national banking association under the laws of the United States of America and has all requisite power and authority to own and operate its Properties and to carry on its business as now conducted. The deposit accounts of the Bank are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. The Bank is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on HB. There are no restrictions on the ability of the Bank to pay dividends or distributions, other than restrictions on dividends or distributions generally applicable to similarly situated regulated entities. True and complete copies of the Articles of Incorporation and Bylaws of the Bank, as in effect as of the date of this Agreement, have previously been made available to GBCI. The Bank is not in violation of any of the provisions of its Articles of Incorporation or Bylaws.

(c) Each HB Subsidiary (other than the Bank) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary and in which the failure to be so licensed or qualified or in good standing would reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on HB and (iii) has all requisite power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any such other HB Subsidiary to pay dividends or distributions, except in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. No such Subsidiary is in violation of any of the provisions of the articles or certificate of incorporation or bylaws, certificate of formation or organization, operating or partnership agreement, or comparable organizational documents of such Subsidiary.

3.1.2 No Breach or Violation. Assuming the approval described in Section 5.3.8 is obtained and all Requisite Regulatory Approvals made and/or obtained, as applicable, the execution, delivery and performance of this Agreement does not and will not, and the consummation of the Transactions will not, constitute or result in: (a) a breach or violation of, or a default under, the articles of incorporation or bylaws of HB or the Bank; (b) a material violation of any law, rule, ordinance or regulation or judgment, decree, or order of any Governmental Authority (collectively, “Laws”), or any governmental or non-governmental permit or license to which either HB or any HB Subsidiary, or any of their respective Properties or assets is subject; (c) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under any provision of any contract, whether written or oral, other than any breach, violation, default, acceleration, or creation of a Lien that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on HB; or (d) any material change in the rights or obligations of any party to a Material Contract.

3.1.3 Capital Stock.

(a) The authorized capital stock of HB consists of 5,000,000 shares of HB Stock and 500,000 shares of non-voting preferred stock, par value $.01 per share. A total of 1,194,677 shares of HB Stock were issued and outstanding as of the Execution Date, all of which shares were validly issued and are fully paid and nonassessable. No shares of preferred stock are authorized as of the Execution Date.

(b) The authorized capital stock of the Bank consists of 5,000,000 shares of common stock, par value $.01 per share, and 500,000 shares of non-voting preferred stock, par value $.01 per share. A total of 1,958,900 shares of Bank common stock are issued and outstanding and owned by HB as of the Execution Date. All shares of Bank common stock issued and outstanding as of the Execution Date are owned by HB free and clear of all Liens (except as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law), are validly issued, fully paid, and nonassessable, and were not issued in violation of any preemptive rights.

(c) Schedule 3.1.3 sets forth a true and complete list of all Subsidiaries of HB (including the Bank), which for the avoidance of doubt includes any Subsidiaries of a Subsidiary, as well as a description of the ownership interest in each Subsidiary (all such Subsidiaries of HB, collectively, the “HB Subsidiaries”). HB owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the HB Subsidiaries (other than the Bank, which is covered by subsection (b) above), free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized, validly issued, fully paid, and nonassessable, and were not issued in violation of any preemptive rights. Except for its interests in the HB Subsidiaries, HB does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person, or any interest in any special purpose entities, limited purpose entities, or qualified special purpose entities.

(d) Except as set forth in Schedule 3.1.3 and except for 228,342 shares of HB Stock reserved for issuance upon exercise of options duly granted under the HB Stock Plan and outstanding as of the Execution Date (the “HB Options”), (i) there are no shares of HB Stock reserved for issuance, (ii) there are no outstanding securities or rights convertible into or exchangeable for HB Stock or ownership interests in any HB Subsidiary, (iii) there are no outstanding subscriptions, options, warrants, stock appreciation, phantom stock, profit participation or similar rights, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights or other agreements or commitments of any nature relating to the acquisition of, or HB’s obligation to issue, redeem, repurchase or register, HB Stock (or securities or rights convertible into or exchangeable or exercisable for HB Stock), (iv) there are no voting trusts, shareholders’ agreements, proxies or other agreements or understandings in effect to which HB, or, to the Knowledge of HB, a director of HB, is a party with respect to the voting or transfer of any of the shares of HB Stock (other than the agreements described in Recital E), and (v) there are no outstanding subscriptions, options, warrants, stock appreciation, phantom stock, profit participation or similar rights, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights or other agreements or commitments of any nature relating to the acquisition of, or any HB Subsidiary’s obligation to issue, redeem, repurchase or register, shares of capital stock or other voting or equity securities of or ownership interests in any HB Subsidiary (or securities or rights convertible into or exchangeable or exercisable for shares of capital stock or other voting or equity securities of or ownership interest in any HB Subsidiary). The HB Stock, together with the securities described in clauses (ii) and (iii) of this Section 3.1.3(d), are referred to as the “HB Securities.” The shares of capital stock or other voting or equity securities or ownership interests in any HB Subsidiary, together with the securities described in clause (v) of this Section 3.1.3(d), are referred to as the “HB Subsidiary Securities.”

(e) All outstanding shares of HB Stock and all outstanding shares of capital stock, voting securities, or other ownership interests in any HB Subsidiary, have been issued or granted, as applicable, in compliance in all material respects with all applicable Securities Laws.

3.1.4 Reports and Financial Statements; Investments.

(a) Since January 1, 2016, each of HB and the Bank has timely filed all reports and statements, together with any required amendments to such reports and statements, that they were required to file with or furnish to (i) the FDIC, (ii) the Federal Reserve, (iii) the Nevada Financial Institutions Division, and (iv) any other Governmental Authority with regulatory authority over HB or the Bank and has paid all material fees and assessments due and payable in connection therewith.

(b) HB has delivered or otherwise made available to GBCI a copy of, and Schedule 3.1.4(b) contains a complete and accurate list of, each and any registration statement, offering circular, private placement memorandum, report, tender offer statement or statement of offer to redeem, proxy statement or information statement, or similar document under the Securities Act, the Exchange Act, and state securities and “Blue Sky” laws (collectively, the “Securities Laws”) filed, used or circulated by it or the Bank with respect to periods since January 1, 2014, through the Execution Date.

(c) The reports and other documents referred to in the foregoing paragraphs are collectively referred to as the “HB Reports.” As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date), each of the HB Reports, including the related financial statements, exhibits, and schedules, filed, used, or circulated before the Execution Date complied (and each of the HB Reports filed after the Execution Date, will comply) as to form in all material respects with applicable statutes, rules and regulations as of their respective dates, including all Securities Laws in the case of the HB Reports described in Section 3.1.4(b), and did not (or, in the case of reports, statements, or circulars filed after the Execution Date, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Neither HB nor any of the HB Subsidiaries is required to file or furnish any forms, reports, or other documents with the SEC.

(d) Each of HB’s and the Bank’s balance sheets included in the HB Financial Statements and the Bank Financial Statements, respectively, fairly presents (or, in the case of such financial statements for periods ending on a date following the Execution Date, will fairly present) the financial position of HB and the Bank as of the date of such balance sheet. Each of the statements of income, cash flows and changes in shareholders’ equity included in the HB Financial Statements and the Bank Financial Statements fairly presents the results of operations, cash flows and changes in shareholders’ equity, as the case may be, of HB and the Bank for the periods set forth in these statements (subject, in the case of unaudited statements, to normal year-end audit adjustments and the absence of footnotes), in each case in accordance with GAAP, except as may be noted in these statements.

(e) HB maintains a system of internal accounting controls sufficient to comply with all legal and accounting requirements applicable to the businesses of HB and the HB Subsidiaries. Since January 1, 2016, HB has not identified any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting, and HB has not effected any material change in its internal control over financial reporting.

(f) Since January 1, 2016, neither HB nor any of the HB Subsidiaries, nor, to the Knowledge of HB, any director, officer, or auditor of HB or any of the HB Subsidiaries, has received or otherwise obtained knowledge of any material complaint, allegation, or claim regarding (i) the accounting or auditing practices or procedures (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of HB or any HB Subsidiary, including any material complaint, allegation, or claim that HB or any HB Subsidiary has engaged in questionable accounting or auditing practices, or (ii) any material violation of securities laws, breach of fiduciary duty or similar violation by HB or any HB Subsidiary or any of their respective officers, directors, employees or agents.

(g) The books and records of HB and the HB Subsidiaries Bank have been accurately maintained in all material respects, and in accordance with the business practices customary in the banking industry, and they fairly reflect the substance of events and transactions included therein. Such books and records comply in all material respects with applicable legal, regulatory, accounting and banking requirements in effect at the time they were produced.

(h) Schedule 3.1.4(h) lists all investments (except investments in HB Subsidiaries and securities issued by a Governmental Authority) owned by HB, the Bank, or any other HB Subsidiary as of January 31, 2019. All such investments comply with all applicable Laws and regulations, including without limitation the BHC Act.

3.1.5 Properties.

(a) HB or the Bank has good and marketable fee simple title to the Owned Real Estate free and clear of any Liens (other than Liens for Taxes not yet delinquent, non-monetary Liens on the Owned Real Estate that do not adversely affect the use or value of the Owned Real Estate in any material respect, pledges to secure deposits and other security provided in the ordinary course of business including, without limitation, security for Federal Home Loan Bank borrowings, federal funds and repurchase agreements and Liens disclosed in the HB Financial Statements and any other Permitted Exceptions). Schedule 3.1.5(a) contains a true and complete list by address of the Owned Real Estate as of the Execution Date. Neither HB nor any HB Subsidiary: (i) lease or grant any Person (other than another HB Subsidiary) the right to use or occupy all or any part of the Owned Real Estate; (ii) other than to GBCI, has granted any Person an option, right of first offer, or right of first refusal to purchase such Owned Real Estate or any portion thereof or interest therein; or (iii) has received written notice of any pending, or, to the Knowledge of HB, threatened, condemnation proceeding affecting any Owned Real Estate or any portion thereof or interest therein. Neither HB nor any HB Subsidiary is a party to any agreement or option to purchase any real property or interest therein.

(b) Schedule 3.1.5(b) contains a true and complete list of all Leases (including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto) as of the Execution Date for each Leased Real Estate (including the date and name of the parties to such Lease document). HB has delivered to GBCI a true and complete copy of each such Lease. With respect to each of the Leases: (i) such Lease is legal, valid, binding, enforceable, and in full force and effect; (ii) neither HB nor any HB Subsidiary nor, to the Knowledge of HB, any other party to the Lease, is in breach or default under such Lease, and no event has occurred or circumstance exists which, with or without notice, lapse of time, or both, would constitute a breach or default on the part of HB or any HB Subsidiary under such Lease; (iii) HB’s or a HB Subsidiary’s possession and quiet enjoyment of the Leased Real Estate under such Lease has not been disturbed, and to the Knowledge of HB, there are no disputes with respect to such Lease; and (iv) there are no Liens on the estate created by such Lease (other than Liens for Taxes not yet delinquent, non-monetary Liens on the estate created by such Lease that do not adversely affect the use or value of such estate in any material respect, pledges to secure deposits and other security provided in the ordinary course of business including, without limitation, security for Federal Home Loan Bank borrowings, federal funds and repurchase agreements). Neither HB nor any HB Subsidiary has assigned, pledged, mortgaged, hypothecated, or otherwise transferred any Lease or any interest therein nor has HB or any HB Subsidiary subleased, licensed, or otherwise granted any Person (other than another HB Subsidiary) a right to use or occupy such Leased Real Estate or any portion thereof.

(c) The Owned Real Estate identified in Schedule 3.1.5(a) and the Leased Real Estate identified in Schedule 3.1.5(b) comprise all of the real property used or intended to be used in, or otherwise related to, the business of HB or any HB Subsidiary (collectively, the “Real Property”). To the Knowledge of HB, all buildings and structures on the Real Property and the equipment located thereon are in all material respects (i) in good operating condition and repair (ordinary wear and tear excepted) and (ii) in conformance with all ordinances, regulations, zoning, and other Laws.

(d) HB has delivered to GBCI true, accurate and complete copies of each of the following to the extent in the possession or control of HB or its HB Subsidiaries and in any way related to the Real Property: (i) title policies together with legible copies of all underlying exceptions, (ii) zoning reports and zoning letters, and (iii) licenses and permits necessary for the use and occupancy of such real property for its current use. To the Knowledge of HB, no exceptions, reservations, or encumbrances have arisen or been created since the date of issuance of those policies that would interfere with the current use and occupancy of the Real Property (other than Liens for Taxes not yet delinquent).

(e) HB and each HB Subsidiary are in possession of and have good and marketable title to, or valid leasehold interests in or valid rights under contract to use, the machinery, equipment, furniture, fixtures, on-premises ATMs, security systems, safe deposit boxes (exclusive of contents), vaults, sign structures, and other tangible personal property and assets owned, leased, or used by HB or any HB Subsidiary, free and clear of all Liens (other than Liens for Taxes not yet delinquent, non-monetary Liens on the tangible personal property that do not adversely affect the use or value of the tangible personal property in any material respect, pledges to secure deposits and other security provided in the ordinary course of business including, without limitation, security for Federal Home Loan Bank borrowings, federal funds and repurchase agreements).

(f) Schedule 3.1.5(f) lists all of the Bank’s existing branches and offices, all off-site ATMs, and all new branches or offices that the Bank has applied to establish or purchase, along with the estimated cost to establish or purchase those new branches.

3.1.6 Environmental Matters.

(a) For purposes of this Agreement, the following definitions apply:

(i) ”Subject Property” with respect to HB and the HB Subsidiaries means (A) all real property at which its businesses have been conducted, and any property where under any Environmental Law it or any HB Subsidiary is deemed to be the present or past owner or operator of the property; (B) any facility in which it is or was the owner or operator of the facility; and (C) all other real property that, for purposes of any Environmental Law, it otherwise would be deemed to be a present or past owner or operator of or as otherwise having control over during the five years prior to the Execution Date.

(ii) ”Environmental Laws” means all federal, state and local environmental, health, and safety laws, regulations, orders, authorizations, common law and agency requirements relating to: (A) the protection or restoration of the environment, health and safety as it relates to exposures to Hazardous Substances or natural resource damages, (B) the handling, use, transportation, treatment, storage, presence, disposal, release or threatened release of, or exposure to, any Hazardous Substance, or (C) noise, odor, wetlands, indoor air quality, pollution, contamination or any injury or threat of injury to persons or property from exposure to any Hazardous Substance, including without limitation the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, and the Federal Clean Air Act, each as amended, and including their respective state counterparts.

(iii) ”Hazardous Substances” means any substance, material or waste that is (A) defined as a “hazardous substance,” “pollutant or contaminant,” or “hazardous waste” or otherwise regulated pursuant to any Environmental Law, or (B) petroleum or a petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, or any other substance defined as “hazardous,” “dangerous,” or “toxic” under any Environmental Law.

(b) To the Knowledge of HB, HB, its HB Subsidiaries, and the Subject Property currently owned, operated or leased are, and the Subject Property owned, operated, or leased at any time during the past five years was at the time owned, operated, or leased, in material compliance with all applicable Environmental Laws, and to the Knowledge of HB, no circumstances exist, or existed at the time a Subject Property, which is no longer owned, operated, or leased, was owned, operated or leased, that would result in a material violation of such Environmental Laws.

(c) None of the following exists, and to the Knowledge of HB, no reasonable basis for any of the following exists: pending or threatened claims, actions, investigations, notices of non-compliance, information requests or notices of potential responsibility or proceedings involving HB, its HB Subsidiaries, or any Subject Property, relating to:

(i) an asserted liability of HB or any HB Subsidiaries, or any prior owner, occupier, or user of Subject Property under any applicable Environmental Law or the terms and conditions of any permit, license, authority, settlement, agreement, decree or other obligation arising under any applicable Environmental Law;

(ii) the handling, storage, use, transportation, removal, release or disposal of Hazardous Substances;

(iii) the actual or threatened discharge, release or emission of Hazardous Substances from, on or under or within Subject Property into the air, water, surface water, ground water, land surface, or subsurface strata; or

(iv) personal injuries or damage to the Subject Property related to or arising out of the release, use or disposal of Hazardous Substances.

(d) To the Knowledge of HB, no drums, barrels or storage tanks underground or similar vessels are present on the Subject Property currently owned, operated, or leased by HB or its HB Subsidiaries, or, if present, none of such vessels is leaking and each of them is in full compliance with all applicable Environmental Laws. With respect to any Subject Property, except as permitted by applicable Environmental Laws, neither HB nor the Bank owns, possesses or controls any PCBs, PCB-contaminated fluids, wastes or equipment, or any material amount of asbestos or asbestos-containing material. Any asbestos or asbestos-containing material on the Subject Property currently owned by HB or its HB Subsidiaries, is properly contained in compliance with all applicable Environmental Laws, and to the Knowledge of HB, there is no threat that asbestos or asbestos-containing material will be released into the environment. To the Knowledge of HB, no Hazardous Substances have been used, handled, stored, discharged, released or emitted, or are threatened to be discharged, released or emitted, at or on or from any Subject Property, except in compliance with applicable Environmental Laws.

(e) To the Knowledge of HB, no part of the Subject Property has been subject to, or is scheduled for investigation, monitoring or other remedial action under any applicable Environmental Law.

(f) To the Knowledge of HB, no condition from, on or under the Subject Property exists with respect to the Subject Property that would require remedial action under applicable Environmental Laws.

3.1.7 Taxes.

(a) Tax Returns and Payment of Taxes. HB and each HB Subsidiary have duly and timely filed or caused to be filed (taking into account any valid extensions) all Tax Returns required by Law to be filed by each of them. Such Tax Returns are true, complete and correct in all material respects. None of HB or any HB Subsidiary are is currently the beneficiary of any extension of time within which to file any Tax Return. All Taxes due and owing by HB or any HB Subsidiary (whether or not shown on any Tax Return) have been timely paid or, where payment is not yet due, HB has made an adequate provision for such Taxes in HB’s Financial Statements (in accordance with GAAP). The most recent Financial Statements reflect an adequate reserve (in accordance with GAAP) for all Taxes payable by HB and the Bank through the date of such financial statements. None of HB or any HB Subsidiary have incurred any liability for Taxes since the date of HB’s most recent financial statements outside the ordinary course of business or otherwise inconsistent with past practice.

(b) Availability of Tax Returns. HB has made available to GBCI complete and accurate copies of all U.S. federal, state, local and non-U.S. income and franchise Tax Returns filed by or on behalf of HB or any of its HB Subsidiaries for any Tax period ending after January 1, 2014.

(c) Withholding. HB and the HB Subsidiaries have at all times withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any Employee, independent contractor, creditor, customer, shareholder or other party, and complied with all information reporting and backup withholding provisions of applicable Law.

(d) Liens. There are no Liens for Taxes upon the assets of HB or any HB Subsidiary other than for current Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been made in the HB Financial Statements.

(e) Tax Deficiencies and Audits. No deficiency for any amount of Taxes which has been proposed, asserted or assessed in writing by any taxing authority against HB or any HB Subsidiary remains unpaid. There are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of HB or any HB Subsidiary. There are no audits, suits, proceedings, investigations, claims, examinations or other administrative or judicial proceedings ongoing or pending with respect to any Taxes of HB or any of its HB Subsidiaries of which HB has Knowledge. Schedule 3.1.7(e) lists all U.S. federal, state, local and non-U.S. income Tax Returns filed with respect to HB or any HB Subsidiary for taxable periods ended on or after January 1, 2014, indicates which of those Tax Returns have been audited, and indicates which of those Tax Returns currently are the subject of audit.

(f) Tax Jurisdictions. No written claim by any taxing authority in a jurisdiction in which neither HB nor any HB Subsidiary files or has filed Tax Returns has been received by HB or any HB Subsidiary since January 1, 2014, asserting that HB or any HB Subsidiary is or may be subject to Tax in that jurisdiction.

(g) Tax Rulings. None of HB or any HB Subsidiary have requested or are the subject of or bound by any private letter ruling, technical advice memorandum or similar ruling or memorandum with any taxing authority with respect to any Taxes, nor is any such request outstanding.

(h) Consolidated Groups, Transferee Liability and Tax Agreements. None of HB or any HB Subsidiary (i) have been a member of a group filing Tax Returns on a consolidated, combined, unitary or similar basis (except for a group including solely HB and its HB Subsidiaries), (ii) have any liability for Taxes of any Person (other than HB or any HB Subsidiary) under Treasury Regulations Section 1.1502-6 (or any comparable provision of local, state or foreign Law), as a transferee or successor, by contract (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which does not relate to Taxes), or otherwise, or (iii) are a party to, bound by or has any liability under any Tax sharing, allocation or indemnification agreement or arrangement (except for such agreements or arrangements solely between HB and/or any HB Subsidiary and except for commercial agreements entered into in the ordinary course of business the primary purpose of which does not relate to Taxes).

(i) Change in Accounting Method. None of HB or any HB Subsidiary have agreed to make, nor are they required to make, any adjustment under IRC Section 481(a) or any comparable provision of state, local or foreign Tax Laws by reason of a change in accounting method or otherwise that could require any income inclusion or reduction in any deduction or credit after the Effective Date.

(j) Post-Closing Tax Items. HB and the HB Subsidiaries will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the date of Closing as a result of any (i) “closing agreement” as described in IRC Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the date of Closing, (ii) installment sale or open transaction disposition made on or prior to the date of Closing, (iii) prepaid amount received on or prior to the date of Closing, (iv) election under IRC Section 108(i), (v) inclusion under Code Section 965(a), or (vi) election under Code Section 965(h) or (i).

(k) Ownership Changes. Without regard to this Agreement, none of HB or any HB Subsidiary have undergone an “ownership change” within the meaning of IRC Section 382.

(l) U.S. Real Property Holding Corporation. None of HB or any HB Subsidiary have been a United States real property holding corporation (as defined in IRC Section 897(c)(2)) during the applicable period specified in IRC Section 897(c)(1)(A).

(m) IRC Section 355. None of HB, the Bank, or any other HB Subsidiary have been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in IRC Section 355.

(n) Reportable Transactions. None of HB, the Bank, or any other HB Subsidiary have been a party to, or a promoter of, a “listed transaction” within the meaning of IRC Section 6707A(c)(2) and Treasury Regulations 1.6011-4(b)(2).

(o) IRC Section 6662. HB has disclosed on its U.S. federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of U.S. federal income Tax within the meaning of IRC Section 6662.

(p) IRC Section 280G. Except as set forth in Schedule 3.1.7(p), none of HB or any HB Subsidiary have made any payments, are obligated to make any payments or are a party to any agreement that could obligate HB or any HB Subsidiary to make any payments that are not deductible under IRC Section 280G.

(q) Tax Attributes. Schedule 3.1.7(q) sets forth the following information with respect to each of HB and the Bank as of the most recent practicable date: (i) the basis in its assets; (ii) the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax credit, or excess charitable contribution; (iii) the amount of any deferred gain or loss arising out of any intercompany transaction; and (iv) the amount of any excess loss account in the stock of a Subsidiary.

3.1.8 Regulatory Matters.

(a) Since January 1, 2014, HB and each HB Subsidiary have complied in all material respects with, and are not in default or violation in any material respect of, (i) any applicable Laws, including without limitation all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Real Estate Settlement Procedures Act and Regulation X, and any other laws or regulations relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, and all requirements relating to the origination, sale and servicing of mortgage and consumer loans, and (ii) any posted or internal privacy policies relating to data protection or privacy, including without limitation, the protection of personal information, and HB has no Knowledge of, nor has it received since January 1, 2014, written notice of, any material defaults or material violations of any applicable Law.

(b) None of HB or any HB Subsidiary are a party to any cease and desist order, written agreement, or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or are subject to any order or directive by, or are a recipient of any extraordinary supervisory letter from, or have adopted any board resolutions that continue to be effective on or after the Execution Date at the request of, federal or state regulatory authorities, nor have any of them been advised by, or have any Knowledge of facts which could give rise to an advisory notice by, such authorities that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

(c) Each of HB and the HB Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which they serve as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable Law. None of HB, any HB Subsidiary, or any director, officer, or employee of HB or any HB Subsidiary have committed any material breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account accurately reflect in all material respects the assets of such fiduciary account.

(d) None of HB or any HB Subsidiary, nor, to the Knowledge of HB, any of their respective directors, officers, employees, agents, or any other persons acting on their behalf, (i) have violated the Foreign Corrupt Practices Act, 15 U.S.C. Sections 78dd-1 et seq., as amended, or any other similar applicable foreign, federal or state legal requirement, (ii) have made or provided, or caused to be made or provided, directly or indirectly, any payment or thing of value to a foreign official, foreign political party, candidate for office or any other person while knowing or having a reasonable belief that the person will pay or offer to pay the foreign official, party or candidate, for the purpose of influencing a decision, inducing an official to violate their lawful duty, securing an improper advantage, or inducing a foreign official to use their influence to affect a governmental decision, (iii) have paid, accepted or received any unlawful contributions, payments, expenditures or gifts, (iv) have violated or operated in noncompliance with any export restrictions, money laundering law, anti-terrorism law or regulation, anti-boycott regulations or embargo regulations, or (v) are currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

3.1.9 Material Contracts.

(a) Except for arrangements which may be made after the date and in accordance with the terms of this Agreement, none of HB or any HB Subsidiary are bound by any Material Contract that has not been set forth in Schedule 3.1.9(a). For purposes of this Agreement, a “Material Contract” is a contract, agreement, or arrangement that:

(i) contains a non-compete or client or customer non-solicit requirement or any other provisions that materially restricts the conduct of, or the manner of conducting, any line of business of HB or any HB Subsidiary;

(ii) obligates HB or any HB subsidiary to conduct business with any third party on an exclusive or preferential basis;

(iii) grants any right of first refusal, right of first offer or similar right with respect to any assets, rights, or Properties of HB or any HB Subsidiary;

(iv) limits the payment of dividends by HB or any HB Subsidiary;

(v) relates to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement with any third party, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties;

(vi) provides for payments to be made by HB or any HB Subsidiary upon a change in control thereof;

(vii) provides for indemnification by HB or any HB Subsidiary of any Person, except for contracts entered into in the ordinary course of business providing for customary and immaterial indemnification;

(viii) is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $50,000 per annum (other than any such contracts which are terminable by HB or any HB Subsidiary on 30 days or less notice without any required payment or other conditions, other than the condition of notice);

(ix) involves capital expenditures in excess of $50,000 per project or series of related projects, or $100,000 in the aggregate;

(x) is a contract, agreement, or arrangement to which any affiliate, officer, director, employee or consultant of HB or any HB Subsidiary is a party or beneficiary (except with respect to loans to, or deposit or asset management accounts of, directors, officers and employees entered into in the ordinary course of business and in accordance with all applicable regulatory requirements with respect to it);

(xi) would prevent, materially delay or materially impede HB’s ability to consummate the Merger or the other transactions contemplated hereby;

(xii) contains a put, call or similar right pursuant to which HB or any HB Subsidiary could be required to purchase or sell, as applicable, any equity interests of any Person or assets; or

(xiii) is otherwise not entered into in the ordinary course of the business of HB or any HB Subsidiary or is to be performed after the Execution Date and is material to the operations of HB or any HB Subsidiary or to HB’s financial condition or results of operations on a consolidated basis.

(b) (i) Each Material Contract is a valid and legally binding agreement of HB or any HB Subsidiary, as applicable, and, to the Knowledge of HB, the counterparty or counterparties thereto, is enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity) and is in full force and effect; (ii) HB or an HB Subsidiary have duly performed all material obligations required to be performed by it prior to the date hereof under each Material Contract; (iii) none of HB or an HB Subsidiary and, to the Knowledge of HB, any counterparty or counterparties, are in breach of any material provision of any Material Contract; and (iv) to the Knowledge of HB and except as set forth in Schedule 3.1.9(b), no event or condition exists that constitutes, after notice or lapse of time or both, will constitute, a breach, violation or default on the part of HB or an HB Subsidiary under any such Material Contract or provide any party thereto with the right to terminate such Material Contract. Schedule 3.1.9(b) sets forth a true and complete list of (A) all Material Contracts pursuant to which consents or waivers are required (the “Third-Party Consents”) and (B) all notices that are required to be given pursuant to any Material Contract (the “Third-Party Notices”), in each case, prior to the performance by HB of this Agreement and the consummation of the Merger, the Bank Merger and the other transactions contemplated hereby.

3.1.10 Compliance. Each of HB and the HB Subsidiaries has at all times since January 1, 2016, had all material permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit HB or and each HB Subsidiary to carry on their respective businesses as they are presently conducted. All such material permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the Knowledge of HB, no suspension or cancellation of any of them is threatened.

3.1.11 Litigation. No material litigation, arbitration, proceeding or controversy before any Governmental Authority is pending on behalf of HB, the Bank (other than routine foreclosure proceedings), or any other HB Subsidiary, and there is no pending litigation, arbitration, claim, action, proceeding or, to the Knowledge of HB, investigation against HB, the Bank, or any other HB Subsidiary and, to the Knowledge of HB, no such litigation, arbitration, claim, action, investigation or proceeding has been threatened or is contemplated.

3.1.12 No Material Adverse Effect. Since December 31, 2018, (a) HB and the HB Subsidiaries have conducted their respective businesses only in the ordinary and usual course of business, and (b) there has not been any change in the financial condition of HB (which includes, without limitation, the condition of assets, franchises, results of operations and prospects) that has had or may reasonably be expected to have a Material Adverse Effect on HB.

3.1.13 Shareholder List. HB has provided to GBCI a list of its shareholders as of the most recent practicable date. To HB’s Knowledge, the shareholder list provided is a true and correct list of the names, addresses and holdings of all record holders of the HB Stock as of the date thereof.

3.1.14 Asset Classification.

(a) Schedule 3.1.14 sets forth a list, accurate and complete, as of December 31, 2018, except as otherwise expressly noted, and separated by category of classification or criticism (“Asset Classification”), of the aggregate amounts of loans, extensions of credit and other assets of HB and the Bank that have been criticized or classified by any internal audit conducted by HB and/or the Bank, taking into account any assets that have been criticized or classified by any Governmental Authority.

(b) No amounts of the Bank’s loans, extensions of credit or other assets that have been classified or criticized by any representative of any Governmental Authority as “Other Assets Especially Mentioned,” “Substandard,” “Doubtful,” “Loss,” or words of similar effect as of December 31, 2018, are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of credit or other assets that were paid off or charged off by HB or the Bank before the Execution Date.

3.1.15 Insurance. HB and the Bank have taken all requisite action (including the making of claims and the giving of notices) under their respective directors’ and officers’ liability insurance policy or policies in order to preserve all rights under such policies with respect to all matters known to any of them (other than matters arising in connection with, and the transactions contemplated by, this Agreement). Schedule 3.1.15 lists all insurance policies maintained by HB and the HB Subsidiaries within the prior five years, including, without limitation, all directors’ and officers’ liability and employee fiduciary policies.

3.1.16 Labor Matters.

(a) None of HB or any HB Subsidiary are a party to, or is bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization. Neither HB nor any HB Subsidiary is the subject of any material proceeding: (i) asserting that it has committed an unfair labor practice or (ii) seeking to compel it to bargain with any labor organization as to wages or conditions of employment. No strike involving HB or any HB Subsidiary is pending or, to the Knowledge of HB, threatened. HB has no Knowledge of any activity involving any Employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

(b) HB has made available to GBCI all personnel manuals, handbooks, or material policies, rules or procedures applicable to Employees and the terms of their employment, and all such applicable materials are listed on Schedule 3.1.16. Each of HB and its HB Subsidiaries are and since January 1, 2016, have been in compliance in all material respects with all applicable Laws respecting hiring and employment, including but not limited to, discrimination or harassment in employment, retaliation, reasonable accommodation, terms and conditions of employment, termination of employment, wages, overtime classification, hours, leaves of absence, occupational safety and health, employee whistle-blowing, immigration, employee privacy, employment practices and classification of employees, consultants and independent contractors. Other than as listed on Schedule 3.1.16, no Employee has an express or implied contract or agreement that prohibits such person from being dismissed immediately and without prior notice to such Employee and without liability to HB or any HB Subsidiary (other than for salary or wages for time worked and benefits earned prior to the date of such termination). HB has provided to GBCI a true and complete list of all independent contractors and consultants to HB or an HB Subsidiary, including such contractor or consultant’s name, date of commencement, and rate of compensation payable, and all such consultants can be terminated immediately and without prior notice to the consultant.

3.1.17 Employee Benefits.

(a) For purposes of this Agreement, “Plan,” or “Plans,” individually or collectively, means any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by HB, the Bank, their ERISA Affiliates, or any other HB Subsidiary, as the case may be. HB, the Bank, and their ERISA Affiliates and the other HB Subsidiaries’ are not now nor have ever been a contributing employer to, or sponsor of, a multiemployer plan within the meaning of ERISA Section 3(37) or 4001(a)(3) or a single employer plan subject to Title IV of ERISA.

(b) Schedule 3.1.17 sets forth a list, as of the Execution Date, of (i) all Plans, stock purchase plans, restricted stock and stock option plans, and other deferred compensation arrangements, and (ii) all other material employee benefit plans, programs, policies, agreements, collective bargaining agreements, or other arrangements providing for compensation, severance, incentives, bonuses, performance awards, or other compensation, or for fringe, retirement, death, disability or medical benefits or other employee benefits or remuneration of any kind, whether written or unwritten, funded or unfunded that is or has been sponsored, maintained, contributed to, or required to be contributed to, by HB, its ERISA Affiliates, or any HB Subsidiary for the benefit of any employees or former employees of HB, its ERISA Affiliates, or any HB Subsidiary (collectively, “Employees”), including, without limitation, all salary continuation or supplementation agreements between HB, its ERISA Affiliates, or any HB Subsidiary and any of their respective officers, directors, or employees (collectively, the “Compensation Plans”). True and complete copies of the Compensation Plans (and, as applicable, copies of summary plan descriptions, governmental filings (on Form 5500 series or otherwise), actuarial reports and reports under Financial Accounting Standards Board Statement No. 106 relating to such Compensation Plans), including Plans and related amendments, and all material correspondence relating to any Compensation Plan from or with any Governmental Authority in the last five years, as well as each Plan’s most recent determination, opinion, or advisory letter from the Internal Revenue Service, if any, have been made available to GBCI.

(c) All of the Compensation Plans have been maintained, and are in compliance (both in form and operation) with any applicable laws, including ERISA. Each Plan that is an “employee pension benefit plan” within the meaning of ERISA Section 3(2) (“Pension Plan”) and that is intended to be qualified under IRC Section 401(a), has either received a favorable determination letter from the Internal Revenue Service or consists of a master, prototype, or volume submitter plan which has received an opinion or advisory letter from the Internal Revenue Service upon which HB may rely, as of the date hereof no such determination letter has been revoked, no revocation has been threatened, and, to the Knowledge of HB, nothing has occurred since the date of such letter that could adversely affect the qualified status of each such Plan. All such Plans have been timely amended for all such requirements and have been submitted to the Internal Revenue Service for a favorable determination letter within the latest applicable remedial amendment period. No litigation, audit, or investigation relating to its Plans is pending or, to the Knowledge of HB, threatened. There has been no non-exempt prohibited transaction, as such term is defined in ERISA Section 406 or IRC Section 4975, with respect to any Plan and neither HB nor its ERISA Affiliates or HB Subsidiaries has engaged in such non-exempt prohibited transactions with respect to any Plan.

(d) All contributions required to be made under the terms of any Plans have been timely made and have been reflected in the HB Financial Statements. Neither HB nor its ERISA Affiliates or HB Subsidiaries are subject to any material liability or penalty under IRC Sections 4976 through 4980 or Title I of ERISA. Neither any Pension Plan nor any single-employer plan of any ERISA Affiliates has an “accumulated funding deficiency” (whether or not waived) within the meaning of IRC Section 412 or ERISA Section 302. None of HB or any HB Subsidiary, nor any of HB’s ERISA Affiliates have provided, or are required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate under IRC Sections 401(a)(29) or 412(f)(3) or ERISA Sections 306, 307, or 4204.

(e) Except as required by IRC Section 4980B, none of HB, its ERISA Affiliates, or any HB Subsidiary have any obligations for retiree health or life benefits.

(f) No provision of the documents governing any Plan contains restrictions on the rights of HB, its ERISA Affiliates, or any HB Subsidiary to amend or terminate any Plan without incurring liability under such Plan other than normal liabilities for benefits.

(g) Except as disclosed in Schedule 3.1.17, the Transactions will not result in (i) vesting, acceleration, or increase of any amounts payable under any Compensation Plan, (ii) any increase in benefits under any Compensation Plan, (iii) payment of any severance, true-up, change in control, or similar payments or compensation or any forgiveness of any indebtedness under any Compensation Plan, or (iv) result in an “excess parachute payment” within the meaning of IRC Section 280G(b), or any payment that will not be fully deductible by GBCI. All payments set forth in Schedule 3.1.17 have been properly accrued in accordance with GAAP.

(h) Except as disclosed in Schedule 3.1.17, none of HB, its ERISA Affiliates, or any HB Subsidiary maintain an executive supplemental retirement plan or similar arrangement for any current or former officers, directors, or employees.

(i) All required reports and descriptions (including Form 5500 annual reports, summary annual reports, and summary plan descriptions) have been timely filed and/or distributed in accordance with the applicable requirements of ERISA and the IRC with respect to each Plan. The requirements of COBRA have been met with respect to each applicable Plan.

(j) Each Compensation Plan that is subject to IRC Section 409A has been operated in compliance with, and is in documentary compliance with, such section and all applicable regulations and regulatory guidance (including, without limitation, proposed regulations, notices, and rulings).

3.1.18 Required Vote; Takeover Laws.

(a) The affirmative vote of the holders of a majority of the outstanding shares of HB Stock entitled to vote is necessary to approve this Agreement and the Merger on behalf of HB. No other vote of the shareholders of HB is required by law, HB’s articles of incorporation or bylaws, or otherwise to approve this Agreement and the Transactions contemplated by this Agreement.

(b) HB and the Bank have taken all action required to be taken in order to exempt this Agreement and the Transactions from, and this Agreement and the Transactions are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “business combination,” or other antitakeover laws and regulations of any state, including, without limitation, the State of Nevada, applicable to it (collectively, “Takeover Laws”). HB and the Bank have taken all action required to be taken by them in order to make this Agreement and the Transactions comply with, and this Agreement and the Transactions do comply with, the requirements of any articles, sections, or provisions of the articles of incorporation and bylaws of HB and the Bank concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement,” or other related provisions (collectively, the “Takeover Provisions”). HB has no shareholder rights plan, “poison pill,” or similar plan.

3.1.19 Fairness Opinion. Prior to the execution of this Agreement, HB has received an opinion (which if initially rendered verbally, has been or will be confirmed by a written opinion as of the same date) from D.A. Davidson & Co., to the effect that, as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of HB Common Stock (the “Fairness Opinion”). Such Fairness Opinion has not been amended or rescinded and continues in effect as of the date of this Agreement.

3.1.20 Broker’s or Finder’s Fees. Except for the fees of D.A. Davidson & Co. to obtain the Fairness Opinion and for advisory services relating to the Transactions pursuant to an agreement that has been disclosed to GBCI, no agent, broker, Person or firm acting on behalf of HB or any HB Subsidiary, or under their authority, is or will be entitled to any commission, broker’s, finder’s or financial advisory fee in connection with the Transactions.

3.1.21 Tax Treatment of Merger. To the Knowledge of HB, there is no fact or circumstance relating to it that would prevent the Merger from qualifying as a reorganization under IRC Section 368(a).

3.1.22 Completeness of Representations. No representation or warranty made by or with respect to HB or any HB Subsidiary in this Agreement (or in the Schedules to this Agreement) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in this Agreement (or in such Schedules) or in such representation or warranty not misleading.

3.2 Representations and Warranties of GBCI and Glacier Bank. Except as disclosed in a Schedule to this Agreement, each of GBCI and Glacier Bank represents and warrants to HB and the Bank that:

3.2.1 Organization and Good Standing. GBCI is a corporation duly organized, validly existing and in good standing under the laws of the State of Montana, is a registered bank holding company pursuant to the BHC Act, and has all requisite power and authority to own and operate its Properties and to carry on its businesses as now conducted. Each of its Subsidiaries is either a commercial bank, a statutory trust or a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation and has all requisite power and authority to own and operate its Properties and to carry on its businesses as now conducted.

3.2.2 Corporate Authority. Its execution, delivery and performance (assuming all Requisite Regulatory Approvals are duly made and/or obtained) of this Agreement does not and will not, and its consummation (assuming all Requisite Regulatory Approvals are duly made and/or obtained) of the Transactions will not, constitute or result in: (a) a breach or violation of, or a default under, its articles of incorporation or bylaws; (b) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under any provision of any material agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation by which it is bound or to which it is a party (collectively, the “GBCI Contracts”), other than any breach, violation, default, acceleration, or creation of a Lien that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on GBCI; (c) a material violation of any law, rule, ordinance or regulation or judgment, decree, order, award, or governmental or non-governmental permit or license to which it is subject; or (d) any change in the rights or obligations of any party under any of the GBCI Contracts. No other corporate proceedings or action is required to be taken by it relating to the performance by it of this Agreement or the consummation of the Transaction.

3.2.3 Capital Stock. The authorized capital stock of GBCI consists of 1,000,000 shares of GBCI Preferred Stock and 117,187,500 shares of GBCI Common Stock. No shares of GBCI Preferred Stock are outstanding, and as of December 31, 2018, a total of 84,521,692 of GBCI Common Stock were issued and outstanding, all of which were validly issued and are fully paid and nonassessable. As of such date, there were no options, warrants, conversion privileges or other rights to acquire shares of GBCI Common Stock or any other security of GBCI issued and outstanding, except as are or will be disclosed in the GBCI SEC Reports.

3.2.4 Reports and Financial Statements.

(a) Regulatory Filing of Reports. Since January 1, 2016, GBCI and each of its Subsidiaries has filed all reports and statements, together with any required amendments to these reports and statements (collectively, the “GBCI Regulatory Reports”), that they were required to file with (i) the Federal Reserve, (ii) the FDIC, and (iii) any other applicable federal or state banking, insurance, or other regulatory authorities, and has paid all material fees and assessments due and payable in connection herewith. Each of the GBCI Regulatory Reports, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

(b) SEC Reports. GBCI has filed all reports, schedules, registration statements, prospectuses, and other documents, together with all amendments thereto, required to be filed with the SEC since December 31, 2015 (the “GBCI SEC Reports”). As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), the GBCI SEC Reports complied (and each GBCI SEC Report filed subsequent to the date hereof and prior to the Effective Time will comply) in all material respects with applicable Law and did not or will not, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. There are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the GBCI SEC Reports. To the Knowledge of GBCI, no enforcement action by the SEC relating to its disclosures in any GBCI SEC Report is pending or threatened against GBCI or its directors or officers.

(c) Financial Statements. Each of GBCI’s balance sheets included in the GBCI Financial Statements have been prepared in conformity with GAAP and fairly presents in all material respects (or, in the case of GBCI Financial Statements for periods ending on a date following the Execution Date, will fairly present) the financial position of GBCI and its Subsidiaries as of the date of the balance sheet. Each of the statements of income, cash flows and shareholders’ equity included in the GBCI Financial Statements, fairly presents (or, in the case of GBCI Financial Statements to be prepared and filed with the SEC pursuant to GBCI’s reporting obligations under the Exchange Act for periods ending on a date following the Execution Date, will fairly present) the results of operations, shareholders’ equity and cash flows, as the case may be, of GBCI and its Subsidiaries for the periods set forth in these statements, in each case in accordance with GAAP, except as may be noted in these statements.

3.2.5 Financing and Shares Available. GBCI has, and at the Effective Time will have, (a) sufficient cash and cash equivalents on hand to pay the cash component of the Merger Consideration, cash in lieu of fractional shares, all cash payable upon cancellation of the HB Options, and any amounts payable to holders of Proposed Dissenting Shares; and (b) a sufficient number of shares of common stock authorized and available to issue the GBCI Shares and shares of GBCI Stock issuable upon cancellation of the HB Options.

3.2.6 Regulatory Matters.

(a) Neither GBCI nor any of its Subsidiaries is, to the Knowledge of GBCI, in material default or violation of any applicable Laws (including, without limitation, all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Real Estate Settlement Procedures Act and Regulation X, and any other Laws relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, and all requirements relating to the origination, sale and servicing of mortgage and consumer loans). Neither GBCI nor any of its Subsidiaries is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions that continue to be effective on or after the Execution Date at the request of any Governmental Authority, nor has it been advised by such Governmental Authority that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

(b) To GBCI’s Knowledge, as of the date of this Agreement, there is no fact or circumstance that would reasonably be expected to result in any of the Requisite Regulatory Approvals not being received in order to permit consummation of the Transactions on a timely basis.

3.2.7 Litigation. Except as disclosed in GBCI Regulatory Reports or GBCI SEC Reports, no material litigation, arbitration, proceeding, or controversy before any Governmental Authority is pending, and there is no pending, or to the Knowledge of GBCI, threatened litigation, arbitration, claim, action, investigation, or proceeding against GBCI or any of its Subsidiaries, which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on GBCI or to materially hinder or delay consummation of the Merger.

3.2.8 No Material Adverse Effect. Since December 31, 2018, (a) GBCI and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of business, and (b) there has not been any change in the financial condition of GBCI (which includes, without limitation, the condition of assets, franchises, results of operations and prospects) that has had or may reasonably be expected to have a Material Adverse Effect on GBCI.

3.2.9 Completeness of Representations. No representation or warranty made by or with respect to GBCI or its Subsidiaries in this Agreement (or in the Schedules to this Agreement) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in this Agreement (or in such Schedules) or in such representation or warranty not misleading.

ARTICLE 4

ADDITIONAL AGREEMENTS

4.1 Conduct of HB’s and the Bank’s Businesses Prior to Closing. HB and the Bank covenant that, from the Execution Date and prior to Closing:

4.1.1 Availability of Books, Records and Properties.

(a) Upon reasonable prior written notice to HB, subject to applicable Law, the books, records, Properties, contracts, and documents of HB, the Bank, and each other HB Subsidiary will be available at all reasonable times to GBCI and its counsel, accountants and other representatives. Such items will be open for inspection, audit and direct verification of loan or deposit balances, collateral receipts and such other transactions or documentation as GBCI deems reasonably relevant to the Transaction. No disclosure or access shall be required to be provided where it would jeopardize the attorney-client privilege or contravene any Law. HB and the Bank will cooperate fully in such inspection and audit, and make available all information reasonably requested by or on behalf of GBCI, subject to the restrictions set forth in this Section 4.1.1.

(b) Upon prior written reasonable request by GBCI, HB and the Bank will request that any third parties involved in the preparation or review of the HB Financial Statements or Subsequent HB Financial Statements, or in the calculation of the HB Closing Capital, disclose to GBCI the work papers or any similar materials related to such financial statements or calculation.

4.1.2 Ordinary and Usual Course. Without prior written consent of GBCI (which consent shall not be unreasonably withheld, conditioned or delayed under subparagraphs (f), (h), (i) and (k) below), subject to applicable Law and except as required by the FDIC, the Nevada Financial Institutions Division or the Federal Reserve (so long as GBCI receives prior written notice of such required action) or specifically contemplated by this Agreement, HB and the Bank will conduct their respective business only in the ordinary and usual course and will not do, and HB will not permit any other HB Subsidiary to do, any of the following:

(a) issue, sell, or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional HB Securities or HB Subsidiary Securities; provided that HB may issue the foregoing upon the settlement of any HB Option outstanding as of the date of this Agreement;

(b) directly or indirectly adjust, split, combine, redeem, reclassify, purchase, or otherwise acquire, any HB Securities or HB Subsidiary Securities (other than repurchases in the ordinary course of business to satisfy obligations under a Plan); provided that HB may repurchase or otherwise acquire shares in connection with the acceptance of shares of HB Options as payment for the per share exercise price of the HB Options or as payment for Taxes incurred in connection with the exercise, vesting and/or settlement of the HB Options, in each case in accordance with the HB Stock Plan;

(c) other than (i) as permitted by this Agreement or (ii) as otherwise consistent with past practices with respect to timing and amounts, declare or pay any dividend, or make any other distribution, either directly or indirectly, with respect to HB Stock;

(d) solicit or accept deposit accounts of a different type from accounts previously accepted by the Bank or at rates materially in excess of prevailing interest rates, or incur, or increase the principal amount of, any indebtedness for borrowed money (excluding Fed Funds and Federal Home Loan Bank borrowings);

(e) offer or make loans or other extensions of credit of a different type, or apply different underwriting standards, from those previously offered or applied by the Bank, or offer or make a new loan or extension of credit (other than with respect to commitments existing as of the date hereof) in an amount greater than $2,000,000 without prior consultation with GBCI; for which GBCI will at all times make appropriate personnel reasonably available and approval for such loan or extension of credit will be deemed provided if GBCI has not responded to the Bank’s request within three Business Days after GBCI’s receipt of a complete loan package concerning the loan or extension of credit at issue;

(f) make any negative provisions to the Bank’s ALLL without prior consultation with GBCI;

(g) fail to maintain an adequate reserve for loan and lease losses (determined in accordance with GAAP and existing regulatory guidance);

(h) amend its articles of incorporation, bylaws, or other formation agreements, or convert its charter or form of entity;

(i) implement or adopt any material changes in its operations, policies, or procedures, including loan loss reserve policies, unless the changes are requested by GBCI or are necessary or advisable, on the advice of legal counsel, to comply with applicable laws, regulations, or regulatory policies;

(j) implement or adopt any change in its accounting principles, practices or methods, other than as may be required (i) by GAAP, (ii) for Tax purposes, (iii) by Law, or (iv) to take advantage of any beneficial Tax or accounting methods;

(k) enter into, amend, renew, or terminate any contracts calling for a payment by any of them of more than $50,000 (including without limitation real property leases, data or item processing agreements, and personal services contracts), except for its contracts of deposit and agreements to lend money not otherwise restricted under this Agreement and (i) entered into in the ordinary course of business, consistent with past practices, and (ii) providing for not less (in the case of loans) or materially more (in the case of deposits) than prevailing market rates of interest;

(l) acquire, sell, transfer, assign, encumber, or otherwise dispose of any material assets having a value greater than $100,000;

(m) acquire an ownership interest (except other real estate owned or other ownership interest acquired through foreclosure with a value not exceeding $400,000) or leasehold interest in any real property other than the Real Property and in the case of any acquisition of an ownership interest (whether or not less than $400,000), no such ownership shall be acquired without making an appropriate environmental evaluation in advance of obtaining such interest and providing to GBCI such evaluation at least 30 days in advance of such acquisition;

(n) (i) sell any securities, whether held for investment or sale, other than in the ordinary course of business or sell any securities, whether held for investment or sale, even in the ordinary course of business, if the aggregate gain or loss realized from all sales after the Execution Date would be more than $75,000 or (ii) transfer any investment securities between portfolios of securities available for sale and portfolios of securities to be held to maturity;

(o) other than in accordance with binding commitments existing on the Execution Date, make any capital expenditures in excess of $50,000 per project or series of related projects or $100,000 in the aggregate;

(p) enter into any other material transaction or make any material expenditure or commitment other than in the ordinary and usual course of its business except for expenses or commitments reasonably related to completion of the Transactions; or

(q) take any action which would materially and adversely affect or delay their ability or the ability of GBCI to obtain any necessary approvals, consents or waivers of any Governmental Authority required for the Transactions or to perform in all material respects their respective covenants and agreements under this Agreement.

4.1.3 HB and Bank Pre-Closing Actions. Following execution of this Agreement and prior to Closing, HB or the Bank, as applicable, shall:

(a) Take all action necessary to satisfy any contractual notice or similar requirements under, and use their respective commercially reasonable efforts to obtain any consents required by, the Material Contracts arising from the Transactions, or that will arise out of completion of the Transactions.

(b) Except as otherwise provided in this Agreement and as permitted by applicable Law, (i) terminate or suspend by all necessary and appropriate actions of the boards of directors of HB and the Bank, as applicable, such Compensation Plans maintained by HB, the Bank, or any other HB Subsidiary as may be requested by GBCI in connection with the Closing (after satisfaction or waiver of all Closing conditions), and (ii) if requested by GBCI, cause benefit accruals and entitlements under such Plans to cease as of the Effective Time and cause the cancellation on and after the Effective Time of any contract, arrangement or insurance policy relating to any such Plan for such period as may be requested by GBCI. To the extent not included in the Final Transaction Related Expenses, HB and the Bank shall, prior to the date of calculation of HB Closing Capital, pay, provide for the payment of, or reflect as a liability any change-in-control, true-up, deficiency, or similar payments required to be made under, or upon termination of, the Compensation Plans or closing of the Transactions. All resolutions, notices, or other documents issued, adopted or executed by HB or the Bank in connection with the implementation of this Section 4.1.3(b) shall be subject to GBCI’s reasonable prior review and approval, which approval shall not be unreasonably withheld, conditioned or delayed.

(c) Take such corporate or other actions as may be reasonably requested by GBCI in connection with the termination of the HB 401(k) Plan (if the HB 401(k) Plan is not to be merged with GBCI’s 401(k) Plan in accordance with the next sentence) or the merger of the HB 401(k) Plan into GBCI’s plan. In the event that GBCI, acting in its sole discretion, determines that it will effect a merger of the HB 401(k) Plan into its plan, GBCI and HB shall each take all reasonable action necessary to prepare for the merger of, and merge, the HB 401(k) Plan with GBCI’s 401(k) Plan as soon as is administratively possible, assuming the HB 401(k) Plan is deemed eligible to be merged, or to otherwise permit current Employees who continue employment with GBCI or any of its Subsidiaries after the Effective Time to roll over any eligible rollover distributions (within the meaning of Section 401(a)(31) of the IRC, inclusive of loans) in cash or notes (in the case of loans) in an amount equal to the full account balance distributed to any such continuing Employee from the HB 401(k) Plan to GBCI’s 401(k) Plan.

(d) Satisfy the notice and consent requirements under IRC Section 101(j) with respect to any Bank-owned life insurance policies or similar plans and related agreements.

(e) Cooperate with, and support using commercially reasonable efforts, Glacier Bank in its efforts to secure employment or similar agreements with key Employees as may be reasonably identified by Glacier Bank on such terms as Glacier Bank and such key Employees may agree.

(f) Take such action as may be necessary or appropriate to terminate the HB Right of First Refusal Agreement to ensure that such agreement will not be applicable to the conversion of the HB Stock in the Merger or GBCI Common Stock received in the Merger.

(g) Take such corporate or other actions as may be requested by GBCI to terminate HB’s relationship with third-party vendors identified by GBCI at or in connection with the Closing.

(h) Pay in full all obligations under the HB Trust Preferred Securities on or before June 30, 2019.

4.1.4 Maintenance of Properties. HB and the Bank will in all material respects maintain their respective Properties and equipment (and related insurance or its equivalent) in accordance with good business practice, normal wear and tear excepted.

4.1.5 Preservation of Business Organization. Each of HB and the Bank will use its commercially-reasonable efforts to: (a) preserve its respective business organization; (b) retain the services of management and current Employees; and (c) preserve the goodwill of suppliers, customers and others with whom HB and the Bank have business relations.

4.1.6 Senior Management. Except as otherwise provided in this Agreement and excluding resignations, without prior consultation with GBCI, HB and the Bank will not make any change with respect to present management personnel having the rank of senior vice-president or higher.

4.1.7 Compensation. HB and the Bank will not permit any increase in the current or deferred compensation payable or to become payable by HB, the Bank, or any other HB Subsidiary to any of its directors, officers, employees, agents or consultants other than normal increases in compensation in accordance with HB’s and the Bank’s established policies and practices with respect to the timing and amounts of such increases. Without the prior written approval of GBCI, HB, the Bank, and each other HB Subsidiary will not commit to, or enter into, any employment agreement with any individual not terminable without expense with two weeks’ notice or less, except as otherwise required by Law.

4.1.8 Updates of Financial Statements. HB will deliver to GBCI Subsequent HB Financial Statements and Subsequent Bank Financial Statements for each month ending after the Execution Date and before Closing or the Termination Date, as the case may be, within 15 days after each such month-end. The Subsequent HB Financial Statements and the Subsequent Bank Financial Statements: (w) will be prepared from the books and records of HB and the Bank; (x) will present fairly the financial position and operating results of HB and/or the Bank at the times indicated and for the periods covered; (y) will be prepared in accordance with GAAP (except for the absence of notes and exceptions from GAAP identified in Section 3.1.5) and with the regulations promulgated by applicable regulatory authorities, to the extent then applicable; and (z) will reflect all liabilities, of HB and/or the Bank on the respective dates and for the respective periods covered, except for liabilities: (i) not required to be so reflected on the face of a balance sheet in accordance with GAAP or (ii) not significant in amount. All contingent liabilities known to HB that are required to be reflected in footnotes in accordance with GAAP but not recorded on the Subsequent HB Financial Statements will be disclosed in writing to GBCI.

4.1.9 Update Schedules. From the Execution Date until Closing, HB will promptly revise and supplement the Schedules to this Agreement prepared by or on behalf of HB or the Bank to enable such Schedules to remain accurate and complete in all material respects. Notwithstanding anything to the contrary contained herein, supplementation of such Schedules following the execution of this Agreement will not be deemed a modification of HB’s representations or warranties contained in this Agreement.

4.1.10 Acquisition Proposal. HB and the Bank will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal. HB agrees that neither it nor any of its Subsidiaries will, and HB will direct and use its best efforts to cause its and its Subsidiaries’ directors, officers, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to initiate, solicit, encourage or take any other action to facilitate any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to shareholders of HB) with respect to an Acquisition Event (any such proposal or offer, an “Acquisition Proposal”) or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; except that, in the event HB receives an unsolicited bona fide Acquisition Proposal and the board of directors of HB determines prior to approval of this Agreement and the Merger by HB’s shareholders at the HB Meeting, in good faith, that (a) such Acquisition Proposal constitutes or is reasonably expected to result in a Superior Proposal, and (b) fiduciary duties applicable to it require it to engage in negotiations with, provide confidential information or data to, or have any discussions with a Person in connection with such Acquisition Proposal, HB may do so to the extent the board of directors of HB determines it is required by its fiduciary duties. In such event, prior to providing any confidential information or data to any such Person, HB and such Person shall have executed a confidentiality agreement on terms at least as favorable to HB as those contained in its confidentiality agreement with GBCI. HB will further notify GBCI in writing immediately (and in any event within two Business Days) if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with HB, or if any such inquiry, proposal or request is thereafter materially modified or amended, including providing to GBCI the material terms and conditions of any such proposal or inquiry in connection with each required notice, together with a copy of any written proposals received (it being understood that the name of Person making the Acquisition Proposal may be redacted from the copy of the written proposal provided to GBCI). HB will take the necessary steps to inform the appropriate individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 4.1.10.

4.1.11 Status of Title. HB will use its commercially reasonable efforts to provide GBCI, no later than 45 days after the Execution Date, title commitments for the Owned Real Estate issued by title insurance companies reasonably satisfactory to GBCI (the “Title Companies”), the cost of which shall be paid by GBCI. These title commitments must show the current status of title to the Owned Real Estate. Within 30 days after the date on which HB delivers all of the title commitments to GBCI for its review, GBCI will inform HB in writing whether, and in what manner, it objects to any of the exceptions to title shown on any of the title commitments (“Objection Notice”). If GBCI provides an Objection Notice, GBCI will be deemed to have waived any exceptions or objections to title with respect to which it has not timely provided an Objection Notice. HB will, within 20 days of the date on which it receives the written Objection Notice from GBCI, inform GBCI if there are any objections that it is unable or unwilling to remove, cure, or endorse over at or prior to Closing (the “Response Notice”). If no Response Notice is given within such period, HB will be deemed to have agreed to remove, cure, or endorse over any of the matters set forth in the Objection Notice. HB will not, in any event, be obligated to seek removal, cure of, or endorsement over exceptions that are (a) non-monetary exceptions that do not prohibit or materially interfere with the use of the Owned Real Estate as bank branch locations or as otherwise used by HB or the Bank as of the Execution Date, (b) monetary or non-monetary exceptions disclosed in the HB Financial Statements, or (c) matters that GBCI has not taken objection to in the Objection Notice (such title exceptions, together, “Permitted Exceptions”). HB will in good faith use commercially reasonable efforts to remove, cure, or endorse over any matters set forth in the Response Notice that are not Permitted Exceptions that are susceptible to cure. At Closing, if requested by GBCI, HB will cause the Title Companies to provide GBCI with standard coverage title insurance policies issued with respect to each of the Properties constituting Owned Real Estate, in an amount commensurate with the value of each such Property as agreed upon by GBCI and HB, dated as of the Effective Date, insuring fee title in GBCI or such subsidiary of GBCI, as so designated by GBCI, and that each such Property is unencumbered by any Liens, other than the Permitted Exceptions.

4.1.12 Directors’ and Officers’ Liability. Before the Effective Date, HB will notify its directors’ and officers’ liability insurers of the Merger and of all pending or, to the Knowledge of HB, threatened claims, actions, suits, proceedings or investigations asserted or claimed against any Person entitled to indemnification pursuant to Section 6.3 and known to HB, or circumstances reasonably deemed by GBCI to be likely to give rise thereto, in accordance with terms and conditions of the applicable policies.

4.1.13 Review of Loans. HB and the Bank will permit GBCI and its advisors, at GBCI’s sole cost and expense, to conduct an examination of the Bank’s loans to determine credit quality and the adequacy of the Bank’s ALLL and to establish appropriate accounting adjustments under Financial Accounting Standards No. 141R published by the Financial Accounting Standards Board. GBCI and its advisors will have continued access to the Bank’s loans through Closing to update its examination. At GBCI’s reasonable request, the Bank will provide GBCI with current reports updating the information set forth in Schedule 3.1.14.

4.1.14 Continuing Representation and Warranties. Neither HB nor any of its Subsidiaries will do or cause to be done anything that would cause any representation or warranty made by it in this Agreement to be untrue or inaccurate if made at Closing, except as otherwise contemplated or required by this Agreement or consented to in writing by GBCI.

4.2 Registration Statement; HB Shareholders Meeting.

4.2.1 Preparation of Registration Statement.

(a) GBCI will use its commercially reasonable efforts to prepare and file a Registration Statement on Form S-4 (together with any amendments or supplements, the “Registration Statement”) with the SEC within 45 days after the Execution Date for registration of the GBCI Shares to be issued in the Merger, and the parties will prepare a related prospectus/proxy statement (the “Prospectus/Proxy Statement”) to be mailed, together with any amendments and supplements thereto, to HB’s shareholders.

(b) The parties will cooperate with each other in preparing the Registration Statement and Prospectus/Proxy Statement, and will use their commercially reasonable efforts to obtain the clearance of the SEC, if required, any appropriate state securities regulators and any other required regulatory approvals, to issue the Prospectus/Proxy Statement.

(c) Nothing will be included in the Registration Statement or the Prospectus/Proxy Statement or any proxy solicitation materials with respect to any party to this Agreement unless approved by that party, which approval will not be unreasonably withheld, conditioned, or delayed. When the Registration Statement becomes effective, and at all times subsequent to such effectiveness (up to and including the date of the HB Meeting), all information set forth in the Registration Statement that is or to be furnished by or on behalf of GBCI relating to GBCI and its Subsidiaries and by or on behalf of HB relating to HB and the Bank, (i) will comply in all material respects with the provisions of the Securities Act and any other applicable statutory or regulatory requirements, and (ii) will not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary to make the statements in the Registration Statement not misleading; provided, however, that in no event will any party be liable for any untrue statement of a material fact or omission to state a material fact in the Registration Statement where such statement or omission, as the case may be, was made in reliance upon, and in conformity with, written information concerning another party furnished by or on behalf of such other party specifically for use in the Registration Statement.

(d) GBCI will pay all fees and costs associated with the preparation by GBCI’s counsel (and other professional advisors) and the filing of the Registration Statement. HB will pay all fees and costs associated with its review and preparation of the Registration Statement and the Prospectus/Proxy Statement, with all such fees and costs to be included as and in the calculation of Transaction Related Expenses. HB will pay the costs associated with the printing and mailing of the Prospectus/Proxy Statement to its shareholders and any other direct costs incurred by it in connection with the Prospectus/Proxy Statement, with all such costs to be included as and in the calculation of Transaction Related Expenses.

4.2.2 Submission to Shareholders. HB will promptly take the actions necessary in accordance with applicable law and its articles of incorporation and bylaws to convene a shareholders’ meeting to consider the approval of this Agreement and to authorize the transactions contemplated by this Agreement (such meeting and any adjournment or postponement thereof, the “HB Meeting”). The HB Meeting will be held on the earliest practical date after the date the Prospectus/Proxy Statement may first be sent to HB’s shareholders without objection by applicable Governmental Authorities. The board of directors of HB has adopted a resolution recommending approval of this Agreement by HB’s shareholders, and it shall not withdraw, modify, or qualify its recommendation unless, subsequent to the Execution Date, HB receives a Superior Proposal and the board of directors of HB determines, in good faith and after consultation with independent legal counsel, that it would be inconsistent with its fiduciary duties not to withdraw, modify, or qualify such recommendation. HB shall use its commercially reasonable efforts to obtain from the shareholders of HB approval of this Agreement in accordance with Nevada law, including (except as provided in the preceding sentence) by communicating to its shareholders its recommendation (and including such recommendation in the Prospectus/Proxy Statement) that they approve this Agreement and the Merger. HB shall adjourn or postpone the HB Meeting if, as of the time for which such meeting is originally scheduled, there are insufficient shares of HB Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if, on the date of such HB Meeting, (a) HB has not received proxies representing a sufficient number of shares necessary to obtain the required approval by HB’s shareholders and such approval remains possible to obtain and (b) the shareholders of HB have authorized by the requisite vote under Nevada law the adjournment pursuant to the Prospectus/Proxy Statement.

4.3 Submission to Regulatory Authorities. GBCI will use its commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain all permits, approvals, consents, authorizations, waivers, clearances, and orders of Governmental Entities necessary or advisable, in the opinion of GBCI’s counsel, to consummate the Transactions (the “Requisite Regulatory Approvals”), and to comply with the terms and conditions of all Requisite Regulatory Approvals, and to obtain as promptly as practicable all consents of third parties which are necessary or advisable to consummate the Transaction. GBCI will provide copies of all non-confidential portions of such applications for review by HB prior to their submission to the applicable Governmental Authorities. GBCI will use its commercially reasonable efforts to make all such applications, notices, petitions and filings relating to the Requisite Regulatory Approvals within 45 days of the Execution Date. These applications are expected to include: (a) an interagency bank merger application to be filed with the FDIC and a waiver to be sought from, or application to be filed with, the Federal Reserve with respect to the Merger; (b) an application or notice to the Montana Commissioner and Nevada Financial Institutions and related filings regarding the Transactions; and (c) filings and coordination with the offices of the Secretaries of State of Montana and Nevada, with respect to the Merger and the Bank Merger. HB and the Bank will cooperate and use commercially reasonable efforts to prepare all documentation, timely effect all filings and obtain, and to assist GBCI in obtaining, all Requisite Regulatory Approvals. HB and the Bank shall fully cooperate with GBCI and, upon request, furnish GBCI with all information concerning itself, and its directors, officers, and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice, or application made by or on behalf of GBCI, Glacier Bank, HB, or the Bank to any third party or Governmental Authority in connection with the Transaction.

4.4 Public Announcements. Subject to advice of legal counsel with respect to legal requirements relating to public disclosure of matters related to this Agreement and its subject matter, the timing and content of any announcements, press releases or other public statements concerning the Merger will occur upon, and be determined by, the mutual consent of HB and GBCI.

4.5 Consents. Each party to this Agreement will use its commercially reasonable efforts to obtain the timely consent or approval of any other Person whose consent or approval is necessary or appropriate in order to permit GBCI or HB and Glacier Bank or the Bank to consummate the Merger or the Bank Merger.

4.6 Transition. During the period from the Execution Date to the Effective Time, HB and the Bank shall cause one or more of their respective representatives to confer with representatives of GBCI and Glacier Bank and report the general status of their ongoing operations at such times as GBCI and Glacier Bank may reasonably request. Representatives of GBCI, Glacier Bank, HB, and the Bank shall also meet as requested by or on behalf of GBCI to discuss and plan for the conversion of the Bank’s data processing and related electronic informational systems to those used by GBCI and Glacier Bank, which planning shall include, but not be limited to, discussion of the possible termination by the Bank of third-party service provider arrangements effective at the Effective Time or at a date thereafter, non-renewal of personal property leases and software licenses used by the Bank in connection with its systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that neither HB nor the Bank shall be obligated to take any such action prior to the Effective Time and, unless HB and the Bank otherwise agree, no conversion shall take place prior to the Effective Time; provided, however, no such request by or behalf of GBCI or Glacier Bank shall interfere materially with the performance of duties by any employee of HB or the Bank.

4.7 Notice of Certain Events; Cooperation. GBCI and HB will each provide the other with prompt written notice of: (a) Any events that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to it; or (b) the commencement of any investigation, action or proceeding against it by or before any court or Governmental Authority that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect with respect to it. In addition, HB shall promptly advise GBCI orally and in writing of any shareholder or other litigation or community-based protests, or any threat of such litigation or protest, against HB or its directors relating in any manner to this Agreement or the transactions contemplated hereby and shall keep GBCI fully informed regarding any such shareholder or other litigation or protests, or threat related thereto, including providing all relevant documentation reasonably requested. No settlement shall be agreed to without GBCI’s prior written consent. In addition, HB will notify GBCI in the event it or any HB Subsidiary acquires a fee ownership or leasehold interest in any real property, as specified in Section 4.1.2.

4.8 Confidentiality. Subject to the requirements of law, each party will keep confidential, and will exercise its best efforts to cause its representatives to keep confidential, all information and documents obtained pursuant to this Agreement unless such information (a) is required by Law to be disclosed, (b) becomes available to such party from other sources not bound by a confidentiality obligation, (c) is disclosed with prior written approval of the party to which such information pertains or is disclosed in a legal action between the parties relating to this Agreement or the Transaction, or (d) is or becomes public without fault of the subject party. If this Agreement is terminated or the Merger otherwise fails to be consummated, each party to this Agreement will remain bound by the terms of the confidentiality agreement dated November 7, 2018, which will continue in accordance with its terms.

4.9 Listing. GBCI shall cause to be filed with the Nasdaq Stock Market such notices of issuance or related forms as may be necessary or appropriate in connection with issuance of the GBCI Shares in the Merger.

4.10 Blue Sky Filings. GBCI will use its reasonable best efforts to obtain, prior to the mailing of the Registration Statement, any necessary state securities laws or “Blue Sky” permits and approvals.

4.11 Tax Matters.

4.11.1 Tax Treatment. Neither GBCI and its Subsidiaries nor HB and the HB Subsidiaries will take or cause to be taken any action that would or could reasonably be expected to prevent the Transactions from qualifying as a reorganization under IRC Section 368(a), other than treating any cash paid, whether for fractional shares, Dissenting Shares, or otherwise, as taxable.

4.11.2 Tax Returns. During the period from the date of this Agreement to the Effective Time, HB and each of its Subsidiaries will prepare and timely file, or cause to be prepared and timely filed, all Tax Returns required to be filed during such period (each, a “Post-Signing Return”) by each such entity, and will timely pay all Taxes that are due and payable during such period with respect to any such Post-Signing Return. The Post-Signing Returns shall include all returns and related reporting required for the tax year ending December 31, 2018 (which returns shall be completed and filed by April 30, 2019), and all such Post-Signing Returns filed by HB and its Subsidiaries will be true, correct, and complete in all material respects and, except as otherwise required by Law, shall be prepared on a basis consistent with the past practice of HB. HB will provide copies of any Post-Signing Return to GBCI at least 20 days prior to the date on which such return will be filed for reasonable review and comment by GBCI, and if reasonably desired by GBCI, consultation with GBCI.

4.12 HB Closing Capital. No earlier than the 15th Business Day prior to the parties’ agreed-upon anticipated date of Closing (the “Anticipated Closing Date”) nor later than the 10th Business Day before the Anticipated Closing Date, HB shall calculate in good faith and provide to GBCI the estimated HB Capital as of the Anticipated Closing Date and shall provide GBCI with a copy of the proposed Subsequent HB Financial Statements and Subsequent Bank Financial Statements for the month preceding the date of calculation (if not already provided in accordance with Section 4.1.8), together with internally prepared financial statements through the date of calculation, estimated retained earnings through the Anticipated Closing Date, the impact of any pending adjustments required in the calculation of the estimated HB Capital, and any other documentation reasonably requested by GBCI for purposes of confirming the amount of such estimated HB Capital. GBCI shall review such materials and, within three Business Days following receipt thereof, notify HB as to whether GBCI accepts or disputes the amount of the estimated HB Capital. If GBCI disputes such calculation in good faith, it shall describe in its notice its specific requested changes or adjustments. If GBCI and HB are unable to resolve such dispute through good faith negotiations within three Business Days after delivery of GBCI’s notice of objection, then the parties shall mutually engage and submit such dispute to, and the same shall be finally resolved by, an accounting firm that is mutually and reasonably acceptable to the parties (the “Independent Accountants”). The Independent Accountants shall review the matter in dispute and, solely as to disputes relating to accounting issues and acting as an expert and not as an arbitrator, determine and report in writing to GBCI and HB the resolution of such disputed matters and the effect of such determinations on the calculation of the HB Capital estimated as of the Anticipated Closing Date (unadjusted for any delay that may have been caused by the Independent Accountants’ review of the matter(s) in dispute), and such determinations shall be final, binding and conclusive unless GBCI and HB mutually agree upon a different amount. The HB Capital estimated as of Closing, as determined and agreed upon in writing by GBCI and HB in accordance with this Section 4.12, is the “HB Closing Capital.” The fees and disbursements of the Independent Accountants pursuant to this Section 4.12 and Section 4.13 below shall be shared equally by GBCI, on the one hand, and HB, on the other hand, and HB’s portion shall be an expense in the calculation of the HB Closing Capital.

4.13 Transaction Related Expenses. No earlier than the 15th Business Day prior to Closing nor later than the 10th Business Day before such Closing, HB shall calculate in good faith the estimated Transaction Related Expenses as of the Closing and shall provide GBCI with a copy of a schedule in the form of Exhibit B detailing each Transaction Related Expense and any other documentation reasonably requested by GBCI for purposes of confirming the amount of such Transaction Related Expenses. GBCI shall review such materials and, within three Business Days following receipt thereof, notify HB as to whether GBCI accepts or disputes the amount of the estimated Transaction Related Expenses. If GBCI disputes such calculation in good faith, it shall describe in its notice its specific requested changes or adjustments. If GBCI and HB are unable to resolve such dispute through good faith negotiations within three Business Days after delivery of GBCI’s notice of objection, then the parties shall mutually engage and submit such dispute to, and the same shall be finally resolved by the Independent Accountants in accordance with the process set forth in Section 4.12. The Transaction Related Expenses estimated as of Closing, as determined and agreed upon in writing by GBCI and HB in accordance with this Section 4.13, are the “Final Transaction Related Expenses.”

4.14 Payment of Dividend; Adjustment to Cash Consideration.

4.14.1 Payment of Dividend. If the HB Closing Capital exceeds the Closing Capital Requirement (i.e., the Closing Capital Differential is a positive number) after making all adjustments required by the terms of this Agreement (including, without limitation in the event the Final Transaction Related Expenses exceed the Maximum Transaction Expense Amount and, for avoidance of doubt, after reserving the amount necessary to pay the HB Total Dividend Equivalent Amount), HB may, upon prior written notice to GBCI and effective immediately prior to the Effective Time, declare and pay a special dividend to its shareholders in an amount per share equal to the Per Share Pre-Closing Dividend.

4.14.2 Adjustment to Cash Consideration. If the HB Closing Capital is less than the Closing Capital Requirement after making all adjustments required by the terms of this Agreement (including, without limitation, in the event the Final Transaction Related Expenses exceed the Maximum Transaction Expense Amount), the Per Share Cash Consideration payable under this Agreement will be reduced on a per share basis as provided in the definition thereof.

4.15 Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, each party will use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger on July 31, 2019; and in any case, as soon as reasonably practicable thereafter, and to otherwise enable consummation of the transactions contemplated by this Agreement, subject to any delays resulting from SEC review or bank regulatory processing.

4.16 GBCI Common Stock Issuable in Merger. The shares of GBCI Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and subject to no preemptive rights.

ARTICLE 5

APPROVALS AND CONDITIONS

5.1 Required Approvals. The obligations of the parties to this Agreement are subject to the approval of this Agreement and the Transactions by all appropriate Governmental Entities having jurisdiction with respect thereto; provided, however, that no such consent or approval will have imposed any condition or requirement not normally imposed in such transactions that, in the commercially reasonable opinion of GBCI, would deprive GBCI of the economic or business benefits of the Transactions.

5.2 Conditions to Obligations of GBCI. All obligations of GBCI pursuant to this Agreement are subject to satisfaction of the following conditions at or before Closing:

5.2.1 Representations and Warranties. The representations and warranties of HB and the Bank contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are not qualified as to materiality will be true and correct in all material respects at Closing (other than the representations and warranties contained in the first sentence of Section 3.1.1 and in Sections 3.1.2, 3.1.3(a), 3.1.3(b), 3.1.19, and 3.1.20, which will be true and correct in all respects at Closing), and the representations and warranties of HB and the Bank contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are qualified as to materiality will be true and correct at Closing, all with the same force and effect as though such representations and warranties had been made on and as of Closing (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). HB and the Bank will have delivered to GBCI a certificate to that effect, executed by a duly authorized officer of HB and the Bank and dated as of Closing.

5.2.2 Compliance. HB will have performed and complied, and will have caused the Bank to perform and comply, in all material respects with all terms, covenants and conditions of this Agreement on or before Closing. HB will have delivered to GBCI a certificate to that effect, executed by a duly authorized officer of HB and dated as of Closing.

5.2.3 Continued Effectiveness of Agreements.

(a) Agreements entered into as described in Recital E shall continue in full force and effect.

(b) The individuals listed on Schedule 5.2.3(b) shall have entered into agreements with GBCI or Glacier Bank as described in Recital F and such agreements shall continue in full force and effect.

5.2.4 Closing Capital and Financial Statements. HB will have delivered to GBCI the financial information set forth in Section 4.12, and the parties will have agreed upon the amount of HB Closing Capital pursuant to the terms of Section 4.12.

5.2.5 Transaction Related Expenses. HB will have delivered to GBCI the information set forth in Section 4.13 and the parties will have agreed upon the amount of Final Transaction Related Expenses pursuant to the terms of Section 4.13.

5.2.6 Dissenting Shares. Proposed Dissenting Shares must not represent more than 10 percent of the outstanding shares of HB Stock.

5.2.7 No Material Adverse Effect. Since December 31, 2018, (a) and since the Execution Date, there will have been no material damage, destruction, or loss (whether or not covered by insurance) and no other event, individually or in the aggregate, constituting a Material Adverse Effect with respect to HB or (b) the commencement of any proceeding against HB or the Bank that, individually or in the aggregate, is reasonably expected to have a Material Adverse Effect with respect to HB.

5.2.8 No Legal Proceedings. No action or proceeding will have been commenced or threatened by any Governmental Authority to restrain or prohibit or invalidate the Merger.

5.2.9 Tax Opinion. GBCI will have obtained from Miller Nash Graham & Dunn, LLP and delivered to HB, an opinion addressed to GBCI (subject to reasonable limitations, conditions and assumptions) to the effect that on the basis of facts, representations and assumptions set forth in such opinion, each of the Merger and the Bank Merger will be a reorganization within the meaning of IRC Section 368(a).

5.2.10 Corporate and Shareholder Action. Each of the following will have adopted or approved the Merger and the Bank Merger, as applicable: (a) the boards of directors of HB and the Bank; (b) HB, as sole shareholder of the Bank; and (c) the shareholders of HB.

5.2.11 Resignation of Directors. The directors of HB and the Bank will have tendered their written resignations from the respective board of directors of HB and the Bank, to be effective upon consummation of the Merger or the Bank Merger, as applicable.

5.2.12 Fairness Opinion. HB will have received the Fairness Opinion, and such Fairness Opinion shall not have been modified or withdrawn.

5.2.13 Registration Statement. The Registration Statement, as it may have been amended, required in connection with the issuance of the GBCI Shares, and as described in Section 4.2, will have become effective, and no stop order suspending the effectiveness of such Registration Statement will have been issued or remain in effect, and no proceedings for that purpose will have been initiated or threatened by the SEC, the basis for which still exists.

5.2.14 No Change in Loan Review. HB will have provided to GBCI the reports reasonably requested by GBCI under Section 4.1.13, and neither these reports nor any examinations conducted by GBCI under Section 4.1.13 will have revealed a change in either: (a) the information set forth in Schedule 3.1.14 or (b) information revealed during GBCI’s previous examinations of the Bank’s loans, in either case which change constitutes a Material Adverse Effect.

5.2.15 Payment of Trust Preferred Securities. HB shall have satisfied in full the requirements of Section 4.1.3(h).

5.3 Conditions to Obligations of HB. All obligations of HB pursuant to this Agreement are subject to satisfaction of the following conditions at or before Closing:

5.3.1 Representations and Warranties. The representations and warranties of GBCI and Glacier Bank contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are not qualified as to materiality will be true and correct in all material respects at Closing (other than the representations and warranties contained in Sections 3.2.1 and 3.2.2(a), which will be true and correct in all respects at Closing), and the representations and warranties of GBCI and Glacier Bank contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are qualified as to materiality will be true and correct at Closing, all with the same force and effect as though such representations and warranties had been made on and as of Closing (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). GBCI and Glacier Bank will have delivered to HB a certificate to that effect, executed by a duly authorized officer of GBCI and Glacier Bank and dated as of Closing.

5.3.2 Compliance. GBCI and Glacier Bank will have performed and complied, in all material respects, with all terms, covenants and conditions of this Agreement on or before Closing. GBCI and Glacier Bank will have delivered to HB a certificate to that effect, executed by a duly authorized officer of GBCI and Glacier Bank and dated as of Closing.

5.3.3 No Governmental Proceedings. No action or proceeding will have been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the Merger.

5.3.4 No Material Adverse Effect. Since December 31, 2018, (a) there will have been no material damage, destruction or loss (whether or not covered by insurance) and no other event, individually or in the aggregate, constituting a Material Adverse Effect with respect to GBCI, or (b) the commencement of any proceeding against GBCI or any of its Subsidiaries that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to GBCI.

5.3.5 Registration Statement. The Registration Statement will have become effective as specified in Section 5.2.12, and no stop order suspending the effectiveness of such Registration Statement will have been issued or remain in effect, and no proceedings for that purpose will have been initiated or threatened by the SEC, the basis for which still exists.

5.3.6 Tax Opinion. HB will have obtained from Luse Gorman, PC and delivered to GBCI, an opinion addressed to HB (subject to reasonable limitations, conditions and assumptions) to the effect that on the basis of facts, representations and assumptions set forth in such opinion, each of the Merger and the Bank Merger will be a reorganization within the meaning of IRC Section 368(a).

5.3.7 Payments to the Exchange Agent. GBCI will have deposited the Exchange Fund with the Exchange Agent.

5.3.8 Approval of HB Shareholders. The shareholders of HB will have approved this Agreement and the Merger by the requisite vote under Nevada law and HB’s Articles of Incorporation and Bylaws, as applicable.

ARTICLE 6

DIRECTORS, OFFICERS AND EMPLOYEES

6.1 Director, Executive Officer and Shareholder Agreements. As a condition to the execution of this Agreement, the directors, executive officers, and principal shareholders described in Recital E have entered into the written agreements described in Recital E on or before the Execution Date. Such agreements will take effect at the Effective Date unless otherwise noted in the applicable agreement.

6.2 Employee Benefit Issues.

6.2.1 Comparability of Benefits. GBCI’s and Glacier Bank’s personnel policies will apply to any current Employees who are retained after the Effective Time. Such retained Employees will be eligible to participate in all of the benefit plans of GBCI that are generally available to similarly situated employees of GBCI and/or Glacier Bank in accordance with and subject to the terms of such plans.

6.2.2 Treatment of Past Service. For purposes of such participation, current Employees’ prior service with HB and/or the Bank will constitute prior service with GBCI or Glacier Bank for purposes of determining eligibility and vesting (including but not limited to vacation time and participation and benefits under the applicable GBCI or Glacier Bank severance plan for employees in effect at the time of any termination).

6.2.3 No Contract Created. Nothing in this Agreement will give any Employee a right to employment or continuing employment.

6.2.4 Severance Eligibility. Any current Employees (a) who are not entitled to severance, change in control, or other payments at or in connection with Closing under the Compensation Plans set forth in Schedule 3.1.17 or otherwise and (b) are not offered a position by GBCI or retained by Glacier Bank following the Closing will receive severance payments in accordance with Glacier Bank’s severance policy in effect at the Closing on the basis of the number of years of prior service with HB and the Bank, at the expense of GBCI.

6.3 Indemnification of Directors and Executive Officers. For a period of six years from and after the Effective Date, GBCI will indemnify and defend each present and former director and officer of HB and the Bank from and against any and all claims, losses, liabilities, judgments, fines, damages, costs, and expenses (including reasonable attorneys’ fees) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, or investigative, arising out of actions or omissions accruing at or prior to the Effective Time, including, without limitation, the Merger to the fullest extent that HB and/or the Bank is currently permitted to indemnify (and advance expenses to) its directors and officers under applicable law, including federal banking law, and under their respective articles of incorporation or bylaws in effect on the Execution Date provided, however that all rights to indemnification in respect of any claim asserted or made in accordance with this Section 6.3 shall continue until the final disposition of such claim. GBCI shall advance expenses to the indemnified parties to the fullest extent that such indemnified parties would be entitled under HB’s articles of incorporation and bylaws. Any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standard set forth under HB’s or the Bank’s articles of incorporation or bylaws will be made by independent counsel (which will not be counsel that provides any services to GBCI or any of its Subsidiaries) selected by GBCI and reasonably acceptable to such officer or director. Prior to the Effective Time, GBCI will use commercially reasonable efforts to purchase, and HB will cooperate in its efforts to purchase, a six-year tail policy for HB’s current directors’ and officers’ liability insurance and fully pay for such policy prior to the Effective Time, provided, that GBCI may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable. The cost of such policy or policies will be included as and in the calculation of Transaction Related Expenses.

ARTICLE 7

TERMINATION OF AGREEMENT AND ABANDONMENT OF TRANSACTION

7.1 Termination by Reason of Lapse of Time. If Closing does not occur on or before November 30, 2019 (the “Outside Date”), either GBCI or HB may terminate this Agreement and the Merger if both of the following conditions are satisfied:

7.1.1 the terminating party’s board of directors decides to terminate by a majority vote of all of its members; and

7.1.2 the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination; provided that, if as of such Outside Date, the condition to Closing set forth in Section 5.1 shall not have been satisfied, then the Outside Date will be extended to on or before January 31, 2020, if GBCI notifies HB in writing on or prior to the Outside Date of its election to extend the Outside Date; and provided, further that, the right to terminate this Agreement pursuant to this Section 7.1 shall not be available to any party whose failure to perform or observe the covenants and agreements of such party set forth in this Agreement resulted in the failure of the Merger to be completed by the applicable Outside Date.

7.2 Termination Due to GBCI Average Closing Price Greater Than $50.59.

7.2.1 GBCI’s Right to Terminate. By specific action of its board of directors, GBCI may terminate this Agreement and the Merger by written notice to HB on the Business Day immediately following the Determination Date, if the GBCI Average Closing Price is greater than $50.59 (without taking into account the declaration or effects of a stock dividend, stock split, reverse stock split or similar transaction involving the issuance of GBCI Common Stock for which no consideration is received between the Execution Date and the Determination Date). Prior to a termination pursuant to this Section 7.2.1, the parties will have made appropriate adjustments to take into account the declaration or effects of a stock dividend, stock split, reverse stock split, or similar transaction involving the issuance of GBCI Common Stock for which no consideration is received between the Execution Date and the Determination Date.

7.2.2 HB’s Right to Adjust Consideration. If GBCI provides written notice to HB in accordance with Section 7.2.1, then within three Business Days following HB’s receipt of such notice, HB may elect by written notice to GBCI to accept an adjustment to the Per Share Stock Consideration through the issuance of fewer GBCI Shares; in such event, the Per Share Stock Consideration Value shall equal $202.36. If HB makes such election to accept a decrease in the number of GBCI Shares to be issued as the Per Share Stock Consideration, no termination will occur pursuant to Section 7.3.1, and this Agreement will remain in effect according to its terms (except as the Per Share Stock Consideration has been adjusted).

7.3 Termination Due to GBCI Average Closing Price Less Than $37.39.

7.3.1 HB’s Right to Terminate. By specific action of its board of directors, HB may terminate this Agreement and the Merger by written notice to GBCI on the Business Day immediately following the Determination Date, if the GBCI Average Closing Price is (a) less than $37.39 and the price of GBCI Common Stock has, during the period from the Execution Date through the Determination Date, underperformed the KBW Regional Bank Index by more than 15 percentage points, or (b) less than $35.19. Prior to a termination pursuant to this Section 7.3.1, the parties will have made appropriate adjustments to take into account the declaration or effects of a stock dividend, stock split, reverse stock split or similar transaction involving the issuance of GBCI Common Stock for which no consideration is received between the Execution Date and the Determination Date.

7.3.2 GBCI’s Right to Adjust Consideration. If HB provides written notice to GBCI in accordance with Section 7.3.1, then within three Business Days following GBCI’s receipt of such notice, GBCI may elect by written notice to HB to:

(a) In the event of a termination pursuant to Section 7.3.1(a), adjust the Per Share Stock Consideration (or in GBCI’s discretion Per Share Cash Consideration, or a combination thereof) such that the Total Consideration Value Per Share equals $161.56 (based on the GBCI Average Closing Price rounded up to the nearest whole share).

(b) In the event of a termination by HB pursuant to Section 7.3.1(b), adjust the Per Share Stock Consideration (or in GBCI’s discretion the Per Share Cash Consideration, or a combination thereof) such that the Total Consideration Value Per Share equals $152.76 (based on the GBCI Average Closing Price rounded up to the nearest whole share).

7.3.3 Effect of GBCI Election. If GBCI makes such election to increase the Per Share Stock Consideration or Per Share Cash Consideration (or a combination thereof) pursuant to Section 7.3.2, no termination will occur pursuant to Section 7.3.1, and this Agreement will remain in effect according to its terms (except as the Per Share Stock Consideration and/or Per Share Cash Consideration has been adjusted).

7.4 Other Grounds for Termination. This Agreement and the Merger may be terminated at any time before Closing (whether before or after applicable approval of this Agreement by HB’s shareholders, unless otherwise provided) by HB (on behalf of itself and the Bank) or GBCI (on behalf of itself and Glacier Bank) as follows:

7.4.1 Mutual Consent. By mutual consent of HB and GBCI, if the board of directors of each party agrees to terminate by a majority vote of all of its members.

7.4.2 No Regulatory Approvals. By HB or GBCI, if a Governmental Authority that must grant a Requisite Regulatory Approval has denied a Requisite Regulatory Approval or a Requisite Regulatory Approval is conditioned on a substantial deviation from the Merger; provided, however, that either party will have 15 Business Days following receipt of any denial to appeal the decision, and if such appeal is timely made, either party will have 60 days to prosecute diligently and overturn such denial, and such other party may not terminate this Agreement pursuant to this Section 7.4.2 during such period of time; provided further, however, either party shall be entitled to terminate this Agreement pursuant to the terms of Section 7.1 during such period of time.

7.4.3 Breach of Representation. By HB or GBCI (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement if they are not qualified as to materiality and is not then in breach of any of its representations, warranties, agreements or covenants in this Agreement if they are qualified as to materiality) if there has been a material breach of any of the representations or warranties set forth in this Agreement that are not qualified as to materiality or a breach of any of the representations or warranties set forth in this Agreement that are qualified as to materiality on the part of the other party, which breach is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such 30-day period; provided, however, that neither party will have the right to terminate this Agreement pursuant to this Section 7.4.3 unless the breach of such representation or warranty, together with any other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 5.2.1 (in the case of a breach of a representation or warranty by HB) or Section 5.3.1 (in the case of a breach of a representation or warranty by GBCI).

7.4.4 Breach of Covenant. By HB or GBCI (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement if they are not qualified as to materiality and is not then in breach of any of its representations, warranties, agreements or covenants in this Agreement if they are qualified as to materiality) if there has been a material breach of any of the covenants or agreements set forth in this Agreement that are not qualified as to materiality or a breach of any of the covenants or agreements set forth in this Agreement that are qualified as to materiality on the part of the other party, which breach is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such 30-day period.

7.4.5 Failure to Recommend or Obtain Shareholder Approval. By GBCI (provided that GBCI is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement), if (a) HB’s board of directors (i) fails to recommend to its shareholders the approval of the Merger or (ii) modifies, withdraws, or changes in a manner adverse to GBCI its recommendation to shareholders to approve the Merger; or (b) HB’s shareholders elect not to approve the Merger.

7.4.6 Dissenting Shares. By GBCI, if holders of 10 percent or more of the outstanding shares of HB Stock are Proposed Dissenting Shares.

7.4.7 Superior Proposal—Termination by HB. By the board of directors of HB upon written notice to GBCI if such board of directors has in good faith determined that an Acquisition Proposal received by HB constitutes a Superior Proposal; provided, however, that HB may not terminate this Agreement pursuant to this Section 7.4.7 unless (a) it has not breached Section 4.1.10 or Section 4.2.2, (b) immediately following the delivery of such notice of termination, it enters into a definitive acquisition agreement relating to such Superior Proposal, (c) it has provided GBCI at least five days’ prior written notice advising GBCI that the board of directors of HB is prepared to accept a Superior Proposal and has given GBCI, if it so elects, an opportunity to amend the terms of this Agreement (and negotiated with GBCI in good faith with respect to such terms) in such a manner as would enable HB’s board of directors to proceed with the Merger, and (d) simultaneously upon entering into such definitive acquisition agreement relating to such Superior Proposal referred to in clause (b), it delivers to GBCI the Break-Up Fee.

7.4.8 Superior Proposal—Termination by GBCI. By GBCI upon written notice to HB if an Acquisition Event will have occurred.

7.5 Break-Up Fee. If this Agreement is terminated pursuant to Section 7.4.5(a), Section 7.4.7, or Section 7.4.8, then HB will immediately pay to GBCI $10,000,000 (the “Break-Up Fee”). If this Agreement is terminated pursuant to Section 7.4.5(b), or by GBCI pursuant to Section 7.4.4 for breach of either Section 4.1.10 or Section 4.2.2, and within 18 months after such termination, HB or the Bank enters into an agreement, or publicly announces an intention, to engage in an Acquisition Event, or within 18 months after such termination an Acquisition Event occurs, then HB will promptly following such entry, announcement, or occurrence pay to GBCI the Break-Up Fee.

7.6 Cost Allocation Upon Termination; Limitations; Break-Up Fee as Liquidated Damages. In connection with the termination of this Agreement under this Article, except as provided in Section 7.5, each party will pay its own out-of-pocket costs incurred in connection with this Agreement and will have no liability to the other parties arising from such termination, except that in the event of a termination under Section 7.4.3 or Section 7.4.4 in a circumstance in which no Break-Up Fee is paid, no party will be relieved from any liability arising out of the underlying breach by reason of such termination. The parties acknowledge and agree that the agreements contained in Section 7.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither party would enter into this Agreement. Any amount payable by HB pursuant to Section 7.5 constitutes liquidated damages and not a penalty and shall be the sole monetary remedy of GBCI in the event of termination of this Agreement under circumstances that give rise to payment of the Break-Up Fee. In the event that HB fails to pay the Break-Up Fee when due, then (a) HB shall reimburse GBCI for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in connection with the collection of unpaid or overdue amounts, and (b) HB shall pay to GBCI interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the prime rate published in The Wall Street Journal on the date such payment was required to be made, plus 2 percent.

ARTICLE 8

MISCELLANEOUS

8.1 Notices. Any notice, request, instruction or other document to be given under this Agreement will be in writing and will be delivered personally, sent electronic mail or sent by registered or certified mail or overnight Federal Express service, postage prepaid, addressed as follows:

GBCI:	Glacier Bancorp, Inc. 49 Commons Loop Kalispell, Montana 59901 Attn: Randall M. Chesler. President and CEO Email:rchesler@glacierbancorp.com

with a copy to:	Miller Nash Graham & Dunn LLP Pier 70 2801 Alaskan Way, Suite 300 Seattle, Washington 98121-1128 Attn: Stephen M. Klein David G. Post Email: stephen.klein@millernash.com david.post@millernash.com

HB and the Bank:	Heritage Bancorp 2330 South Virginia Street Reno, Nevada 89502 Attn: Stanley Wilmoth, President and CEO Email:swilmoth@heritagebanknevada.com

with a copy to:	Luse Gorman, PC 5335 Wisconsin Avenue, NW, Suite 780 Washington, DC 20015 Attn: Lawrence M.F. Spaccasi Email:lspaccasi@luselaw.com or to such other address or Person as any party may designate by written notice to the other given under this Section 8.1.

8.2 Waivers and Extensions. Subject to Article 9, any party may grant waivers or extensions to the other parties, but only through a written instrument executed by the President and/or CEO of the party granting the waiver or extension. Waivers or extensions that do not comply with the preceding sentence are not effective. In accordance with this Section 8.2, a party may extend the time for the performance of any of the obligations or other acts of any other party, and may waive:

8.2.1 any inaccuracies of any other party in the representations and warranties contained in this Agreement or in any document delivered in connection with this Agreement;

8.2.2 compliance with any of the covenants of any other party; and

8.2.3 any other party’s performance of any obligations under this Agreement and any other condition precedent set out in Article 5.

8.3 Construction and Execution in Counterparts. Except as otherwise expressly provided in this Agreement, this Agreement: (a) covers the entire understanding of the parties, and no modification or amendment of its terms or conditions will be effective unless in writing and signed by the parties or their respective duly authorized agents; (b) will not be interpreted by reference to any of the titles or headings to the sections or subsections of this Agreement, which have been inserted for convenience only and are not deemed a substantive part of this Agreement; (c) is deemed to include all amendments to this Agreement, each of which is made a part of this Agreement by this reference; and (d) may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document. References in this Agreement to Recitals, Sections, Subsections, or Schedules are references to the Recitals, Sections, Subsections, and Schedules of and to this Agreement unless expressly stated otherwise.

8.4 Survival of Representations, Warranties, and Covenants. Except as set forth below, the representations, warranties, agreements and covenants set forth in this Agreement will not survive the Effective Time or termination of this Agreement, except that (a) Section 4.8 (Confidentiality), Section 7.5 (Break-Up Fee), Section 7.6 (Cost Allocation Upon Termination), and Sections 8.3 through 8.8 will survive termination; and (b) the covenants and other agreements in this Agreement that impose duties or obligations on the parties following the Effective Time, including without limitation Section 6.2 (Employee Benefit Issues) and Section 6.3 (Indemnification), will survive the Effective Time. Except as specifically set forth in the preceding sentences, none of the representations, warranties, agreements or covenants contained in this Agreement shall survive the Effective Time, and neither GBCI, Glacier Bank, HB nor the Bank shall have any rights or remedies after Closing with respect to any breach of any such representations, warranties, agreements or covenants.

8.5 Attorneys’ Fees and Costs. In the event of any dispute, claim, arbitration or litigation arising out of or in connection with, or relating to, this Agreement or any breach or alleged breach of this Agreement (“Claim”), the substantially prevailing party on any such Claim will be entitled to reimbursement from the other party of its costs and expenses, including reasonable attorneys’ fees.

8.6 Arbitration. At either party’s request, the parties must submit any Claim to arbitration under the American Arbitration Association’s Commercial Arbitration Rules then in effect (or under any other form of arbitration mutually acceptable to the parties); provided that a party shall not be prevented from seeking injunctive relief in accordance with Sections 8.7 and 8.10 below to enforce this Agreement. A single arbitrator agreed on by the parties will conduct any arbitration. If the parties cannot agree on a single arbitrator within 15 days after service of the demand for arbitration, Claims shall be heard by a panel of three arbitrators, selected as follows: each party shall select one person to act as arbitrator and the two selected shall select a third arbitrator within ten days of their appointment; if the arbitrators selected by the parties fail to select or are unable to agree on the third arbitrator, the third arbitrator shall be selected by the American Arbitration Association. The arbitration decision is final (except as otherwise specifically provided by law) and binds the parties, and either party may request any court having jurisdiction to enter a judgment and to enforce the arbitrator’s decision. The arbitrator will provide the parties with a written decision naming the substantially prevailing party in the action. Any arbitration or related proceedings will take place in Kalispell, Montana.

8.7 Governing Law and Venue. This Agreement will be governed by and construed in accordance with the laws of the State of Montana, except to the extent that federal law may govern certain matters. Subject to the arbitration provisions set forth in Section 8.6, the parties must bring any legal proceeding arising out of this Agreement in the federal district courts of the Missoula Division for the State of Montana. Each party consents to and submits to the jurisdiction of any such federal court.

8.8 Severability. If a court determines that any term of this Agreement is invalid or unenforceable under applicable law, the remainder of this Agreement will not be affected thereby, and each remaining term will continue to be valid and enforceable to the fullest extent permitted by law.

8.9 No Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to confer upon any Person other than the parties any rights or remedies under this Agreement.

8.10 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to seek specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or equity.

ARTICLE 9

AMENDMENTS

Subject to applicable law, this Agreement and the form of any attached Exhibit or Schedule may be amended upon authorization of the boards of directors of the parties, whether before or after the HB Meeting; provided, however, that after approval by HB’s shareholders, no amendment will be made changing the form or reducing the amount of consideration to be received by the shareholders of HB without the further approval of such shareholders. All amendments, modifications, extensions and waivers must be in writing and signed by the party agreeing to the amendment, modification, extension, or waiver.

[signatures on next page]

This Plan and Agreement of Merger is dated as of the date first written above.

GLACIER BANCORP, INC.

By:	/s/ Randall M. Chesler
Randall M. Chesler, President and CEO

GLACIER BANK

By:	/s/ Randall M. Chesler
Randall M. Chesler, President and CEO

HERITAGE BANCORP

By:	/s/ Stanley Wilmoth
Stanley Wilmoth, President and CEO

HERITAGE BANK OF NEVADA

By:	/s/ Stanley Wilmoth
Stanley Wilmoth, President and CEO

[Signature Page to Plan and Agreement of Merger]

EXHIBIT A

Parties to Recital E

Directors

Neva Benton

Robert A. Cashell, Jr.

John Cowee

Russell H. Ernst

Ruth Anne Kelly

Hawley MacLean

Thomas A. McKennie

Connie J. Raszler

Walter A. Roskoski, Jr.

Stanley Wilmoth

Executive Officers

Thomas Traficanti

Lisa Milke

Steven Carrick

Sheryl Malick

Denise Kline

Shareholders

Richard Schield

EXHIBIT B

Form of Transaction-Related Expenses Exhibit

Transaction-Related Expenses*	Estimated	Final
Employee Related
Change-in-Control Cost

Vesting accruals (SERPs)

Retention bonuses

Tail Coverage Insurance**

Professional Expenses
Investment banking—Advisory

Investment banking—Opinion

Legal

Accounting

Other

SUBTOTAL (Employee and Prof.)

Integration/Operations
Data Processing—Termination and Deconversion Fee

Other IT/Systems Termination Cost

SUBTOTAL (IT Contracts)

TOTAL

As provided in the Plan and Agreement of Merger, to the extent Final Transaction Related Expenses exceed the Maximum Transaction Expense Amount, the difference, on an after-tax basis (applying an effective tax rate of 21.0 percent to the extent a particular item is deductible under applicable Tax laws), will be treated as a reduction of HB Capital for purposes of determining HB Closing Capital (regardless of whether such amounts are required to be expensed in accordance with GAAP). If Final Transaction Related Expenses are less than the Maximum Transaction Expense Amount, the difference, on an after-tax basis (applying an effective tax rate of 21.0 percent to the extent a particular item is deductible under applicable Tax laws), will be treated as an increase in HB Capital for such purpose.

*	Figures provided are prior to giving effect to taxes.
**	To include estimated costs of D&O and other insurance tail coverage.

Appendix B

Nevada Revised Statutes

Chapter 78 – Private Corporations

Chapter 92A – Mergers, Conversions, Exchanges and Domestications

NRS 92A.300 – NRS 92A.500

RIGHTS OF DISSENTING OWNERS

NRS 92A.300 Definitions. As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.

(Added to NRS by 1995, 2086)

NRS 92A.305 “Beneficial stockholder” defined. “Beneficial stockholder” means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.

(Added to NRS by 1995, 2087)

NRS 92A.310 “Corporate action” defined. “Corporate action” means the action of a domestic corporation.

(Added to NRS by 1995, 2087)

NRS 92A.315 “Dissenter” defined. “Dissenter” means a stockholder who is entitled to dissent from a domestic corporation’s action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive.

(Added to NRS by 1995, 2087; A 1999, 1631)

NRS 92A.320 “Fair value” defined. “Fair value,” with respect to a dissenter’s shares, means the value of the shares determined:

1. Immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable;

2. Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and

3. Without discounting for lack of marketability or minority status.

(Added to NRS by 1995, 2087; A 2009, 1720)

NRS 92A.325 “Stockholder” defined. “Stockholder” means a stockholder of record or a beneficial stockholder of a domestic corporation.

(Added to NRS by 1995, 2087)

NRS 92A.330 “Stockholder of record” defined. “Stockholder of record” means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee’s certificate on file with the domestic corporation.

(Added to NRS by 1995, 2087)

NRS 92A.335 “Subject corporation” defined. “Subject corporation” means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter’s rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.

(Added to NRS by 1995, 2087)

NRS 92A.340 Computation of interest. Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the rate of interest most recently established pursuant to NRS 99.040.

(Added to NRS by 1995, 2087; A 2009, 1721)

NRS 92A.350 Rights of dissenting partner of domestic limited partnership. A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.

(Added to NRS by 1995, 2088)

NRS 92A.360 Rights of dissenting member of domestic limited-liability company. The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.

(Added to NRS by 1995, 2088)

NRS 92A.370 Rights of dissenting member of domestic nonprofit corporation.

1. Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before the member’s resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

2. Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.

(Added to NRS by 1995, 2088)

NRS 92A.380 Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.

1. Except as otherwise provided in NRS 92A.370 and 92A.390 and subject to the limitation in paragraph (f), any stockholder is entitled to dissent from, and obtain payment of the fair value of the stockholder’s shares in the event of any of the following corporate actions:

(a) Consummation of a plan of merger to which the domestic corporation is a constituent entity:

(1) If approval by the stockholders is required for the merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation, regardless of whether the stockholder is entitled to vote on the plan of merger; or

(2) If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180.

(b) Consummation of a plan of conversion to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be converted.

(c) Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be acquired, if the stockholder’s shares are to be acquired in the plan of exchange.

(d) Any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

(e) Accordance of full voting rights to control shares, as defined in NRS 78.3784, only to the extent provided for pursuant to NRS 78.3793.

(f) Any corporate action not described in this subsection that will result in the stockholder receiving money or scrip instead of a fraction of a share except where the stockholder would not be entitled to receive such payment pursuant to NRS 78.205, 78.2055 or 78.207. A dissent pursuant to this paragraph applies only to the fraction of a share, and the stockholder is entitled only to obtain payment of the fair value of the fraction of a share.

2. A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating the entitlement unless the action is unlawful or fraudulent with respect to the stockholder or the domestic corporation.

3. Subject to the limitations in this subsection, from and after the effective date of any corporate action described in subsection 1, no stockholder who has exercised the right to dissent pursuant to NRS 92A.300 to 92A.500, inclusive, is entitled to vote his or her shares for any purpose or to receive payment of dividends or any other distributions on shares. This subsection does not apply to dividends or other distributions payable to stockholders on a date before the effective date of any corporate action from which the stockholder has dissented. If a stockholder exercises the right to dissent with respect to a corporate action described in paragraph (f) of subsection 1, the restrictions of this subsection apply only to the shares to be converted into a fraction of a share and the dividends and distributions to those shares.

(Added to NRS by 1995, 2087; A 2001, 1414, 3199; 2003, 3189; 2005, 2204; 2007, 2438; 2009, 1721; 2011, 2814)

NRS 92A.390 Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger.

1. There is no right of dissent with respect to a plan of merger, conversion or exchange in favor of stockholders of any class or series which is:

(a) A covered security under section 18(b)(1)(A) or (B) of the Securities Act of 1933, 15 U.S.C. § 77r(b)(1)(A) or (B), as amended;

(b) Traded in an organized market and has at least 2,000 stockholders and a market value of at least $20,000,000, exclusive of the value of such shares held by the corporation’s subsidiaries, senior executives, directors and beneficial stockholders owning more than 10 percent of such shares; or

(c) Issued by an open end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940, 15 U.S.C. §§ 80a-1 et seq., as amended, and which may be redeemed at the option of the holder at net asset value, unless the articles of incorporation of the corporation issuing the class or series or the resolution of the board of directors approving the plan of merger, conversion or exchange expressly provide otherwise.

2. The applicability of subsection 1 must be determined as of:

(a) The record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the corporate action requiring dissenter’s rights; or

(b) The day before the effective date of such corporate action if there is no meeting of stockholders.

3. Subsection 1 is not applicable and dissenter’s rights are available pursuant to NRS 92A.380 for the holders of any class or series of shares who are required by the terms of the corporate action requiring dissenter’s rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in subsection 1 at the time the corporate action becomes effective.

4. There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.

5. There is no right of dissent for any holders of stock of the parent domestic corporation if the plan of merger does not require action of the stockholders of the parent domestic corporation under NRS 92A.180.

(Added to NRS by 1995, 2088; A 2009, 1722; 2013, 1285)

NRS 92A.400 Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.

1. A stockholder of record may assert dissenter’s rights as to fewer than all of the shares registered in his or her name only if the stockholder of record dissents with respect to all shares of the class or series beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf the stockholder of record asserts dissenter’s rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the partial dissenter dissents and his or her other shares were registered in the names of different stockholders.

2. A beneficial stockholder may assert dissenter’s rights as to shares held on his or her behalf only if the beneficial stockholder:

(a) Submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter’s rights; and

(b) Does so with respect to all shares of which he or she is the beneficial stockholder or over which he or she has power to direct the vote.

(Added to NRS by 1995, 2089; A 2009, 1723)

NRS 92A.410 Notification of stockholders regarding right of dissent.

1. If a proposed corporate action creating dissenter’s rights is submitted to a vote at a stockholders’ meeting, the notice of the meeting must state that stockholders are, are not or may be entitled to assert dissenter’s rights under NRS 92A.300 to 92A.500, inclusive. If the domestic corporation concludes that dissenter’s rights are or may be available, a copy of NRS 92A.300 to 92A.500, inclusive, must accompany the meeting notice sent to those record stockholders entitled to exercise dissenter’s rights.

2. If the corporate action creating dissenter’s rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenter’s rights that the action was taken and send them the dissenter’s notice described in NRS 92A.430.

(Added to NRS by 1995, 2089; A 1997, 730; 2009, 1723; 2013, 1286)

NRS 92A.420 Prerequisites to demand for payment for shares.

1. If a proposed corporate action creating dissenter’s rights is submitted to a vote at a stockholders’ meeting, a stockholder who wishes to assert dissenter’s rights with respect to any class or series of shares:

(a) Must deliver to the subject corporation, before the vote is taken, written notice of the stockholder’s intent to demand payment for his or her shares if the proposed action is effectuated; and

(b) Must not vote, or cause or permit to be voted, any of his or her shares of such class or series in favor of the proposed action.

2. If a proposed corporate action creating dissenter’s rights is taken by written consent of the stockholders, a stockholder who wishes to assert dissenter’s rights with respect to any class or series of shares must not consent to or approve the proposed corporate action with respect to such class or series.

3. A stockholder who does not satisfy the requirements of subsection 1 or 2 and NRS 92A.400 is not entitled to payment for his or her shares under this chapter.

(Added to NRS by 1995, 2089; A 1999, 1631; 2005, 2204; 2009, 1723; 2013, 1286)

NRS 92A.430 Dissenter’s notice: Delivery to stockholders entitled to assert rights; contents.

1. The subject corporation shall deliver a written dissenter’s notice to all stockholders of record entitled to assert dissenter’s rights in whole or in part, and any beneficial stockholder who has previously asserted dissenter’s rights pursuant to NRS 92A.400.

2. The dissenter’s notice must be sent no later than 10 days after the effective date of the corporate action specified in NRS 92A.380, and must:

(a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

(b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter’s rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d) Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered and state that the stockholder shall be deemed to have waived the right to demand payment with respect to the shares unless the form is received by the subject corporation by such specified date; and

(e) Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

(Added to NRS by 1995, 2089; A 2005, 2205; 2009, 1724; 2013, 1286)

NRS 92A.440 Demand for payment and deposit of certificates; loss of rights of stockholder; withdrawal from appraisal process.

1. A stockholder who receives a dissenter’s notice pursuant to NRS 92A.430 and who wishes to exercise dissenter’s rights must:

(a) Demand payment;

(b) Certify whether the stockholder or the beneficial owner on whose behalf he or she is dissenting, as the case may be, acquired beneficial ownership of the shares before the date required to be set forth in the dissenter’s notice for this certification; and

(c) Deposit the stockholder’s certificates, if any, in accordance with the terms of the notice.

2. If a stockholder fails to make the certification required by paragraph (b) of subsection 1, the subject corporation may elect to treat the stockholder’s shares as after-acquired shares under NRS 92A.470.

3. Once a stockholder deposits that stockholder’s certificates or, in the case of uncertified shares makes demand for payment, that stockholder loses all rights as a stockholder, unless the stockholder withdraws pursuant to subsection 4.

4. A stockholder who has complied with subsection 1 may nevertheless decline to exercise dissenter’s rights and withdraw from the appraisal process by so notifying the subject corporation in writing by the date set forth in the dissenter’s notice pursuant to NRS 92A.430. A stockholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the subject corporation’s written consent.

5. The stockholder who does not demand payment or deposit his or her certificates where required, each by the date set forth in the dissenter’s notice, is not entitled to payment for his or her shares under this chapter.

(Added to NRS by 1995, 2090; A 1997, 730; 2003, 3189; 2009, 1724)

NRS 92A.450 Uncertificated shares: Authority to restrict transfer after demand for payment. The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

(Added to NRS by 1995, 2090; A 2009, 1725)

NRS 92A.460 Payment for shares: General requirements.

1. Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment pursuant to NRS 92A.440, the subject corporation shall pay in cash to each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of the dissenter’s shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:

(a) Of the county where the subject corporation’s principal office is located;

(b) If the subject corporation’s principal office is not located in this State, in the county in which the corporation’s registered office is located; or

(c) At the election of any dissenter residing or having its principal or registered office in this State, of the county where the dissenter resides or has its principal or registered office.

The court shall dispose of the complaint promptly.

2. The payment must be accompanied by:

(a) The subject corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders’ equity for that year or, where such financial statements are not reasonably available, then such reasonably equivalent financial information and the latest available quarterly financial statements, if any;

(b) A statement of the subject corporation’s estimate of the fair value of the shares; and

(c) A statement of the dissenter’s rights to demand payment under NRS 92A.480 and that if any such stockholder does not do so within the period specified, such stockholder shall be deemed to have accepted such payment in full satisfaction of the corporation’s obligations under this chapter.

(Added to NRS by 1995, 2090; A 2007, 2704; 2009, 1725; 2013, 1287)

NRS 92A.470 Withholding payment for shares acquired on or after date of dissenter’s notice: General requirements.

1. A subject corporation may elect to withhold payment from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenter’s notice as the first date of any announcement to the news media or to the stockholders of the terms of the proposed action.

2. To the extent the subject corporation elects to withhold payment, within 30 days after receipt of a demand for payment pursuant to NRS 92A.440, the subject corporation shall notify the dissenters described in subsection 1:

(a) Of the information required by paragraph (a) of subsection 2 of NRS 92A.460;

(b) Of the subject corporation’s estimate of fair value pursuant to paragraph (b) of subsection 2 of NRS 92A.460;

(c) That they may accept the subject corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under NRS 92A.480;

(d) That those stockholders who wish to accept such an offer must so notify the subject corporation of their acceptance of the offer within 30 days after receipt of such offer; and

(e) That those stockholders who do not satisfy the requirements for demanding appraisal under NRS 92A.480 shall be deemed to have accepted the subject corporation’s offer.

3. Within 10 days after receiving the stockholder’s acceptance pursuant to subsection 2, the subject corporation shall pay in cash the amount offered under paragraph (b) of subsection 2 to each stockholder who agreed to accept the subject corporation’s offer in full satisfaction of the stockholder’s demand.

4. Within 40 days after sending the notice described in subsection 2, the subject corporation shall pay in cash the amount offered under paragraph (b) of subsection 2 to each stockholder described in paragraph (e) of subsection 2.

(Added to NRS by 1995, 2091; A 2009, 1725; 2013, 1287)

NRS 92A.480 Dissenter’s estimate of fair value: Notification of subject corporation; demand for payment of estimate.

1. A dissenter paid pursuant to NRS 92A.460 who is dissatisfied with the amount of the payment may notify the subject corporation in writing of the dissenter’s own estimate of the fair value of his or her shares and the amount of interest due, and demand payment of such estimate, less any payment pursuant to NRS 92A.460. A dissenter offered payment pursuant to NRS 92A.470 who is dissatisfied with the offer may reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his or her shares and interest due.

2. A dissenter waives the right to demand payment pursuant to this section unless the dissenter notifies the subject corporation of his or her demand to be paid the dissenter’s stated estimate of fair value plus interest under subsection 1 in writing within 30 days after receiving the subject corporation’s payment or offer of payment under NRS 92A.460 or 92A.470 and is entitled only to the payment made or offered.

(Added to NRS by 1995, 2091; A 2009, 1726)

NRS 92A.490 Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.

1. If a demand for payment pursuant to NRS 92A.480 remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded by each dissenter pursuant to NRS 92A.480 plus interest.

2. A subject corporation shall commence the proceeding in the district court of the county where its principal office is located in this State. If the principal office of the subject corporation is not located in this State, the right to dissent arose from a merger, conversion or exchange and the principal office of the surviving entity, resulting entity or the entity whose shares were acquired, whichever is applicable, is located in this State, it shall commence the proceeding in the county where the principal office of the surviving entity, resulting entity or the entity whose shares were acquired is located. In all other cases, if the principal office of the subject corporation is not located in this State, the subject corporation shall commence the proceeding in the district court in the county in which the corporation’s registered office is located.

3. The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares.

All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

5. Each dissenter who is made a party to the proceeding is entitled to a judgment:

(a) For the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the subject corporation; or

(b) For the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.

(Added to NRS by 1995, 2091; A 2007, 2705; 2009, 1727; 2011, 2815; 2013, 1288)

NRS 92A.500 Assessment of costs and fees in certain legal proceedings.

1. The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

2. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

(b) Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

4. In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

5. To the extent the subject corporation fails to make a required payment pursuant to NRS 92A.460, 92A.470 or 92A.480, the dissenter may bring a cause of action directly for the amount owed and, to the extent the dissenter prevails, is entitled to recover all expenses of the suit.

6. This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68.

Appendix C

April 3, 2019

Board of Directors

Heritage Bancorp

2330 South Virginia Street

Reno, NV 89502

Members of the Board:

We understand that Heritage Bancorp (“HB”), and Heritage Bank of Nevada, a wholly owned subsidiary of HB (the “Bank”) proposes to enter into a Plan and Agreement of Merger (the “Agreement”) with Glacier Bancorp, Inc. (“GBCI”), pursuant to which, among other things, HB will merge with and into GBCI (the “Merger”). Immediately following the merger of HB into GBCI, the Bank will be merged with and into Glacier Bank, with Glacier Bank as the resulting bank. The Transaction calls for each outstanding share of the common stock of HB (the “HB Common Stock”) issued and outstanding immediately prior to the Effective Time (including any shares of HB Common Stock issued upon the exercise of HB Stock Options) shall be converted into and shall represent the right to receive from GBCI a unit consisting of (a) $12.00 in cash per share (the “Per Share Cash Consideration”) and (b) 4.00 shares of GBCI Common Stock (the “Per Share Stock Consideration”). The Per Share Cash Consideration and the Per Share Stock Consideration, taken together, are referred to herein as the “Merger Consideration.” The final Merger Consideration paid to HB will vary based upon the HB Closing Capital, and is subject to certain adjustments described in the Agreement. The terms and conditions of the Merger are more fully set forth in the Agreement.

Capitalized terms used herein without definition have the respective meanings ascribed to them in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the HB Common Stock of the Merger Consideration to be paid to such holders in the proposed Merger.

In connection with preparing our opinion, we have reviewed, among other things:

(i)	a draft of the Agreement, dated April 1, 2019;

(ii)

certain financial statements and other historical financial and business information about HB and GBCI made available to us from published sources and/or from the internal records of HB and GBCI that we deemed relevant;

(iii)

certain publicly available analyst earnings estimates for GBCI for the years ending December 31, 2019 and December 31, 2020 extrapolated for GBCI for the years ending December 31, 2021, December 31, 2022, December 31, 2023, and December 31, 2024 based on growth rate assumptions provided by management, in each case as discussed with and confirmed by senior management of HB and GBCI;

Investment Banking

8 Third St. N. • Great Falls, MT 59401 • (406) 791-7421 • FAX (406) 791-7315

www.dadavidson.com/Investment-Banking

(iv)

financial projections for HB for the years ending December 31, 2019 and December 31, 2020 extrapolated for HB for the years ending December 31, 2021, December 31, 2022, December 31, 2023, and December 31, 2024 based on growth rate assumptions provided by management, in each case as discussed with and confirmed by senior management of HB;

(v)	the current market environment generally and the banking environment in particular;

(vi)	the financial terms of certain other transactions in the financial institutions industry, to the extent publicly available;

(vii)	the market and trading characteristics of selected public companies and selected public bank holding companies in particular;

(viii)	the relative contributions of GBCI and HB to the combined company;

(ix)	the pro forma financial impact of the Merger, taking into consideration the amounts and timing of the merger costs and cost savings;

(x)	the net present value of HB with consideration of projected financial results; and

(xi)

such other financial studies, analyses and investigations and financial, economic and market criteria and other information as we considered relevant including discussions with management and other representatives and advisors of GBCI and HB concerning the business, financial condition, results of operations and prospects of GBCI and HB.

In connection with our engagement, we have been authorized to solicit, and have solicited expressions of interest from parties with respect to a sale of HB.

In arriving at our opinion, we have, with your consent, assumed and relied upon the accuracy and completeness of all information that was publicly available or supplied or otherwise made available to, discussed with or reviewed by or for us. We have not independently verified (nor have we assumed responsibility for independently verifying) such information or its accuracy or completeness. We have relied on the assurances of management of HB that it is not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not undertaken or been provided with any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of HB or GBCI. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of HB or GBCI, and have not been provided with any reports of such physical inspections. We have assumed that there has been no material change in HB’s or GBCI’s business, assets, financial condition, results of operations, cash flows or prospects since the date of the most recent financial statements provided to us.

With respect to the financial projections and other estimates provided to or otherwise reviewed by or for or discussed with us, we have been advised by management of HB, and have assumed with your consent, that such projections and estimates were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of HB as to the future financial performance of HB. We assume no responsibility for and express no opinion as to such projections, estimates or the assumptions on which they were based.

We are not experts in the evaluation of loan and lease portfolios, classified loans or other real estate owned or in assessing the adequacy of the allowance for loan losses with respect thereto, and we did not make an independent evaluation or appraisal thereof, or of any other specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of HB or GBCI or any of their respective subsidiaries. We have not reviewed any individual loan or credit files relating to HB or GBCI. We have assumed, with your consent, that the respective allowances for loan and lease losses for both HB and GBCI are adequate to cover such losses. We did not make an independent evaluation of the quality of HB’s or GBCI’s deposit base, nor have we independently evaluated potential deposit concentrations or the deposit composition of HB or GBCI. We did not make an independent evaluation of the quality of the HB’s or GBCI’s investment securities portfolio, nor have we independently evaluated potential concentrations in the investment securities portfolio of HB or GBCI.

We have assumed that all of the representations and warranties contained in the Agreement and all related agreements are true and correct in all respects material to our analysis, and that the Merger and related transactions will be consummated in accordance with the terms of the Agreement, without waiver, modification or amendment of any term, condition or covenant thereof the effect of which would be in any respect material to our analysis. We also have assumed that all material governmental, regulatory or other consents, approvals, and waivers necessary for the consummation of the Merger and related transactions will be obtained without any material adverse effect on HB or GBCI or the contemplated benefits of the Merger. Further, we have assumed that the executed Agreement will not differ in any material respect from the draft Agreement, dated April 1, 2019, reviewed by us.

We have assumed in all respects material to our analysis that HB and GBCI will remain as a going concern for all periods relevant to our analysis. We express no opinion regarding the liquidation value of HB, or GBCI or any other entity.

Our opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to be paid to holders of HB Common Stock in the proposed Merger. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement, the Merger (including, without limitation, the form or structure of the Merger) or any related transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into in connection with the Merger, or as to the underlying business decision by HB to engage in the Merger. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of HB, GBCI, or any class of such persons, relative to the compensation to be paid to the holders of HB Common Stock in the Merger, or with respect to the fairness of any such compensation. Our opinion does not take into account individual circumstances of specific holders with respect to control, voting or other rights which may distinguish such holders.

We express no view as to, and our opinion does not address, the relative merits of the Merger as compared to any alternative business transactions or strategies, or whether such alternative transactions or strategies could be achieved or are available. In addition, our opinion does not address any legal, regulatory, tax or accounting matters, as to which we understand that HB obtained such advice as it deemed necessary from qualified professionals.

We express no opinion as to the actual value of GBCI Common Stock when issued in the Merger or the prices at which GBCI Common Stock will trade following announcement of the Merger or at any future time.

We have not evaluated the solvency or fair value of HB or GBCI under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. This opinion is not a solvency opinion and does not in any way address the solvency or financial condition of HB or GBCI. We are not expressing any opinion as to the impact of the Merger on the solvency or viability of HB or GBCI or the ability of HB or GBCI to pay their respective obligations when they come due.

We have acted as HB’s financial advisor in connection with the Merger and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon consummation of the Merger. In addition, HB has agreed to reimburse our reasonable expenses and indemnify us against certain liabilities arising out of our engagement.

Please be advised that during the two years preceding the date of this letter, we have provided investment banking and other financial services to GBCI for which we have received customary compensation. Such services during such period have included representing GBCI on M&A transactions. During the two years preceding the date of this letter, we have provided investment banking and other financial services to HB for which we have received customary compensation. Such services during such period have included preparing financial valuations.

In the ordinary course of our business, D.A. Davidson & Co. and its affiliates may actively trade or hold securities of HB or GBCI for our own accounts or for the accounts of our customers and, accordingly, may at any time hold long or short positions in such securities. We may seek to provide investment banking or other financial services to HB or GBCI in the future for which we would expect to receive compensation.

This fairness opinion was reviewed and approved by a D.A. Davidson & Co. Fairness Opinion Committee.

This opinion is solely for the information of the Board of Directors of HB (solely in its capacity as such) in connection with its consideration of the Merger and shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written consent, except that a copy of this opinion may be included in its entirety in any regulatory filing that GBCI is required to make in connection with the Merger if such inclusion is required by applicable law. This opinion is not intended to be and does not constitute a recommendation as to how the shareholder of HB should vote or act with respect to the Merger or any matter relating thereto.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid to the holders of the HB Common Stock is fair, from a financial point of view, to such holders.

Very truly yours,

D.A. Davidson & Co.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Sections 35-1-451 through 35-1-459 of the Montana Business Corporation Act (“MBCA”) contain specific provisions relating to indemnification of directors and officers of Montana corporations. In general, the statute provides that (i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense, if it is determined as provided in the statute that the director meets a certain standard of conduct, provided that when a director is liable to the corporation, the corporation may not indemnify him. The statute also permits a director or officer of a corporation who is a party to a proceeding to apply to the courts for indemnification or advance of expenses, unless the articles of incorporation provide otherwise, and the court may order indemnification or advancement of expenses under certain circumstances set forth in the statute. The statute further provides that a corporation may in its articles of incorporation or bylaws or by resolution provide indemnification in addition to that provided by statute, subject to certain conditions set forth in the statute.

Glacier’s articles provide, among other things, that the personal liability of the directors and officers of the corporation for monetary damages shall be eliminated to the fullest extent permitted by the MBCA. Glacier’s bylaws provide that the corporation shall indemnify its directors and officers to the fullest extent not prohibited by law, including indemnification for payments in settlement of actions brought against a director or officer in the name of the corporation.

Item 21.	Exhibits and Financial Statement Schedules

(a) The exhibits are listed below under the caption “Exhibit Index.”

(b) Financial Statement Schedules. None.

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether or not such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
2	Plan and Agreement of Merger dated as of April 3, 2019, by and among Glacier Bancorp, Inc., Glacier Bank, Heritage Bancorp, Heritage Bank of Nevada (included as Appendix A to the proxy statement/prospectus which is included in the registration statement).

3.1	Amended and Restated Articles of Incorporation of Glacier Bancorp, Inc. (incorporated herein by reference to Exhibit 3.i included in Glacier Bancorp Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008).

3.2	Amended and Restated Bylaws of Glacier Bancorp, Inc. (incorporated herein by reference to Exhibit 3.ii included in Glacier Bancorp Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008).

5*	Opinion of Moore, Cockrell, Goicoechea & Johnson, P.C. regarding legality of securities.

8.1*	Opinion of Miller Nash Graham & Dunn LLP regarding certain federal income tax matters.

8.2*	Opinion of Luse Gorman, PC regarding certain federal income tax matters.

10.1*	Form of Director and Executive Officer Voting Agreement.

10.2*	Form of Director Non-Competition Agreement.

23.1*	Consent of Moore, Cockrell, Goicoechea & Johnson, P.C. (contained in its opinion filed as Exhibit 5).

23.2*	Consent of BKD, LLP, Glacier Bancorp, Inc.’s independent registered public accounting firm.

23.3*	Consent of Miller Nash Graham & Dunn LLP (contained in its opinion filed as Exhibit 8.1).

23.4*	Consent of Luse Gorman PC (contained in its opinion filed as Exhibit 8.2).

24*	Power of Attorney (contained on the signature page of the registration statement).

99.1*	Form of proxy to be mailed to shareholders of Heritage Bancorp.

99.2	Consent of D.A. Davidson & Co., financial advisor to Heritage Bancorp.

*	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kalispell, State of Montana, on May 31, 2019.

GLACIER BANCORP, INC.
By:	/s/ Randall M. Chesler
Randall M. Chesler, President and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated, on the dates indicated.

Signature	Title	Date

/s/ Randall M. Chesler Randall M. Chesler	President and Chief Executive Officer and Director (Principal Executive Officer)	May 31, 2019

/s/ Ron J. Copher Ron J. Copher	Executive Vice President and Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	May 31, 2019

* Dallas I. Herron	Chairman of the Board and Director	May 31, 2019

* David C. Boyles	Director	May 31, 2019

* Sherry L. Cladouhos	Director	May 31, 2019

Signature	Title	Date

* James M. English	Director	May 31, 2019

* Annie M. Goodwin	Director	May 31, 2019

* Craig A. Langel	Director	May 31, 2019

* Douglas J. McBride	Director	May 31, 2019

* John W. Murdoch	Director	May 31, 2019

* George R. Sutton	Director	May 31, 2019

*By:	/s/ Randall M. Chesler
Randall M. Chesler, Attorney-in-fact